Filed Pursuant to Rule 424(b)(4)
Registration No. 333-97915
PROSPECTUS

6,000,000 Shares

Common Stock

This is our initial public offering of our common stock. We are offering 3,000,000 shares of our common stock and the selling stockholders named in this prospectus are offering 3,000,000 shares of our common stock. No public market for our common stock currently exists. We will not receive any proceeds from the sale of our shares by the selling stockholders.

Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TCBI.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

	Per Share	Total

Public offering price	$11.00	$66,000,000
Underwriting discounts and commissions	$0.77	$4,620,000
Proceeds, before expenses, to Texas Capital Bancshares	$10.23	$30,690,000
Proceeds, before expenses, to the selling stockholders	$10.23	$30,690,000

We and certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 900,000 additional shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about August 18, 2003.

LEHMAN BROTHERS

U.S. BANCORP PIPER JAFFRAY

SUNTRUST ROBINSON HUMPHREY

SANDLER O’NEILL & PARTNERS, L.P.

August 13, 2003

ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this document or any other document to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of common stock.

      Unless otherwise indicated, the information in this prospectus:

•	reflects the conversion of the 1,057,142 shares of preferred stock outstanding as of July 31, 2003 into 2,114,284 shares of common stock, which we expect will automatically occur upon the consummation of the offering.

i

PROSPECTUS SUMMARY

      This summary highlights selected information about us and the offering that is contained elsewhere in this prospectus. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus, as well as the other documents to which we refer you. Except as otherwise indicated by the context, references in this prospectus to “we,” “our,” the “issuer” or “TCBI” are to the combined business of Texas Capital Bancshares, Inc. and its wholly-owned subsidiary, Texas Capital Bank, N.A.

THE COMPANY

      Through our bank, Texas Capital Bank, we provide a wide range of banking services, primarily to the middle market business and high net worth individual segments of the Texas economy. Since we commenced operations in December 1998, our bank has demonstrated substantial growth in assets, deposits and profitability. As of June 30, 2003, we had approximately $2.0 billion in assets, $1.3 billion in total loans, $1.3 billion in deposits and $132 million in stockholders’ equity. We currently operate eight banking centers in our core markets, which are the greater Dallas/ Fort Worth, Austin and San Antonio metropolitan areas. We anticipate opening a new banking center to support and expand our operations in the Houston metropolitan area in September 2003. In addition, we also operate BankDirect, an Internet banking division of our bank, to attract consumer deposits for funding purposes and to provide our BankDirect customers with access to banking services on a 24 hours-a-day/ 7 days-a-week basis.

Background

      In March 1998, our founders organized TCBI to serve as a new holding company for an independent bank oriented to the needs of the Texas marketplace. Our founders have extensive Texas banking experience and strong community and business relationships in our core markets. Based on their assessment of the Texas banking environment, our founders determined that middle market businesses (which we generally define as businesses with annual revenues between $5 million and $250 million) and high net worth individuals (which we generally define as individuals with net worth in excess of $1 million) were not being well-served by the banks that emerged from the Texas banking crisis of the late 1980s. They concluded that there was an opportunity to reestablish an independent, Texas-headquartered, -managed and -focused bank with sufficient capital and other resources and expertise to serve these clients.

      We commenced banking operations under the Texas Capital Bank name in December 1998. Our predecessor bank, Resource Bank N.A., had commenced limited operations in October 1997. At the time of our acquisition of Resource Bank, we raised approximately $80 million in initial equity capital in a private offering, which we believe is the largest amount of start-up capital ever raised by a national bank. We believed this capital was necessary to service our target markets, particularly by allowing us to originate and retain loans of a size and type that would appeal to our targeted market segment. We also began recruiting a team of senior executives with extensive experience in the Texas banking industry and expanding our operations in our targeted core markets. We also focused on developing a broader range of funding sources, including raising deposits through BankDirect and attracting cost-effective, stable deposits from our commercial banking customers.

      We have grown substantially in both asset size and profitability since our formation. Our assets increased at annual rates of 357%, 122%, 28% and 54% in 1999, 2000, 2001 and 2002, respectively. Our total loans increased at annual rates of 1,952%, 176%, 44% and 24% in 1999, 2000, 2001 and 2002, respectively. Over the same period, our operating results have improved from a net loss of $9.3 million and $16.5 million in 1999 and 2000, respectively, reflecting in large part our start-up and expansion costs, to profits of $5.8 million and $7.3 million in 2001 and 2002, respectively, and $6.9 million for the first six months of 2003. The growth in our profitability is based largely on our success in developing a portfolio with an increasing amount of higher yielding commercial loans to local businesses and individuals, while managing our funding costs and non-interest expenses.

The Texas Market

      We believe that a key factor in our ability to achieve our business strategy and financial goals and to create stockholder value is the attractiveness of the Texas market. We believe the Texas market has favorable demographic and economic characteristics. In addition, we believe that the changes in the Texas banking market since the late 1980s have created an underserved market of Texas-based middle market businesses and high net worth individuals that we can successfully target.

      Texas is the second most populous state in the country with an estimated population in 2002 of approximately 21.6 million. In terms of population, Texas is expected to be among the ten fastest growing states in the U.S. over the period from 2002 to 2007, and the third fastest growing state of the ten most populous states over that period. In addition, average 2002 per capita income of $27,069 in our target markets (the five largest metropolitan markets in the state of Texas) was above the U.S. average and is expected to grow faster than any of the ten largest metropolitan statistical areas in the U.S. (excluding Dallas and Houston, which are two of our target markets and are among the ten largest metropolitan statistical areas in the U.S.) for the period 2002 to 2007. The Texas banking markets have grown over the past five years, with statewide deposits increasing from $194.3 billion in 1997 to $256.6 billion in 2002. The Texas economy has become substantially less dependent upon energy-related businesses than it was prior to the energy industry crisis of the late 1980s and includes a greater diversification among industries such as services, technology and manufacturing. Accordingly, we expect that the local Texas markets will grow faster than most in the U.S. with less volatility than experienced in the past, providing opportunities for above-average growth and potential profitability for us. Although current estimates of future economic and demographic data may indicate a favorable trend, there is no assurance that the actual results will follow these trends, especially as the Texas market may be subject to unexpected economic downturns.

      The Texas banking market is currently characterized by the dominance of large out-of-state banking organizations that entered the state following the economic crisis that affected Texas during the 1980s. Today, Texas’ five largest banking organizations by deposits are headquartered outside of Texas and approximately 55% of the total deposits in the state are controlled by out-of-state organizations. We believe that many middle market companies and high net worth individuals are interested in banking with a company headquartered in, and with decision-making authority based in, Texas and with established Texas bankers who have the expertise to act as trusted advisors. These customers are attractive to us because we believe that, if we serve them properly, we will be able to establish long-term relationships and provide multiple products to them, enhancing our overall profitability. Our banking centers have been built around experienced bankers with lending expertise in the specific industries found in their market areas, allowing for responsive, personalized service.

Our Management

      We have assembled an executive management team with extensive experience in the Texas banking industry.

•	Joseph M. (“Jody”) Grant (64) — Mr. Grant has been our Chairman of the Board and Chief Executive Officer since we commenced operations in 1998. In addition, he currently serves as the Chairman of the Board of our bank. Prior to co-founding our company, Mr. Grant served as Executive Vice President, Chief Financial Officer and a member of the board of directors of Electronic Data Systems Corporation from 1990 to March 1998. From 1986 to 1989, Mr. Grant had served as the Chairman and Chief Executive Officer of Texas American Bancshares, Inc.

•	George F. Jones, Jr. (59) — Mr. Jones has served as the Chief Executive Officer and President of our bank since its inception in December 1998. Mr. Jones was also a founder of Resource Bank, our predecessor bank. From 1993 until 1995, Mr. Jones served as an Executive Vice President of Comerica Bank, which acquired NorthPark National Bank in 1993. From 1986 until Comerica’s acquisition of NorthPark in 1993, Mr. Jones served as either NorthPark’s President or President and Chief Executive Officer.

•	C. Keith Cargill (50) — Mr. Cargill has served as an Executive Vice President and the Chief Lending Officer of our bank since its inception in December 1998. Mr. Cargill has more than 20 years of banking experience. He began his banking career at Texas American Bank in 1977, where he was the manager of the national corporate lending division of the flagship bank in Fort Worth. In 1985, Mr. Cargill became President and Chief Executive Officer of Texas American Bank/ Riverside, Ft. Worth. In 1989, Mr. Cargill joined NorthPark National Bank as an Executive Vice President and Chief Lending Officer. When NorthPark was acquired by Comerica Bank in 1993, Mr. Cargill joined Comerica as Senior Vice President and middle market banking manager.

      In addition to these three executive officers, we have attracted a number of other experienced Texas bankers to help build and grow our company. It is an integral component of our ongoing strategy to attract high quality, experienced bankers with long track records of serving middle market and private banking clientele in our targeted banking markets in Texas.

Chief Financial Officer

      In July 2003, Peter B. Bartholow agreed to become our Chief Financial Officer. We expect that he will begin serving in that capacity on October 6, 2003. Mr. Bartholow most recently served as a Managing Partner of Hat Creek Partners, a Dallas, Texas private equity firm. Prior to joining Hat Creek Partners, he was Vice President of Corporate Finance for EDS and also served on A.T. Kearney’s Board of Directors during that time.

Strategy

      Our main objective is to take advantage of expansion opportunities while operating efficiently, providing individualized customer service and maximizing profitability. To achieve this, we seek to implement the following strategies:

•	Target the attractive middle market business and high net worth individual market segments;

•	Focus our business development efforts on the key major metropolitan markets in Texas;

•	Grow our loan and deposit base in our existing markets by hiring additional experienced Texas bankers and opening select, strategically-located banking centers;

•	Improve our financial performance through the efficient management of our infrastructure and capital base;

•	Continue to use BankDirect as a way to diversify our funding sources by attracting retail deposits on a nationwide basis; and

•	Expand our geographic reach and business mix by hiring qualified local bankers, establishing select banking locations and completing selective acquisitions in new markets.

Expansion in Houston Market

      In September 2003, we anticipate that we will open a new banking center in Houston. We believe this new banking center will allow us to significantly expand our current operations in Houston. To assist our expansion in Houston, we have also hired several senior, experienced bankers who we believe will significantly expand our relationships in important sectors of the Houston marketplace. In addition, we intend to hire sufficient support personnel to offer a complete range of banking services.

THE OFFERING

Common stock offered by us	3,000,000 shares

Common stock offered by the selling stockholders	3,000,000 shares

Total shares of common stock offered	6,000,000 shares

Common stock outstanding after the offering	24,426,449 shares

Use of proceeds received by us	General corporate purposes, including to finance the growth of our business. A portion of the proceeds may be used for acquisitions or for the opening of select banking locations, although currently we have no understandings, agreements or definitive plans with respect to any acquisitions or openings of banking locations, other than the anticipated opening of our banking center in Houston in September 2003.

We will not receive any proceeds from the shares sold by our selling stockholders.

Nasdaq National Market trading symbol	TCBI

      Unless otherwise indicated, the share information in the table above and in this prospectus excludes up to 900,000 shares that may be purchased by the underwriters from us and certain of the selling stockholders to cover over-allotments.

      The outstanding share information is based upon 21,426,449 shares of our common stock that were outstanding as of July 31, 2003, as adjusted for the conversion of the 1,057,142 shares of preferred stock outstanding as of July 31, 2003 into 2,114,284 shares of common stock, which we expect will automatically occur upon the consummation of the offering. Unless otherwise indicated, information contained in this prospectus regarding the number of outstanding shares of common stock does not include or reflect the following:

•	2,368,888 shares of common stock issuable upon the exercise of outstanding stock options as of June 30, 2003; and

•	an aggregate of 129,861 shares of common stock reserved for future issuance as of June 30, 2003 under our 1999 Omnibus Stock Plan and 2000 Employee Stock Purchase Plan.

OUR CORPORATE INFORMATION

      We are incorporated under the laws of Delaware. Our corporate headquarters is located at 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201. Our telephone number is (214) 932-6600. Our web site addresses are www.texascapitalbank.com and www.bankdirect.com. The information on our web sites does not constitute part of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

      The following table provides our summary consolidated financial data for the periods ended and as of the dates indicated. You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At or for the
	Six Months Ended
	June 30,			At or for the Year Ended December 31,

	2003		2002	2002		2001	2000

	(Unaudited)

	(In thousands, except per share, average share and percentage data)
Consolidated Statement of Operations Data(1)
Interest income	$41,499		$32,013	$70,142		$70,594	$55,769
Interest expense	17,093		12,405	27,896		35,539	32,930
Net interest income	24,406		19,608	42,246		35,055	22,839
Provision for loan losses	2,850		1,979	5,629		5,762	6,135
Net interest income after provision for loan losses	21,556		17,629	36,617		29,293	16,704
Non-interest income	6,145		3,656	8,625		5,983	1,957
Non-interest expense	26,279		16,780	35,370		29,432	35,158
Income (loss) before taxes	1,422		4,505	9,872		5,844	(16,497)
Income tax expense (benefit)	(5,466)		1,128	2,529		—	—
Net income (loss)	6,888	(2)	3,377 (2)	7,343		5,844	(16,497)
Consolidated Balance Sheet Data(1)
Total assets	2,003,198		1,260,774	1,793,282		1,164,779	908,428
Loans	1,251,794		944,731	1,122,506		903,979	629,109
Securities available for sale	649,522		270,085	553,169		206,365	184,952
Securities held to maturity	—		—	—		—	28,366
Deposits	1,340,322		980,297	1,196,535		886,077	794,857
Federal funds purchased	156,194		52,087	83,629		76,699	11,525
Other borrowings	346,773		102,442	365,831		86,899	7,061
Long-term debt	20,000		—	10,000		—	—
Stockholders’ equity	132,168		118,043	124,976		106,359	86,197
Other Financial Data
Income (loss) per share:
Basic	$0.33	(2)	$0.15	$0.33	(2)	$0.31	$(0.95)
Diluted	0.32	(2)	0.15	0.32	(2)	0.30	(0.95)
Tangible book value per share(3)	6.11		5.48	5.80		5.08	4.46
Book value per share(3)	6.18		5.55	5.87		5.15	4.54
Weighted average shares:
Basic	19,202,699		19,135,782	19,145,255		18,957,652	17,436,628
Diluted	21,554,892		19,338,906	19,344,874		19,177,204	17,436,628
Selected Financial Ratios:
Performance Ratios(6)
Return on average assets	0.74%		0.56%	0.54%		0.58%	(2.42)%
Return on average equity	10.87%		6.02%	6.27%		6.44%	(20.02)%
Net interest margin	2.81%		3.47%	3.28%		3.62%	3.51%
Efficiency ratio	86.02	%(4)	72.13%	69.53	%(4)	71.72%	141.79%
Non-interest expense to average assets	2.81	%(5)	2.79%	2.59	%(5)	2.90%	5.15%
Asset Quality Ratios(6):
Net charge-offs to average loans	0.02%		0.56%	0.38%		0.26%	—
Allowance for loan losses to total loans	1.38%		1.28%	1.30%		1.39%	1.42%
Allowance for loan losses to non-performing and renegotiated loans	136.12%		178.88%	499.42%		110.23%	1,557.69%
Non-performing and renegotiated loans to total loans	1.01%		0.72%	.26%		1.26%	.09%
Capital and Liquidity Ratios
Total capital ratio	11.50%		11.99%	11.32%		11.73%	10.98%
Tier 1 capital ratio	10.27%		10.83%	10.16%		10.48%	9.94%
Tier 1 leverage ratio	7.43%		9.27%	7.66%		9.46%	9.62%
Average equity/average assets	6.78%		9.34%	8.57%		8.93%	12.07%
Tangible equity/assets	6.52%		9.24%	6.89%		9.00%	9.31%
Average net loans/average deposits	92.91%		96.08%	96.31%		95.54%	72.92%

(1)	The consolidated statement of operations data and consolidated balance sheet data presented above for the six month period ended June 30, 2002 and for the three most recent fiscal years ended December 31 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical results are not necessarily indicative of the results to be expected in any future period. The unaudited operating results for the six month period ended June 30, 2003 are not necessarily indicative of the results to be achieved for the full year. Interim results reflect all adjustments necessary for a fair statement of the results of operations and balances for the interim periods presented. Such adjustments are of a normal recurring nature.

(2)	During the six months ended June 30, 2003, net income included the impact of reversing our deferred tax asset valuation allowance of $5.9 million, $6.3 million in penalties related to unwinding repurchase agreements prior to maturity and approximately $250,000 in separation expense related to the resignation of a senior officer. For the six months ended June 30, 2003, income per share excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense would have been $0.25, on a basic basis, and $0.25, on a diluted basis. During the year ended December 31, 2002, net income included $1.2 million in IPO expenses recognized as our offering was postponed. For the year ended December 31, 2002, income per share excluding these IPO expenses would have been $0.37, on a basic basis, and $0.36, on a diluted basis. Income per share excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense for the six months ended June 30, 2003 and income per share excluding IPO expenses for the year ended December 31, 2002 are non-GAAP financial measures. See below for an explanation of why we believe these non-GAAP financial measures are useful to management and investors and a reconciliation of these non-GAAP financial measures to income per share, which is the most directly comparable financial measure presented in accordance with GAAP.

(3)	Amounts for December 31, 2001 are adjusted to reflect the conversion of 753,301 shares of preferred stock outstanding on such date into 1,506,602 shares of common stock, assuming automatic conversion of the preferred stock. Amounts for June 30, 2002, December 31, 2002 and June 30, 2003 are adjusted to reflect the conversion of 1,057,142 shares of preferred stock outstanding on such date into 2,114,284 shares of common stock, assuming automatic conversion of the preferred stock.

(4)	Represents non-interest expense divided by the sum of net interest income and non-interest income for the periods shown. During the six months ended June 30, 2003, non-interest expense included $6.3 million in penalties related to unwinding repurchase agreements prior to maturity and approximately $250,000 in separation expense related to the resignation of a senior officer. For the six months ended June 30, 2003, the efficiency ratio excluding the unwinding penalties and separation expense would have been 64.70%. During the year ended December 31, 2002, non-interest expense included $1.2 million in IPO expenses recognized as our offering was postponed. For the year ended December 31, 2002, the efficiency ratio excluding the IPO expenses would have been 67.19%. The efficiency ratio excluding unwinding penalties and separation expense for the six months ended June 30, 2003 and the efficiency ratio excluding IPO expenses for the year ended December 31, 2002 are non-GAAP financial measures. See below for an explanation of why we believe these non-GAAP financial measures are useful to management and investors and a reconciliation of these non-GAAP financial measures to the efficiency ratio, which is the most directly comparable financial measure presented in accordance with GAAP.

(5)	During the six months ended June 30, 2003, the ratio of non-interest expense to average assets included $6.3 million in penalties related to unwinding repurchase agreements prior to maturity and approximately $250,000 in separation expense related to the resignation of a senior officer. For the six months ended June 30, 2003, the annualized ratio of non-interest expense to average assets excluding the unwinding penalties and separation expense would have been 2.11%. During the year ended December 31, 2002, the ratio of non-interest expense to average assets included $1.2 million in IPO expenses recognized as our offering was postponed. For the year ended December 31, 2002, the ratio of non-interest expense to average assets excluding the IPO expenses would have been 2.50%. The ratio of non-interest expense to average assets excluding unwinding penalties and separation expense for the six months ended June 30, 2003 and the ratio of non-interest expense to average assets excluding IPO expenses for the year ended December 31, 2002 are non-GAAP financial measures. See below for an explanation of why we believe these non-GAAP financial measures are useful to management and investors and a reconciliation of these non-GAAP financial measures to the ratio of non-interest expense to average assets, which is the most directly comparable financial measure presented in accordance with GAAP.

(6)	Interim period ratios are annualized.

*	Not meaningful.

Non-GAAP Financial Measures

      The footnotes to the Summary Consolidated Financial Information presented above, the footnotes to the Selected Consolidated Financial Data, and portions of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” include non-GAAP financial measures. These non-GAAP financial measures are:

•	for the six months ended June 30, 2003:

•	income per share (basic and diluted) excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense;

•	efficiency ratio excluding unwinding penalties and separation expense; and

•	ratio of non-interest expense to average assets excluding unwinding penalties and separation expense;

•	for the year ended December 31, 2002:

•	income per share (basic and diluted) excluding IPO expenses;

•	efficiency ratio excluding IPO expenses; and

•	ratio of non-interest expense to average assets excluding IPO expenses.

      The impact of reversing the valuation allowance reflects the reversal of our deferred tax asset valuation allowance of $5.9 million. The unwinding penalties reflect $6.3 million in penalties related to unwinding repurchase agreements prior to maturity. The separation expense reflects approximately $250,000 in separation expense related to the resignation of a senior officer. The IPO expenses reflect $1.2 million in IPO expenses recognized as our offering was postponed.

      Management believes that these non-GAAP financial measures are useful to investors and to management because they provide additional information that more closely reflects our intrinsic operating performance and growth. Reversal of the entire valuation allowance was based on our assessment of our ability to generate earnings to allow the deferred tax assets to be realized which is supported by our current earnings trends. We unwound certain repurchase agreements, incurring the unwinding penalties, in order to take advantage of historical lows in interest rates, which had decreased on similar repurchase agreements by approximately 1.4% since the time we entered into the original repurchase agreements. Although we have experienced employee separations in the past, this was the first separation with an executive who had entered into an employee agreement with us. We currently have only three other employees with employment agreements. Since we have not had any reversals of valuation allowances, unwinding penalties or separation expenses related to employees who have employment agreements in our operating history, and because expenses related to the initial public offering will not recur once the offering is completed, we believe that these non-GAAP financial measures are useful to investors and to management to understand the development of our income per share results, efficiency ratio and ratio of non-interest expense to average assets since our founding and to help in comparing our intrinsic operating performance in different periods. Management also uses these measures internally to evaluate our performance and manage our operations. These measurements should not be regarded as a replacement for corresponding GAAP measures.

      The following tables reconcile each of the non-GAAP financial measures described above to the most directly comparable financial measure presented in accordance with GAAP.

Reconciliation of GAAP to income per share, excluding the impact of reversing the valuation allowance, unwinding penalties, separation expense and to income per share excluding IPO expenses.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2003	2002

	(Unaudited)

	(In thousands
	except share data)
Net income	$6,888	$7,343
Repurchase agreement unwinding penalties	6,262	—
Executive separation	250	—
Tax effect of repurchase agreement unwinding penalties and separation costs	(2,120)	—
Impact of reversing deferred tax asset valuation allowance	(5,929)	—
IPO expenses	—	1,190
Tax effect of IPO expenses	—	(417)

Income excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003), and income excluding IPO expenses (for year ended December 31, 2002)	5,351	8,116
Preferred stock dividends	(550)	(1,097)

Numerator used to calculate basic income per share excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003) and numerator for basic income for share excluding IPO expenses (for year ended December 31, 2002)	4,801	7,019
Effect of dilutive securities (*)	550	—

Numerator used to calculate diluted income per share excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003) and numerator for diluted income per share excluding IPO expenses (for year ended December 31, 2002)	$5,351	$7,019

Denominator used for GAAP and basic income per share excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003) and denominator for GAAP and basic income per share excluding IPO expenses (for year ended December 31, 2002)	19,202,699	19,145,255
Denominator used for GAAP and diluted income per share excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003) and denominator for GAAP and diluted income per share excluding IPO expenses (for year ended December 31, 2002)	21,554,892	19,344,874
Basic income per share excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003) and basic income per share excluding IPO expenses (for year ended December 31, 2002)	$.25	$.37
Diluted income per share excluding the impact of reversing the valuation allowance, unwinding penalties, and separation expense (for six months ended June 30, 2003) and diluted income per share excluding IPO expenses (for year ended December 31, 2002)	$.25	$.36

*	Effects of Series A convertible preferred stock are anti-dilutive in 2002 and are not included.

Reconciliation of GAAP to Efficiency Ratio and Ratio of Non-interest Expense to Average Assets excluding Unwinding Penalties and Separation Expense, and Efficiency Ratio and Ratio of Non-interest Expense to Average Assets excluding IPO expenses.

	Six Months Ended	Year Ended
	June 30,	December 31,
	2003	2002

	(Unaudited)

	(In thousands)
Non-interest expense	$26,279	$35,370
Repurchase agreement unwinding penalties	(6,262)	—
Executive separation	(250)	—
IPO expenses	—	(1,190)

Numerator used to calculate efficiency ratio excluding unwinding penalties and separation expense and ratio of non-interest expense to average assets excluding unwinding penalties and separation expense (for six months ended June 30, 2003) and numerator for efficiency ratio excluding IPO expenses and ratio of non-interest expense to average assets excluding IPO expenses (for year ended December 31, 2002)	$19,767	$34,180

Denominator used for GAAP and efficiency ratio excluding unwinding penalties and separation expense (for six months ended June 30, 2003) and denominator used for GAAP and efficiency ratio excluding IPO expenses (for year ended December 31, 2002)

Net interest income	$24,406	$42,246
Non-interest income	6,145	8,625

	$30,551	$50,871

Efficiency ratio excluding unwinding penalties and separation expense (for six months ended June 30, 2003) and efficiency ratio excluding IPO expenses (for year ended December 31, 2002)	64.70%	67.19%
Denominator used for GAAP and ratio of non-interest expense to average assets excluding unwinding penalties and separation expense (for six months ended June 30, 2003 (annualized)) and denominator used for GAAP and ratio of non-interest expense to average assets excluding IPO expenses (for year ended December 31, 2002)

Average assets	$1,886,142	$1,365,722
Ratio of Non-interest expense to average assets excluding unwinding penalties and separation expense (for six months ended June 30, 2003 (annualized)) and ratio of non-interest expense to average assets excluding IPO expenses (for year ended December 31, 2002)	2.11%	2.50%

RISK FACTORS

      Before you invest in our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our financial statements and related notes, before you decide to purchase shares of our common stock. The following risks and uncertainties are not the only ones we face. There may be additional risks that we do not currently know of or that we currently deem immaterial based on the information available to us. If any of these risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly and you could lose part or all of your investment.

Risks Related to Our Business

Our business strategy includes significant growth plans, and if we fail to manage our growth effectively as we pursue our expansion strategy, it could negatively affect our operations

      We intend to develop our business by pursuing a significant growth strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. In order to execute our growth strategy successfully, we must, among other things:

•	identify and expand into suitable markets;

•	build our customer base;

•	maintain credit quality;

•	attract sufficient deposits to fund our anticipated loan growth;

•	attract and retain qualified bank management in each of our targeted markets;

•	identify and pursue suitable opportunities for opening new banking locations; and

•	maintain adequate regulatory capital.

      Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy.

We have a history of net operating losses

      Although we have generated operating profits for each fiscal quarter since March 2001, we incurred significant losses during our initial years of operations and cannot guarantee that we will be able to sustain profitability. Our losses were attributable in large part to expenses incurred in forming our business, establishing our operations and growing our business, which were funded with equity capital. We cannot assure you that our revenues will continue to be sufficient to cover our expenses or that capital will be available to us on satisfactory terms, or at all, to fund any shortfall between these costs and revenues. Consequently, if we are unable to generate profits on a consistent basis, our ability to compete effectively could be adversely affected.

We have a limited operating history and as a result our financial performance to date may not be a reliable indicator of whether our business strategy will be successful

      We did not commence significant operations with our current management and begin implementing our current strategy until December 1998, and our operations prior to that date were very limited. We have a very limited historical basis upon which to rely for gauging our business performance under normalized operations. Our prospects are subject to the risks and uncertainties frequently encountered by companies in their early stages of development, including the risk that we will not be able to implement our business plan or that our business plan will prove to be unprofitable. Accordingly, our financial performance to date may not be representative of our long-term future performance or indicative of whether our business strategy will be successful.

We may not be able to find suitable acquisition candidates

      We intend to make acquisitions that will complement or expand our business. However, we believe that there are a limited number of banks that will meet our acquisition criteria and, consequently, we cannot assure you that we will be able to identify suitable candidates for acquisitions. In addition, even if suitable candidates are identified, we expect to compete with other potential bidders for such businesses, many of which may have greater financial resources than we have. Our failure to find suitable acquisition candidates, or successfully bid against other competitors for acquisitions, could adversely affect our ability to successfully implement our business strategy.

We may be unable to manage our growth due to acquisitions, which could have an adverse effect on our financial condition or results of operations

      We believe that a portion of our growth will come from acquisitions of banks and other financial institutions. Such acquisitions involve risks of changes in results of operations or cash flows, unforeseen liabilities relating to the acquired institution or arising out of the acquisition, asset quality problems of the acquired entity and other conditions not within our control, such as adverse personnel relations, loss of customers because of change of identity, deterioration in local economic conditions and other risks affecting the acquired institution. In addition, the process of integrating acquired entities will divert significant management time and resources. We cannot assure you that we will be able to integrate successfully or operate profitably any financial institutions we may acquire. We may experience disruption and incur unexpected expenses in integrating acquisitions. There can be no assurance that any such acquisitions will enhance our business, results of operations, cash flows or financial condition, and such acquisitions may have an adverse effect on our results of operations, particularly during periods in which the acquisitions are being integrated into our operations.

We are dependent upon key personnel

      Our success depends to a significant extent upon the performance of certain key employees, the loss of whom could have an adverse effect on our business. Our key employees include Joseph M. Grant, our Chairman of the Board of Directors and Chief Executive Officer, George F. Jones, Jr., the President and Chief Executive Officer of our bank, and C. Keith Cargill, our bank’s Executive Vice President and Chief Lending Officer. Although we have entered into employment agreements with these employees, we cannot assure you that we will be successful in retaining these key employees.

Our operations are significantly affected by interest rate levels

      Our profitability is dependent to a large extent on our net interest income, which is the difference between interest income we earn as a result of interest paid to us on loans and investments and interest we pay to third parties such as our depositors and those from whom we borrow funds. Like most financial institutions, we are affected by changes in general interest rate levels, which are currently at relatively low levels, and by other economic factors beyond our control. Interest rate risk can result from mismatches between the dollar amount of repricing or maturing assets and liabilities and from mismatches in the timing and rate at which our assets and liabilities reprice. Although we have implemented strategies which we believe reduce the potential effects of changes in interest rates on our results of operations, these strategies may not always be successful. In addition, any substantial and prolonged increase in market interest rates could reduce our customers’ desire to borrow money from us or adversely affect their ability to repay their outstanding loans by increasing their credit costs since most of our loans have adjustable interest rates that reset periodically. Any of these events could adversely affect our results of operations or financial condition.

We must effectively manage our credit risk

      There are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks resulting from changes in economic and industry conditions, risks inherent in dealing with individual borrowers and risks resulting from uncertainties as to the future value of collateral. The risk of nonpayment of loans is inherent in commercial banking. Although we attempt to minimize our credit risk by carefully monitoring the concentration of our loans within specific industries and through prudent loan application approval procedures, we cannot assure you that such monitoring and approval procedures will reduce these lending risks. Moreover, as we expand our operations into new geographic markets, our credit administration and loan underwriting policies will need to be adapted to the local lending and economic environments of these new markets. We cannot assure you that our credit administration personnel, policies and procedures will adequately adapt to any new geographic markets.

There are material risks involved in commercial lending that could adversely affect our business

      We generally invest a greater proportion of our assets in commercial loans than other banking institutions of our size, which typically invest a greater proportion of their assets in loans secured by single-family residences. Commercial loans generally involve a higher degree of credit risk than residential mortgage loans due, in part, to their larger average size and generally less readily-marketable collateral. Due to their size and the nature of their collateral, losses incurred on a small number of commercial loans could have a material adverse impact on our financial condition and results of operations. In addition, unlike residential mortgage loans, commercial loans generally depend on the cash flow of the borrower’s business to service the debt. Furthermore, a significant portion of our loans is dependent for repayment largely on the liquidation of assets securing the loan, such as inventory and accounts receivable. These loans carry incrementally higher risk, since their repayment is often dependent solely on the financial performance of the borrower’s business. Our business plan calls for continued efforts to increase our assets invested in commercial loans. An increase in non-performing loans could cause operating losses, impaired liquidity and the erosion of our capital, and could have a material adverse effect on our business, financial condition or results of operations.

If the value of real estate in our core Texas markets were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which would have a material adverse effect on us

      The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a short period of time as a result of market conditions in the geographic area in which the real estate is located. If the value of the real estate serving as collateral for our loan portfolio were to decline materially, a significant part of our loan portfolio could become under-collateralized. As of June 30, 2003, approximately 41% of the collateral for the loans in our portfolio consisted of real estate. Of the real estate that collateralizes the loans in our portfolio, approximately one-third of the properties are real estate owned and occupied by businesses to which we have extended loans and the remaining two-thirds is real estate held for investment by the borrower. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the amount of security that we anticipated at the time of originating the loan, which could have a material adverse effect on our provision for loan losses and our operating results and financial condition.

We may be responsible for environmental claims and other related costs of property we acquire through foreclosure, which could adversely affect our profitability

      A significant portion of our loan portfolio is secured by real property. In the course of our business, we may acquire properties that secure loans as a result of foreclosure. There is a risk that hazardous or toxic waste could be found on such properties. In such event, we could be held responsible for the cost of cleaning up or removing such waste, and such cost could significantly exceed the value of the underlying properties and adversely affect our profitability. To date, we have not been required to perform any investigation or clean up activities with respect to, nor have we been subject to any environmental claims on, any loans held in our loan portfolio or other properties we acquired. Although we have a policy that requires us to perform an environmental review before initiating any foreclosure action on real property, there can be no assurance that this will be sufficient to detect all potential environmental hazards.

Our financial condition and results of operations would be adversely affected if our allowance for loan losses is not sufficient to absorb actual losses

      Experience in the banking industry indicates that a portion of our loans will become delinquent, some of which may only be partially repaid or may never be repaid at all. Despite our underwriting criteria, we experience losses for reasons beyond our control, such as general economic conditions. Although we believe that our allowance for loan losses is maintained at a level adequate to absorb any inherent losses in our loan portfolio, these estimates of loan losses are inherently subjective and their accuracy depends on the outcome of future events. We may need to make significant and unanticipated increases in our loss allowances in the future, which would materially affect our results of operations in that period.

Bank regulators may require us to increase our allowance for loan losses, which could have a negative effect on our financial condition and results of operations

      Federal regulators, as an integral part of their respective supervisory functions, periodically review our allowance for loan losses. The regulatory agencies may require us to increase our provision for loan losses or to recognize further loan charge-offs based upon their judgments, which may be different from ours. Any increase in the allowance for loan losses required by these regulatory agencies could have a negative effect on our financial condition and results of operations.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future

      Most of the loans in our loan portfolio were originated within the past four years, and approximately 49% were originated within the past 18 months. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which is likely to be somewhat higher than current levels.

Until our portfolio becomes more seasoned, we must rely in part on the historical loan loss experience of other financial institutions and the experience of our management in determining our allowance for loan losses, and this may not be comparable to our loan portfolio

      Because most of our loans in our loan portfolio were originated relatively recently, our loan portfolio does not provide an adequate history of loan losses for our management to rely upon in establishing our allowance for loan losses. We therefore rely to a significant extent upon other financial institutions’ histories of loan losses and their allowance for loan losses, as well as our management’s estimates based on their experience in the banking industry, when determining our allowance for loan losses. There is no assurance that the history of loan losses and the reserving policies of other financial institutions and our management’s judgment will result in reserving policies that will be adequate for our business and operations or applicable to our loan portfolio.

Our business faces unpredictable economic conditions

      General economic conditions impact the banking industry. The credit quality of our loan portfolio necessarily reflects, among other things, the general economic conditions in the areas in which we conduct our business. Our continued financial success depends somewhat on factors beyond our control, including:

•	national and local economic conditions;

•	the supply and demand for investable funds;

•	interest rates; and

•	federal, state and local laws affecting these matters.

      Any substantial deterioration in any of the foregoing conditions could have a material adverse effect on our financial condition and results of operations, which would likely adversely affect the market price of our common stock. Further, with the exception of our BankDirect customers which comprised 19% of our total deposits as of June 30, 2003, our bank’s customer base is primarily commercial in nature, and our bank does not have a significant branch network or retail deposit base. In periods of economic downturn, business and commercial deposits may tend to be more volatile than traditional retail consumer deposits and, therefore, during these periods our financial condition and results of operations could be adversely affected to a greater degree than those competitors that have a larger retail customer base.

Our business is concentrated in Texas and a downturn in the economy of Texas may adversely affect our business

      Substantially all of our business is located in Texas. As a result, our financial condition and results of operations may be affected by changes in the Texas economy. A prolonged period of economic recession or other adverse economic conditions in Texas may result in an increase in nonpayment of loans and a decrease in collateral value.

We compete with many larger financial institutions which have substantially greater financial resources than we have

      Competition among financial institutions in Texas is intense. We compete with other bank holding companies, state and national commercial banks, savings and loan associations, consumer finance companies, credit unions, securities brokerages, insurance companies, mortgage banking companies, money market mutual funds, asset-based non-bank lenders and other financial institutions. Many of these competitors have substantially greater financial resources, lending limits and larger branch networks than we do, and are able to offer a broader range of products and services than we can. Failure to compete effectively for deposit, loan and other banking customers in our markets could cause us to lose market share, slow our growth rate and may have an adverse effect on our financial condition and results of operations.

Our future profitability depends, to a significant extent, upon revenue we receive from our middle market business customers and their ability to meet their loan obligations

      At June 30, 2003, a substantial majority of our loan portfolio was comprised of loans to our middle market business customers. For the six month period ended June 30, 2003, a significant portion of our total interest and non-interest income was derived from middle market business customers. We expect that our future profitability will depend, to a significant extent, upon revenue we receive from middle market business customers, and their ability to continue to meet existing loan obligations. As a result, adverse economic conditions or other factors adversely affecting this market segment may have a greater adverse effect on us than on other financial institutions that have a more diversified customer base.

We compete in an industry that continually experiences technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements

      The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to improving the ability to serve customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

System failure or breaches of our network security could subject us to increased operating costs as well as litigation and other liabilities

      The computer systems and network infrastructure we use could be vulnerable to unforeseen problems. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure utilized by us against damage from physical break-ins, security breaches and other disruptive problems caused by the Internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us and deter potential customers. Although we, with the help of third-party service providers, intend to continue to implement security technology and establish operational procedures to prevent such damage, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to protect customer transaction data. A failure of such security measures could have an adverse effect on our financial condition and results of operations.

Our success in the Internet banking market will largely depend on our ability to implement services competitive with similar services offered by other financial institutions

      The success of our Internet banking products and services will depend in large part on our ability to implement and maintain the appropriate technology. This includes our ability to provide services competitive with banks that are already using the Internet. If we are unable to implement and maintain the appropriate technology efficiently, it could affect our results of operations and our ability to compete with financial institutions.

Our success in attracting and retaining retail consumer deposits depends on our ability to offer competitive rates and services

      As of June 30, 2003, approximately 19% of our total deposits came from retail consumer customers through BankDirect, our Internet banking facility. The market for Internet banking is extremely competitive and allows retail consumer customers to access financial products and compare interest rates from numerous financial institutions located across the U.S. As a result, Internet retail consumers are more sensitive to interest rate levels than retail consumers who bank at a branch office. Our future success in retaining and attracting retail consumer customers depends, in part, on our ability to offer competitive rates and services.

We could be adversely affected by changes in the regulation of the Internet

      Our ability to conduct, and the cost of conducting, business may also be adversely affected by a number of legislative and regulatory proposals concerning the Internet, which are currently under consideration by federal, state, local and foreign governmental organizations. These proposals include, but are not limited to, the following matters:

•	on-line content;

•	user privacy;

•	taxation;

•	access charges;

•	liability for third-party activities; and

•	regulatory and supervisory authority.

      Moreover, it is uncertain how existing laws relating to these issues will be applied to the Internet. The adoption of new laws or the application of existing laws could decrease the growth in the use of the Internet, which could in turn decrease the demand for our services, increase our cost of doing business or otherwise have an adverse effect on our business, financial condition and results of operations. Furthermore, government restrictions on Internet content could slow the growth of Internet use and decrease acceptance of the Internet as a communications and commercial medium and thereby have an adverse effect on our financial condition and results of operations.

Risks Related to Our Industry

We are subject to significant government regulation

      We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve System, or Federal Reserve, the Office of the Comptroller of the Currency, or OCC, and the Federal Deposit Insurance Corporation, or FDIC. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of stockholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels and other aspects of our operations. The bank regulatory agencies possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. In addition, future legislation and government policy, including with respect to bank deregulation and interstate expansion, could adversely affect the banking industry as a whole, including our results of operations. For example, new legislation or regulation may limit the manner in which we may conduct our business, including our ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads.

Recent legislation will change the way financial institutions conduct their business; we cannot predict the effect it will have upon us

      The Gramm-Leach-Bliley Financial Modernization Act was signed into law on November 12, 1999. Among other things, the Modernization Act repeals restrictions on banks affiliating with securities firms and insurance companies. It also permits bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking and insurance company portfolio investment activities. The Modernization Act may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that the Modernization Act will have on us.

Risks Related to an Investment in Our Common Stock

Our offering price may not be indicative of the fair market value of the common stock, and the future trading price of our stock may fluctuate

      The public offering price may not indicate the market price for the common stock after this offering. We determined the public offering price based on a variety of factors, including:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

      The offering price and aggregate number of shares being offered were determined through our negotiations with the underwriters. No assurance can be given that you will be able to resell your shares at a price equal to or greater than the offering price or that the offering price necessarily indicates the fair market value of our common stock.

      The market price of our common stock may also be subject to significant fluctuations in response to our future operating results and other factors, including market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performances and prospects of individual companies.

If a market for our common stock does not develop, you may not be able to sell your shares at or above the offering price

      Prior to this offering, a public market for our common stock did not exist. Although our common stock has been approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market will develop or that purchasers of our common stock will be able to resell their common stock at prices equal to or greater than the initial public offering price. The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence of a sufficient number of willing buyers and sellers at any given time, over which neither we nor any market maker has any control. Accordingly, there can be no assurance that an established and liquid market for the common stock will develop or be maintained.

Future sales of our common stock could depress the price of our common stock

      Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, or the perception that these sales are likely to occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 24,426,449 outstanding shares of our common stock. Of these shares, approximately 10.5 million shares, including the shares sold in this offering, may be traded, without restriction, in the public market immediately after this offering is completed. Upon the expiration of lock-up agreements entered into by our directors, officers, the selling stockholders and certain other significant stockholders in connection with the offering, which will occur 180 days from the date of this prospectus, approximately 13.0 million additional shares will be eligible for sale in the public market, subject, in the case of our affiliates, to the volume restrictions of Rule 144.

As a new investor, you will incur substantial book value dilution as a result of this offering and future equity issuances could result in further dilution, which could cause our stock price to decline

      The initial public offering price is substantially higher than the current net tangible book value of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $4.34 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and future equity issuances, including any additional shares issued in connection with acquisitions, could result in further dilution to investors.

Our existing management will maintain significant control over us following the offering

      Immediately following this offering, our current executive officers and directors will beneficially own approximately 14.8% of the outstanding shares of our common stock, or approximately 13.9% if the underwriters exercise their over-allotment option in full. These percentages may increase to the extent that the executive officers and directors elect to purchase shares in connection with this offering. Accordingly, our current executive officers and directors will be able to influence, to a significant extent, the outcome of all matters required to be submitted to our stockholders for approval (including decisions relating to the election of directors), the determination of day-to-day corporate and management policies and other significant corporate activities.

We have not historically paid, and do not presently intend to pay, cash dividends

      We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

We will be restricted in our ability to pay dividends to our stockholders

      We are a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from our bank to fund the payment of future cash dividends, if any, to our stockholders. Payment of dividends by the bank to us would be subject to the prior approval of the OCC if the total of all dividends declared by the bank in any calendar year exceeds the sum of the bank’s net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. In addition, federal law also prohibits a national bank from paying dividends if it is, or such dividend payments would cause it to become, undercapitalized. At June 30, 2003, our bank was prohibited by these laws from paying any dividends to us without the OCC’s prior approval. If the bank is restricted from paying cash dividends to us, we would likely not be able to pay cash dividends to our stockholders.

Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law may make it more difficult for you to receive a change in control premium

      Certain provisions of our certificate of incorporation and bylaws could make a merger, tender offer or proxy contest more difficult, even if such events were perceived by many of our stockholders as beneficial to their interests. These provisions include advance notice for nominations of directors and stockholders’ proposals. In addition, our certificate of incorporation authorizes the issuance of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval (unless otherwise required by the rules of any stock exchange on which our common stock is then listed), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although we have no present intention to issue any shares of our preferred stock, there can be no assurance that we will not do so in the future. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder, defined generally as a person owning 15% or more of a corporation’s outstanding voting stock, from engaging in a business combination with our company for three years following the date that person became an interested stockholder unless certain specified conditions are satisfied.

There are substantial regulatory limitations on changes of control

      With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of our common stock in this offering.

We have broad discretion to use the proceeds of this offering

      We expect to use the net proceeds from this offering for the broadening of business lines, potential acquisitions in the financial and financial services industries and other general corporate purposes. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have an adverse effect on our financial condition and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. They include, but are not limited to, statements relating to:

•	future revenues, expenses and profitability; and

•	the future development and expected growth of our business.

      You can identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “aims,” “anticipates,” “believes,” “plans,” “expects,” “future” and “intends” and similar expressions. This information does not guarantee future performance and is subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. In evaluating forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements reflect our view only as of the date of this prospectus, and we do not assume any obligation to update or correct these forward-looking statements except to the extent we are required to do so by applicable law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained throughout this prospectus.

USE OF PROCEEDS

      We expect to receive net proceeds of approximately $30.2 million from this offering after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from shares of our common stock sold by the selling stockholders in this offering.

      We intend to use the net proceeds for general corporate purposes, including to finance the growth of our business. We may also use a portion of the proceeds for acquisitions or for the opening of select banking locations. However, we have no present understanding, agreement or definitive plans relating to any specific acquisitions or openings of any banking locations, other than the anticipated opening of our banking center in Houston in September 2003.

      The principal purposes of this offering are to raise capital, create a public market for our common stock, enhance our ability to acquire other businesses, products and technologies and facilitate future access to public securities markets.

      We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes mentioned above. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

      In addition, we are a holding company and our principal source of funds to pay dividends, if any, in the future and make other payments will be the payment of dividends by our bank to us. As a national bank, our bank is subject to various restrictions under federal law on its ability to pay dividends and make other distributions and payments to us. These are described under “Regulation and Supervision.”

      Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements, federal banking regulations, Delaware law, and other factors that our board of directors deems relevant.

CAPITALIZATION

      The following table presents our capitalization as of June 30, 2003. Our capitalization is presented:

•	on an actual basis (which does not reflect the conversion of the 1,057,142 shares of preferred stock into shares of common stock); and

•	on a pro forma basis to reflect:

•	our receipt of the estimated net proceeds of approximately $30.2 million from the sale of 3,000,000 shares of common stock by us in this offering, after deducting the estimated underwriting discounts and commissions, and estimated offering expenses;

•	the conversion of the 1,057,142 shares of preferred stock outstanding into 2,114,284 shares of common stock, which we expect will automatically occur upon the consummation of the offering; and

•	the conversion of a sufficient number of shares of Series A-1 Nonvoting common stock, all of which is held by one of our stockholders, into an equal number of shares of voting common stock so that, after the offering, the holder’s beneficial ownership of voting common stock equals 4.9% of the outstanding shares of voting common stock.

      You should read this table in conjunction with the consolidated financial statements and related notes that are included in this prospectus.

	As of June 30, 2003

	Actual	Pro Forma

	(In thousands,
	except share data)
Liabilities
Deposits
Non-interest bearing	$330,015	$330,015
Interest bearing	1,010,307	1,010,307

Total deposits	1,340,322	1,340,322
Accrued interest payable	3,393	3,393
Other liabilities	4,348	4,348
Federal funds purchased	156,194	156,294
Repurchase agreements	293,272	293,172
Other borrowings	53,501	53,501
Long-term debt	20,000	20,000

Total liabilities	1,871,030	1,871,030
Stockholders’ equity:
Preferred stock, $.01 par value
Authorized shares — 10,000,000
Issued shares — 1,057,142 convertible preferred stock, nonvoting, $.01 par value, 6% (actual); 0 (pro forma)	11	—
Common stock, $.01 par value:
Authorized shares — 100,000,000
Voting common stock:
Issued shares — 18,577,704 (actual); 24,056,863 (pro forma)	185	241
Series A-1 non-voting common stock, $.01 par value:
Issued shares — 691,733 (actual); 326,858 (pro forma)	7	3
Additional paid-in capital	131,801	161,954
Accumulated deficit	(6,459)	(6,459)
Treasury stock (shares at cost: 97,246 (actual); 97,246 (pro forma))	(668)	(668)
Deferred compensation	573	573
Accumulated other comprehensive income	6,718	6,718

Total stockholders’ equity	132,168	162,362

Total capitalization	$2,003,198	$2,033,392

SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

      We formed our wholly-owned subsidiary bank through the acquisition of Resource Bank, N.A. on December 18, 1998. Our bank’s financial statements include the operations of our bank from December 18, 1998. The operations of Resource Bank, N.A. prior to December 18, 1998 are shown separately as predecessor financial statements.

	At or for the								March 1, 1998
	Six Months Ended								(Inception)
	June 30,			At or for the Year Ended December 31,					through
									December 31,
	2003		2002	2002		2001	2000	1999	1998

	(Unaudited)

	(In thousands, except per share, average share and percentage data)
Consolidated Statement of Operations(1)
Interest income	$41,499		$32,013	$70,142		$70,594	$55,769	$14,414		$213
Interest expense	17,093		12,405	27,896		35,539	32,930	6,166		32
Net interest income	24,406		19,608	42,246		35,055	22,839	8,248		181
Provision for loan losses	2,850		1,979	5,629		5,762	6,135	2,687		1
Net interest income after provision for loan losses	21,556		17,629	36,617		29,293	16,704	5,561		180
Non-interest income	6,145		3,656	8,625		5,983	1,957	358		4
Non-interest expense	26,279		16,780	35,370		29,432	35,158	15,217		923
Income (loss) before taxes	1,422		4,505	9,872		5,844	(16,497)	(9,298)		(739)
Income tax expense (benefit)	(5,466)		1,128	2,529		—	—	—		—
Net income (loss)	6,888	(2)	3,377 (2)	7,343		5,844	(16,497)	(9,298)		(739)
Consolidated Balance Sheet Data(1)
Total assets	2,003,198		1,260,774	1,793,282		1,164,779	908,428	408,579		89,311
Loans	1,251,794		944,731	1,122,506		903,979	629,109	227,600		11,092
Securities available for sale	649,522		270,085	553,169		206,365	184,952	164,409		3,171
Securities held to maturity	—		—	—		—	28,366	—		—
Deposits	1,340,322		980,297	1,196,535		886,077	794,857	287,068		16,018
Federal funds purchased	156,194		52,087	83,629		76,699	11,525	—		—
Other borrowings	346,773		102,442	365,831		86,899	7,061	46,267		—
Long-term debt	20,000		—	10,000		—	—	—		—
Stockholders’ equity	132,168		118,043	124,976		106,359	86,197	72,912		73,186
Other Financial Data
Income (loss) per share:
Basic	$0.33	(2)	$0.15	$0.33	(2)	$0.31	$(0.95)	$(0.61)	$	*
Diluted	0.32	(2)	0.15	0.32	(2)	0.30	(0.95)	(0.61)		*
Tangible book value per share(3)	6.11		5.48	5.80		5.08	4.46	4.67		5.37
Book value per share(3)	6.18		5.55	5.87		5.15	4.54	4.79		5.51
Weighted average shares:
Basic	19,202,699		19,135,782	19,145,255		18,957,652	17,436,628	15,132,496		*
Diluted	21,554,892		19,338,906	19,344,874		19,177,204	17,436,628	15,132,496		*
Selected Financial Ratios:
Performance Ratios(6)
Return on average assets	0.74%		0.56%	0.54%		0.58%	(2.42)%	(4.45)%		(5.83	)%(7)
Return on average equity	10.87%		6.02%	6.27%		6.44%	(20.02)%	(12.13)%		(12.52	)%(7)
Net interest margin	2.81%		3.47%	3.28%		3.62%	3.51%	4.12%		5.65	%(7)
Efficiency ratio	86.02	%(4)	72.13%	69.53	%(4)	71.72%	141.79%	176.82%		205.18	%(7)
Non-interest expense to average assets	2.81	%(5)	2.79%	2.59	%(5)	2.90%	5.15%	7.28%		10.64	%(7)
Asset Quality Ratios(6):
Net charge-offs to average loans	0.02%		0.56%	0.38%		0.26%	—	0.01%		—
Allowance for loan losses to total loans	1.38%		1.28%	1.30%		1.39%	1.42%	1.22%		0.90%
Allowance for loan losses to non- performing and renegotiated loans	136.12%		178.88%	499.42%		110.23%	1,557.69%	—		666.67%
Non-performing and renegotiated loans to total loans	1.01%		0.72%	.26%		1.26%	0.09%	—		0.14%

	At or for the						March 1, 1998
	Six Months Ended						(Inception)
	June 30,		At or for the Year Ended December 31,				through
							December 31,
	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(In thousands, except per share, average share and percentage data)
Capital and Liquidity Ratios
Total capital ratio	11.50%	11.99%	11.32%	11.73%	10.98%	23.84%	267.01%
Tier 1 capital ratio	10.27%	10.83%	10.16%	10.48%	9.94%	22.98%	266.64%
Tier 1 leverage ratio	7.43%	9.27%	7.66%	9.46%	9.62%	21.32%	397.86%
Average equity/average assets	6.78%	9.34%	8.57%	8.93%	12.07%	36.67%	46.58	%(7)
Tangible equity/assets	6.52%	9.24%	6.89%	9.00%	9.31%	17.42%	79.85%
Average loans/average deposits	92.91%	96.08%	96.31%	95.54%	72.92%	81.12%	68.36	%(7)

(1)	The consolidated statement of operations data and consolidated balance sheet data presented above for the six month period ended June 30, 2002 and for the four most recent fiscal years ended December 31 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The historical results are not necessarily indicative of the results to be expected in any future period. The unaudited operating results for the six month period ended June 30, 2003 are not necessarily indicative of the results to be achieved for the full year. Interim results reflect all adjustments necessary for a fair statement of the results of operations and balances for the interim periods presented. Such adjustments are of a normal recurring nature.

(2)	During the six months ended June 30, 2003, net income included the impact of reversing our deferred tax asset valuation allowance of $5.9 million, $6.3 million in penalties related to unwinding repurchase agreements prior to maturity and approximately $250,000 in separation expense related to the resignation of a senior officer. For the six months ended June 30, 2003, income per share excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense would have been $0.25, on a basic basis, and $0.25, on a diluted basis. During the year ended December 31, 2002, net income included $1.2 million in IPO expenses recognized as our offering was postponed. For the year ended December 31, 2002, income per share excluding these IPO expenses would have been $0.37, on a basic basis, and $0.36, on a diluted basis. Income per share excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense for the six months ended June 30, 2003 and income per share excluding IPO expenses for the year ended December 31, 2002 are non-GAAP financial measures. See discussion of non-GAAP financial measures on page 7 and reconciliation of GAAP to non-GAAP measures beginning on page 8.

(3)	Amounts for December 31, 2001 are adjusted to reflect the conversion of 753,301 shares of preferred stock outstanding on such date into 1,506,602 shares of common stock, assuming automatic conversion of the preferred stock. Amounts for June 30, 2002, December 31, 2002 and June 30, 2003 are adjusted to reflect the conversion of 1,057,142 shares of preferred stock outstanding on such date into 2,114,284 shares of common stock, assuming automatic conversion of the preferred stock.

(4)	Represents non-interest expense divided by the sum of net interest income and non-interest income for the periods shown. During the six months ended June 30, 2003, non-interest expense included $6.3 million in penalties related to unwinding repurchase agreements prior to maturity and approximately $250,000 in separation expense related to the resignation of a senior officer. For the six months ended June 30, 2003, the efficiency ratio excluding the penalties and separation expense would have been 64.70%. During the year ended December 31, 2002, non-interest expense included $1.2 million in IPO expenses recognized as our offering was postponed. For the year ended December 31, 2002, the efficiency ratio excluding the IPO expenses would have been 67.19%. The efficiency ratio excluding unwinding penalties and separation expense for the six months ended June 30, 2003 and the efficiency ratio excluding IPO expenses for the year ended December 31, 2002 are non-GAAP financial measures. See discussion of non-GAAP financial measures on page 7 and reconciliation of GAAP to non-GAAP measures beginning on page 8.

(5)	During the six months ended June 30, 2003, the non-interest expense to average assets ratio included $6.3 million in penalties related to unwinding repurchase agreements prior to maturity and approximately $250,000 in separation expense related to the resignation of a senior officer. For the six months ended June 30, 2003, the annualized ratio of non-interest expense to average assets excluding the penalties and separation expense would have been 2.11%. During the year ended December 31, 2002, the non-interest expense to average assets ratio included $1.2 million in IPO expenses recognized as our offering was postponed. For the year ended December 31, 2002, the ratio of non-interest expense to average assets excluding the IPO expenses would have been 2.50%. The ratio of non-interest expense to average assets excluding unwinding penalties and separation expense for the six months ended June 30, 2003 and the ratio of non-interest expense to average assets excluding IPO expenses for the year ended December 31, 2002 are non-GAAP financial measures. See discussion of non-GAAP financial measures on page 7 and reconciliation of GAAP to non-GAAP measures beginning on page 8.

(6)	Interim period ratios are annualized.

(7)	Percentage is calculated using the combined results of Resource Bank and TCBI for 1998.

*	Not meaningful.

Non-GAAP Financial Measures

      The footnotes to the Selected Consolidated Financial Information presented above include non-GAAP financial measures. See discussion of non-GAAP financial measures on page 7 and reconciliation of GAAP to non-GAAP measures beginning on page 8.

Predecessor Financial Statements

	Resource Bank

		October 3, 1997
	January 1	(Inception)
	through	through
	December 18,	December 31,
	1998	1997

	(In thousands)
Selected Operating Data
Interest income	$1,097	$86
Interest expense	377	10
Net interest income	720	76
Provision for loan losses	69	30
Net interest income after provision for loan losses	651	46
Non-interest income	60	3
Non-interest expense	1,057	271
Loss before taxes	(346)	(222)
Income tax expense	—	—
Net loss	(346)	(222)
Selected Balance Sheet Data
Total assets	19,605	8,060
Loans	11,102	1,532
Securities available for sale	3,175	—
Deposits	15,166	3,386
Federal funds purchased	—	—
Other borrowings	—	—
Stockholders’ equity	4,292	4,638

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Overview of Our Operating Results

      Our bank was formed through the acquisition of Resource Bank, N.A., which itself had been organized in 1997. Upon completion of our $80 million private equity offering and acquisition of our predecessor bank, we commenced operations in December 1998. The amount of capital we raised, which we believe is the largest amount of start-up capital ever raised for a national bank, was intended to support a significant level of near-term growth and permit us to originate and retain loans of a size and type that our targeted customers, middle market businesses and high net worth individuals, would find attractive. Our large initial capitalization has resulted in reduced levels of return on equity to date. However, as we build our loan and investment portfolio we expect our return on equity to increase to normalized levels.

      An important aspect of our growth strategy is the ability to service and effectively manage a large number of loans and deposit accounts in multiple markets in Texas. Accordingly, we created an operations infrastructure sufficient to support state-wide lending and banking operations. We believe that our existing infrastructure will allow us to grow our business over the next two to three years both geographically and with respect to the size and number of loan and deposit accounts without substantial additional capital expenditures.

      During 1999 and 2000, we established a total of seven banking centers in key metropolitan markets in Texas. We also invested resources in hiring experienced bankers, which required a significant period of time for both recruiting and transitioning them from their previous employers. In conjunction with our roll-out of operations in 1999, we undertook a significant advertising and marketing campaign to increase brand name recognition of the traditional banking activities of our bank and of BankDirect, particularly in the Dallas/ Fort Worth business community. Once we had achieved our initial goals, we were able to significantly reduce our advertising expenses (from $2.3 million (which excludes approximately $1.9 million in expenses attributable to American Airlines AAdvantage® minimum mile requirements and co-branded advertising) in 2000 to $278,000 in 2001) and place more emphasis on targeted marketing to, and relationship-building efforts with, selected business groups, charities and communities. As we enter new market areas, we intend to evaluate the efficiency of selected advertising to brand our name and increase our recognition in those markets.

      Our historical financial results reflect the development of our company in its early stages, notably in connection with initial start-up costs and the raising and retention of excess capital to fund our planned growth. In 1999 and 2000, we incurred significant non-interest expenses for the start-up and infrastructure costs described above, while revenue items gradually increased as we began to source and originate loans and other earning assets. In 2001, 2002 and the first half of 2003, we achieved improved levels of profitability as these costs have been spread over a larger asset base.

      Our historical results also reflect the evolving role of BankDirect, the Internet banking division of our bank, in our business. When we launched BankDirect in 1999, we aimed to quickly establish a significant market position and establish a significant deposit base with which to fund our growth. Accordingly, we committed substantial resources to advertising for BankDirect and offered its deposit products at very attractive rates. Our efforts were successful, and BankDirect grew to account for approximately $369.7 million in deposits by the end of 2000, providing much of the liquidity we required to increase our lending activities during 2000. By early 2001, however, deposits at our traditional bank had grown to an amount sufficient to fund a much larger portion of our ongoing lending activities. As a result, we decided to reorient the focus of BankDirect towards higher balance depositors to reduce our management requirements and expenses. To this end, we restructured the account fees charged by BankDirect and lowered the rates on deposit products. This reorientation toward customers with higher deposit balances allowed us to significantly reduce our expenses related to BankDirect (from $6.8 million in 2000 (which excludes approximately $1.9 million in expenses attributable to American Airlines AAdvantage® minimum mile requirements and co-branded advertising) to $3.0 million in 2001, a decrease of over 56%), while substantially increasing the average balance held in our BankDirect accounts and lowering the total number of accounts serviced by BankDirect. As of June 30, 2003,

BankDirect provided a significant, but not primary, source of funding for us, accounting for approximately 19% of our deposits.

      Our operating results have improved significantly over the past several years as we moved into full operations. The table below shows the annual growth rate of our net interest income, net income, assets, loans and deposits:

	At or for	Annual	At or for	Annual	At or for	Annual	At or for	Annual
	December 31,	Growth	December 31,	Growth	December 31,	Growth	December 31,	Growth
	2002	Rate(1)	2001	Rate(1)	2000	Rate(1)	1999	Rate(1)

	(In thousands)
Net interest income	$42,246	21%	$35,055	53%	$22,839	177%	$8,248	815%
Net income (loss)	7,343	26%	5,844	135%	(16,497)	*	(9,298)	*
Assets	1,793,282	54%	1,164,779	28%	908,428	122%	408,579	357%
Loans	1,122,506	24%	903,979	44%	629,109	176%	227,600	1,952%
Deposits	1,196,535	35%	886,077	11%	794,857	177%	287,068	1,692%

(1)	The annual growth rate with respect to period data is the percentage growth of the item in the period shown compared to the most recently completed prior period. For purposes of calculating the 1999 annual growth rate, results of our bank and Resource Bank, our predecessor bank, for 1998 have been combined. The annual growth rate with respect to data as of a particular date is the percentage growth of the item at the date shown compared to the most recent prior date.

*	Not meaningful.

      The growth in our profitability is based on several key factors:

•	we have successfully grown our asset base significantly each year;

•	we have been able to maintain stable and diverse funding sources, resulting in increased net interest income from 2000 onward, despite a falling interest rate environment and the fact that most of our loans have floating interest rates;

•	the growth in our asset base has resulted in annual growth of 815%, 177%, 53% and 21% in our principal earnings source, net interest income, in 1999, 2000, 2001 and 2002, respectively; and

•	since the completion of our initial advertising and marketing campaigns and the reorientation of BankDirect, we have been able to tightly control non-interest expenses; this has contributed to a substantial improvement of our efficiency ratio from 176.8% in 1999 to 69.5% in 2002.

Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002

      We recorded net income of $6.9 million for the six months ended June 30, 2003 compared to $3.4 million for the same period in 2002. Diluted income per common share was $0.32 for 2003 and $0.15 for the same period in 2002. Returns on average assets and average equity were 0.74% and 10.87%, respectively, for the six months ended June 30, 2003, compared to 0.56% and 6.02%, respectively, for the same period in 2002.

      The increase in net income for the six months ended June 30, 2003 over the same period of 2002 was primarily due to an increase in net interest income and non-interest income and the impact of reversing the deferred tax valuation allowance of $5.9 million, offset by an increase in non-interest expense. Net interest income increased by $4.8 million, or 24.5%, to $24.4 million for the six months ended June 30, 2003 compared to $19.6 million for the same period in 2002. The increase in net interest income was primarily due to an increase of $613.7 million in average earning assets, offset by a 66 basis point decrease in the net interest margin. Non-interest expense for the six months ended June 30, 2003 included approximately $250,000 in separation expense related to the resignation of a senior officer and $6.3 million in penalties related to unwinding repurchase agreements in June 2003 prior to maturity to lower funding costs. We unwound approximately $139 million of repurchase agreements and entered into new repurchase agreements with respect to a significant portion of that amount, with the remainder replaced with overnight funds. A significant portion of these overnight funds were replaced with deposits when we completed our acquisition of the outstanding deposit accounts of Bluebonnet Savings Bank FSB, which occurred on August 8, 2003. See “Business — Acquisition of Bluebonnet Savings Deposits.” The impact on net interest income of these transactions was not material for the six-month period ended June 30, 2003, as these transactions occurred in June. Assuming a flat interest rate environment, we expect that these transactions will significantly lower our cost of funding through the remainder of 2003 and in 2004.

      Excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense, diluted income per share would have been $0.25. Income per share excluding the impact of reversing the valuation allowance, unwinding penalties and separation expense is a non-GAAP financial measure. Please see the discussion of non-GAAP financial measures beginning on page 7 for an explanation of why we believe this non-GAAP financial measure is useful to management and investors and the table beginning on page 8 for a reconciliation of diluted income per share excluding impact of reversing the valuation allowance, unwinding penalties and separation expense to diluted income per share, which is the most directly comparable financial measure presented in accordance with GAAP.

      Non-interest income increased by $2.4 million, or 68.1%, during the six month period ended June 30, 2003 to $6.1 million, compared to $3.7 million during the same period in 2002. The increase was in part due to an overall increase in non-interest bearing deposits for 2003, which resulted in more service charges on deposit accounts. Also, our trust income increased by $95,000 to $587,000 during the six month period ended June 30, 2003 compared to $492,000 for the same period in 2002, due to continued growth in trust assets. During the six month period ended June 30, 2003, we had a gain on sale of securities of $686,000 due to our ability to realize substantial profits from sales of fixed-rate debt securities as a result of rapid declines in overall interest rates. Mortgage warehouse fees increased by $448,000 to $703,000 during the six month period ended June 30, 2003 from $255,000 in the same period in 2002. Also, we had bank owned life insurance (BOLI) income of $842,000 during the six month period ended June 30, 2003.

      Non-interest expense increased by $9.5 million, or 56.6%, to $26.3 million during the six months ended June 30, 2003 compared to $16.8 million during the same period in 2002. This increase is primarily due to the incurrence of $6.3 million in penalties related to unwinding repurchase agreements prior to maturity in order to take advantage of historical lows in interest rates, which had decreased on similar repurchase agreements by approximately 1.4% since the time we entered into the original repurchase agreements. Salaries and employee benefits increased by $2.9 million due in part to an increase in total full-time employees from 201 at June 30, 2002 to 237 at June 30, 2003. The increase in salaries and employee benefits also included separation expenses of approximately $250,000 related to the resignation of a senior officer. In addition, we experienced losses related to forged checks of approximately $278,000 in the first half of 2003. We have taken steps to attempt to reduce these types of losses in the future. Occupancy expense decreased by $167,000 to $2.4 million during the six months ended June 30, 2003 compared to the same period in 2002 primarily related to a decrease in depreciation as many of our fixed assets are becoming fully depreciated. Advertising expense decreased $170,000 to $392,000 during the six months ended June 30, 2003 from $562,000 during the same period in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      We recorded net income of $7.3 million for 2002 compared to $5.8 million for 2001. Diluted income per common share was $0.32 for 2002 and $0.30 for 2001. Returns on average assets and average equity were 0.54% and 6.27%, respectively, for 2002 compared to 0.58% and 6.44%, respectively, for 2001.

      The increase in net income for 2002 was due to an increase in both net interest income and non-interest income partially offset by an increase in non-interest expenses. Net interest income increased by $7.2 million, or 20.5%, to $42.3 million for 2002 compared to $35.1 million for 2001. The increase in net interest income was primarily due to an increase of $319.5 million in average earning assets, offset by a 34 basis point decrease in the net interest margin. Non-interest expense included $1.2 million of IPO expenses recognized as our offering was postponed in October 2002 due to unfavorable market conditions. Excluding the IPO expenses, diluted income per share would have been $0.36. Income per share excluding IPO expenses is a non-GAAP financial measure. Please see discussion of non-GAAP financial measures beginning on page 7 for an explanation of why we believe this non-GAAP financial measure is useful to management and investors and the table beginning on page 8 for a reconciliation of diluted income per share excluding IPO expenses to diluted income per share, which is the most directly comparable financial measure presented in accordance with GAAP.

      Non-interest income increased by $2.6 million in 2002 to $8.6 million, compared to $6.0 million in 2001. The increase was in part due to an overall increase in deposits for 2002, which resulted in more service charges on deposit accounts. Also, our trust income increased by $161,000, to $987,000 for 2002 compared to $826,000 for 2001, due to continued growth in trust assets. Mortgage warehouse fees increased by $402,000 to $693,000 for 2002 from $291,000 in 2001. Income from bank owned life insurance, or BOLI, policies that we purchased during 2002 totaled $660,000. Gain on sale of securities in 2002 was $1.4 million compared to $1.9 million in 2001.

      Non-interest expense increased by $6.0 million in 2002 to $35.4 million compared to $29.4 million in 2001. The increase was due, in part, to an increase in total full-time employees from 198 at December 31, 2001 to 215 at December 31, 2002. IPO expenses of $1.2 million were recognized as our offering was postponed in October 2002 due to unfavorable market conditions. Advertising expenses increased to $1.2 million in 2002 compared to $278,000 in 2001. 2002 advertising expenses included direct marketing and branding for the traditional banking activities of our bank of $586,000 and for BankDirect of $12,000, as well as American Airlines AAdvantage® minimum mile requirements of $630,000 and co-branded advertising with American Airlines AAdvantage® of $8,000. BankDirect has been a member of American Airlines AAdvantage® travel benefits program since May 2000, offering AAdvantage awards to AAdvantage® members who open and maintain accounts with BankDirect. We did not purchase any miles in 2001 because the miles that we were contractually required to purchase in 2000 were sufficient to cover our mileage rewards to customers in 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

      We recorded net income of $5.8 million for 2001 compared to a net loss of $16.5 million for 2000. Diluted income (loss) per common share was $0.30 for 2001 and $(0.95) for 2000. Returns on average assets and average equity were 0.58% and 6.44%, respectively, for 2001 compared to (2.42)% and (20.02)%, respectively, for 2000.

      The increase in net income for 2001 was due to an increase in both net interest income and non-interest income and a substantial decrease in non-interest expenses. Net interest income increased by $12.2 million, or 53.5%, to $35.1 million for 2001 compared to $22.8 million for 2000. The increase in net interest income was primarily due to an increase of $317.0 million in average earning assets, combined with an 11 basis point increase in the net interest margin.

      Non-interest income increased by $4.0 million in 2001 to $6.0 million, compared to $2.0 million in 2000. The increase was in part due to an overall increase in deposits for 2001, which resulted in more service charges on deposit accounts. Also, our trust income increased by $252,000, to $826,000 for 2001 compared to $574,000 for 2000, due to continued growth in trust assets. Mortgage warehouse fees increased by $287,000 to $291,000 in 2001 from $4,000 in 2000. Other non-interest income increased by $234,000 in 2001 to $1.1 million from $873,000 in 2000, primarily related to letter of credit fees, investment fees, rental income, and gain on sale of leases. Gain on sale of securities in 2001 was $1.9 million compared to $19,000 in 2000, due to our ability to realize substantial profits from sales of fixed-rate debt securities as a result of rapid declines in overall interest rates.

      Non-interest expense decreased by $5.8 million in 2001 to $29.4 million compared to $35.2 million in 2000. The decrease was due, in part, to a reduction in total full-time employees from 234 at December 31, 2000 to 198 at December 31, 2001. 75% of this decrease in full-time employees from 2000 to 2001 was attributable to a reduction in BankDirect employees from 40 to 13. Also, we reduced advertising expenses to $278,000 in 2001 compared to $4.2 million in 2000. 2000 advertising expenses included direct marketing and branding for the traditional banking activities of our bank of $724,000 and for BankDirect of $1.6 million, as well as American Airlines AAdvantage® minimum mile requirements of $1.1 million and co-branded advertising with American Airlines AAdvantage® of $752,000. BankDirect has been a member of the American Airlines AAdvantage® travel benefits program since May 2000, offering AAdvantage® awards to AAdvantage® members who open and maintain accounts with BankDirect. We did not purchase any miles in 2001 because the miles that we were contractually required to purchase in 2000 were sufficient to cover our mileage rewards to customers in 2001. Also, a reduction in other non-interest expense was due to the accrual in 2000 of a $1.8 million contingent liability related to an agreement to provide merchant card processing for a customer who ceased operations and filed for bankruptcy in December 2000. Approximately $300,000 of this liability was reversed in 2001.

Net Interest Income

      Net interest income was $24.4 million for the six months ended June 30, 2003 compared to $19.6 million for the same period of 2002. The increase was primarily due to an increase in average earning assets of $613.7 million for the six months ended June 30, 2003 compared to the same period in 2002. The increase in average earning assets from the six months ended June 30, 2002 included a $270.3 million increase in average net loans, which represented 65.5% of average earning assets for the six months ended June 30, 2003 compared to 77.0% for the same period in 2002. The decrease reflected management’s decision to tighten lending standards during 2002 pending clearer signs of improvement in the U.S. economy. While we continue to apply conservative lending standards, loan growth in the second quarter of 2003 continued as net loans increased to $1.23 billion. Securities increased to 33.3% of average earning assets for the six months ended June 30, 2003 compared to 21.1% for the same period in 2002. We used additional securities in 2003 to increase our earnings by taking advantage of market spreads between returns on assets and the cost of funding these assets.

      Average interest bearing liabilities increased $560.2 million for the six months ended June 30, 2003 compared to the same period in 2002, due, in part, to a $226.2 million increase in interest bearing deposits and a $319.5 million increase in other borrowings. Average borrowings were 26.3% of average total assets for the six months ended June 30, 2003 compared to 14.6% for the same period in 2002. The increase in average borrowings was primarily related to an increase in federal funds purchased and securities sold under repurchase agreements, and was used to supplement deposits in funding loan growth and securities purchases. The average cost of interest bearing liabilities decreased from 2.62% for the six months ended June 30, 2002 to 2.27% for the same period in 2003, reflecting the continuing decline in market interest rates and a $95.9 million increase in non-interest bearing deposits.

      Net interest income was $42.3 million for the year ended December 31, 2002 compared to $35.1 million for the same period of 2001. The increase was primarily due to an increase in average earning assets of $319.5 million for 2002 as compared to 2001. The increase in average earning assets from 2002 included a $176.2 million increase in average net loans, which represented 74.0% of average earning assets for the year ended December 31, 2002 compared to 80.3% for 2001. The decrease reflected management’s decision to tighten lending standards during 2002 pending clearer signs of improvement in the U.S. economy. Securities increased to 24.8% of average earning assets in 2002 compared to 18.2% in 2001.

      Average interest bearing liabilities increased $268.0 million in 2002 compared to 2001, due, in part, to a $120.7 million increase in interest bearing deposits and a $146.2 million increase in other borrowings. Average borrowings were 18.2% of average total assets for 2002 compared to 10.1% in 2001. The increase in average borrowings was primarily related to an increase in federal funds purchased and securities sold under repurchase agreements, and was used to supplement deposits in funding loan growth and securities purchases. The average cost of interest bearing liabilities decreased from 4.35% for the year ended December 31, 2001 to 2.57% in 2002, reflecting the continuing decline in market interest rates and a $55.8 million increase in non-interest bearing deposits.

      Net interest income increased by $12.2 million, or 53.5%, in 2001 to $35.1 million compared to $22.8 million in 2000. The increase in net interest income was primarily due to a significant increase in average earning assets. Average earning assets increased by $317.0 million during 2001, primarily due to continued growth in our lending portfolio. Additionally, the mix of earning assets improved during 2001. Average loans, which generally have higher yields than other types of earning assets, increased to 80.3% of average earning assets in 2001 compared to 64.5% of average earning assets in 2000.

      Average interest bearing liabilities also increased by $269.9 million during 2001 compared to 2000. Of this amount, interest bearing deposits increased $186.6 million and borrowings increased $83.3 million. Average borrowings were 10.1% of average total assets for 2001 compared to 2.9% for 2000. The increase in borrowings was used to supplement deposits in funding the growth in loans. The average cost of interest bearing liabilities decreased in 2001 to 4.35% from 6.02% in 2000. The decrease was mainly due to the overall decline in market interest rates, as well as the additional lowering of rates on BankDirect deposits and a $51.0 million increase in non-interest bearing deposits.

Volume/ Rate Analysis

	Six Months Ended June 30,			Years Ended December 31,

	2003/2002			2002/2001			2001/2000

		Change Due to(1)			Change Due to(1)			Change Due to(1)

	Change	Volume	Yield/Rate	Change	Volume	Yield/Rate	Change	Volume	Yield/Rate

	(In thousands)
Interest income:
Securities	$4,180	$9,231	$(5,051)	$4,724	$8,740	$(4,016)	$(2,848)	$(1,811)	$(1,037)
Loans	5,351	7,755	(2,404)	(4,849)	13,464	(18,313)	18,954	34,432	(15,478)
Federal funds sold	(49)	4	(53)	(337)	7	(344)	(1,198)	(846)	(352)
Deposits in other banks	4	15	(11)	10	11	(1)	(83)	1	(84)

	9,486	17,005	(7,519)	(452)	22,222	(22,674)	14,825	31,776	(16,951)
Interest expense:
Transaction deposits	(10)	60	(70)	(414)	255	(669)	383	584	(201)
Savings deposits	168	552	(384)	(7,214)	(452)	(6,762)	(2,621)	4,497	(7,118)
Time deposits	788	2,612	(1,824)	(2,908)	6,558	(9,466)	2,294	5,734	(3,440)
Borrowed funds	3,742	4,487	(745)	2,893	5,416	(2,523)	2,553	5,218	(2,665)

	4,688	7,711	(3,023)	(7,643)	11,777	(19,420)	2,609	16,033	(13,424)

Net interest income	$4,798	$9,294	$(4,496)	$7,191	$10,445	$(3,254)	$12,216	$15,743	$(3,527)

(1)	Changes attributable to both volume and yield/rate are allocated to both volume and yield/rate on an equal basis.

     Net interest margin, the ratio of net interest income to average earning assets, decreased from 3.47% for the six months ended June 30, 2002 to 2.81% for the same period in 2003. This decrease was due primarily to the falling rate environment in which our balance sheet was asset sensitive, which means we had more loans repricing than deposits over the year. In addition, a larger portion of our assets were invested in securities, which generally have a lower yield than loans. The cost of interest bearing liabilities decreased by 35 basis points during the six months ended June 30, 2003, primarily due to overall lower market interest rates, and an increase in non-interest bearing deposits.

      Net interest margin decreased from 3.62% in 2001 to 3.28% in 2002. This decrease was due primarily to the falling rate environment in which our balance sheet was asset sensitive, which means we had more loans repricing than deposits over the year. The cost of interest bearing liabilities decreased by 178 basis points in 2002, primarily due to overall lower market interest rates, and an increase in non-interest bearing deposits.

      Net interest margin increased from 3.51% in 2000 to 3.62% in 2001. This increase was due primarily to lower cost of funds and continued strong asset yields in a falling rate environment. The cost of interest bearing liabilities decreased by 167 basis points in 2001, primarily due to lower interest rates offered as a result of a reorientation of BankDirect, overall lower market interest rates, and an increase in non-interest bearing deposits.

Consolidated Daily Average Balances, Average Yields and Rates

	Six Months Ended June 30,

	2003			2002

	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate

	(In thousands, except percentage data)
Assets
Taxable securities	$583,384	$10,685	3.69%	$241,165	$6,505	5.44%
Federal funds sold	21,262	130	1.23%	20,850	179	1.73%
Deposits in other banks	951	7	1.48%	161	3	3.76%
Loans	1,163,993	30,677	5.31%	891,126	25,326	5.73%
Less reserve for loan losses	15,525	—	—	12,919	—	—

Loans, net	1,148,468	30,677	5.39%	878,207	25,326	5.82%

Total earning assets	1,754,065	41,499	4.77%	1,140,383	32,013	5.66%
Cash and other assets	132,077			70,312

Total assets	$1,886,142			$1,210,695

Liabilities and Stockholders’ Equity
Transaction deposits	$61,038	$233	0.77%	$49,007	$243	1.00%
Savings deposits	394,404	3,269	1.67%	334,780	3,101	1.87%
Time deposits	550,114	7,477	2.74%	395,618	6,689	3.41%

Total interest bearing deposits	1,005,556	10,979	2.20%	779,405	10,033	2.60%
Other borrowings	496,061	5,734	2.33%	176,578	2,372	2.71%
Long-term debt	14,530	380	5.27%	—	—	—

Total interest bearing liabilities	1,516,147	17,093	2.27%	955,983	12,405	2.62%
Demand deposits	230,497			134,597
Other liabilities	11,702			7,012
Stockholders’ equity	127,796			113,103

Total liabilities and stockholders’ equity	$1,886,142			$1,210,695

Net interest income		$24,406			$19,608
Net interest income to average earning assets (net interest margin)			2.81%			3.47%
Net interest spread			2.50%			3.04%

(1)	The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.

	Year Ended December 31,

	2002			2001			2000

	Average	Revenue/	Yield/	Average	Revenue/	Yield/	Average	Revenue/	Yield/
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate	Balance	Expense(1)(2)	Rate

	(In thousands, except percentage data)
Assets
Taxable securities	$318,864	$15,484	4.86%	$175,945	$10,760	6.12%	$202,955	$13,608	6.70%
Federal funds sold	14,874	243	1.63%	14,688	580	3.95%	28,025	1,778	6.34%
Deposits in other banks	558	28	5.02%	351	18	5.13%	348	101	29.02%
Loans	966,964	54,387	5.62%	787,879	59,236	7.52%	424,782	40,282	9.48%
Less reserve for loan losses	13,226	—	—	10,335	—	—	4,619	—	—

Loans, net	953,738	54,387	5.70%	777,544	59,236	7.62%	420,163	40,282	9.59%

Total earning assets	1,288,034	70,142	5.45%	968,528	70,594	7.29%	651,491	55,769	8.56%
Cash and other assets	77,688			47,789			31,023

Total assets	$1,365,722			$1,016,317			$682,514

Liabilities and Stockholders’ Equity
Transaction deposits	$52,155	$491	0.94%	$40,673	$905	2.23%	$19,198	$522	2.72%
Savings deposits	349,128	6,671	1.91%	360,865	13,885	3.85%	283,594	16,506	5.82%
Time deposits	433,731	14,061	3.24%	312,826	16,969	5.42%	224,933	14,675	6.52%

Total interest bearing deposits	835,014	21,223	2.54%	714,364	31,759	4.45%	527,725	31,703	6.01%
Other borrowings	249,000	6,608	2.65%	102,840	3,780	3.68%	19,579	1,227	6.27%
Long-term debt	1,178	65	5.52%	—	—	—	—	—	—

Total interest bearing liabilities	1,085,192	27,896	2.57%	817,204	35,539	4.35%	547,304	32,930	6.02%
Demand deposits	155,298			99,471			48,483
Other liabilities	8,138			8,878			4,326
Stockholders’ equity	117,094			90,764			82,401

Total liabilities and stockholders’ equity	$1,365,722			$1,016,317			$682,514

Net interest income		$42,246			$35,055			$22,839
Net interest income to earning assets (net interest margin)			3.28%			3.62%			3.51%
Net interest spread			2.88%			2.94%			2.54%

(1)	The loan averages include loans on which the accrual of interest has been discontinued and are stated net of unearned income.

(2)	Revenue from deposits in other banks includes interest earned on capital while held in an escrow account, which was established in connection with our private equity offering.

Non-Interest Income

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands)
Service charges on deposit accounts	$1,740	$1,345	$2,772	$1,857	$487
Trust fee income	587	492	987	826	574
Gains on sale of securities	686	—	1,375	1,902	19
Cash processing fees	973	993	993	—	—
Bank owned life insurance (BOLI) income	842	—	660	—	—
Mortgage warehouse fees	703	255	693	291	4
Other	614	571	1,145	1,107	873

Total non-interest income	$6,145	$3,656	$8,625	$5,983	$1,957

      Non-interest income increased $2.4 million, or 68.1%, in the six months ended June 30, 2003 compared to the same period in 2002. Service charges on deposit accounts increased $395,000 for the six months ended June 30, 2003 as compared to the same period in 2002. This increase was due to the significant increase in non-interest deposits, which resulted in a higher volume of transactions. Trust fee income increased $95,000 due to continued growth of trust assets during the six month period ended June 30, 2003. During the six month period ended June 30, 2003, we had gains on sale of securities of $686,000 due to our ability to realize substantial profits from sales of fixed-rate debt securities as a result of rapid declines in overall interest rates. Cash processing fees totaled $973,000 for the six months ended June 30, 2003, which is comparable to the same period in 2002. These fees were related to a special project that occurred during the first quarters of 2003 and 2002 and will not be recurring in future quarters of 2003. We had BOLI income of $842,000 during the first six months of 2003. Our BOLI investment originated in August 2002. The current policy provides life insurance for 25 executives, naming us as beneficiary. Mortgage warehouse fees increased by $448,000.

      Non-interest income increased $2.6 million, or 44.2%, in the year ended December 31, 2002 as compared to 2001. Service charges on deposit accounts increased $915,000 for the year ended December 31, 2002 as compared to 2001. This increase was due to the significant increase in deposits, which resulted in a higher volume of transactions. Trust fee income increased $161,000 due to continued growth of trust assets during 2002. Cash processing fees totaled $993,000 for the year ended December 31, 2002. These fees were related to a special project that occurred during the first quarter of 2002. Mortgage warehouse fees increased by $402,000 to $693,000 for 2002 from $291,000 in 2001. Income from bank owned life insurance, or BOLI, policies that we purchased during 2002 totaled $660,000.

      Non-interest income for the year ended December 31, 2001 increased $4.0 million, or 205.7%, to $6.0 million compared with $2.0 million in 2000. Service charges on deposit accounts increased $1.4 million, or 281.3%, in 2001 as compared to 2000 due to the large increase in total deposits, which resulted in a higher volume of transactions. Service charges on deposit accounts contributed 31.0% of our non-interest income for 2001 compared to 24.9% of our non-interest income in 2000. Trust fee income increased by $252,000 in 2001 compared to 2000, while contributing 13.8% of non-interest income for 2001 compared to 29.3% for 2000. Mortgage warehouse fees increased $287,000 for 2001 to $291,000 from $4,000 in 2000. Other non-interest income increased by $234,000, or 26.8%, compared to 2000 due to letter of credit fees, investment fees, rental income and gain on sale of leases. Gain on sale of securities increased in 2001 to $1.9 million compared to $19,000 in 2000.

      While management expects continued growth in non-interest income, the future rate of growth could be affected by increased competition from nationwide and regional financial institutions. In order to achieve continued growth in non-interest income, we may need to introduce new products or enter into new markets.

Any new product introduction or new market entry would likely place additional demands on capital and managerial resources.

Non-Interest Expense

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands)
Salaries and employee benefits	$11,236	$8,329	$16,757	$15,033	$15,330
Net occupancy expense	2,386	2,553	5,001	4,795	4,122
Advertising and affinity payments	392	562	1,236	278	4,182
Legal and professional	1,509	1,451	3,038	1,898	2,823
Communications and data processing	1,456	1,400	2,839	2,930	1,804
Franchise taxes	74	47	108	120	145
IPO expenses	—	—	1,190	—	—
Repurchase agreement penalties	6,262	—	—	—	—
Other(1)	2,964	2,438	5,201	4,378	6,752

Total non-interest expense	$26,279	$16,780	$35,370	$29,432	$35,158

(1)	Other expense includes such items as courier expenses, regulatory assessments, business development expenses, due from bank charges, and other general operating expenses, none of which account for 1% or more of total interest income and non-interest income.

      Non-interest expense for the six months ended June 30, 2003 increased $9.5 million, or 56.6%, compared to the same period of 2002. This increase included $6.3 million in penalties related to our restructuring of the maturities and pricing of our repurchase agreements in June 2003 in order to take advantage of historical lows in interest rates, which had decreased on similar repurchase agreements by approximately 1.4% since the time we entered into the original repurchase agreements. We unwound approximately $139 million in repurchase agreements prior to their maturities and entered into new repurchase agreements with respect to a significant portion of that amount, with the remainder replaced with overnight funds. A significant portion of these overnight funds were replaced with deposits when we completed our acquisition of the outstanding deposit accounts of Bluebonnet Savings Bank FSB, which occurred on August 8, 2003. See “Business — Acquisition of Bluebonnet Savings Deposits.” Salaries and employee benefits increased by $2.9 million or 34.9%. Total full time employees increased from 201 at June 30, 2002 to 237 at June 30, 2003. Also included in salaries and benefits for the six months ended June 30, 2003, is $250,000 in separation costs related to the resignation of a senior officer. In addition, we experienced losses related to forged checks of approximately $278,000 in the first half of 2003. We have taken steps to attempt to reduce these types of losses in the future.

      Net occupancy expense for the six months ended June 30, 2003 decreased by $167,000, or 6.5%, mainly due to a decrease in depreciation as many of our fixed assets are becoming fully depreciated.

      Advertising expense for the six months ended June 30, 2003 decreased $170,000, or 30.2%, compared to 2002. Advertising expense for the six months ended June 30, 2003 included $62,000 of direct marketing and branding, including print ads for the traditional bank, and $330,000 for the purchase of miles related to the American Airlines AAdvantage® program compared to direct marketing and branding of $289,000 and $273,000 for the purchases of American Airlines miles during the same period in 2002. Our direct marketing may increase as we seek to further develop our brand, reach more of our target customers and expand in our target markets. Legal and professional expenses increased $58,000 or 4.0%, mainly related to continued legal expenses incurred with our non-performing loans and leases. Communications and data processing expense for the six months ended June 30, 2003 increased $56,000, or 4.0%, due to growth in our loan and deposit base and increased staff.

      Non-interest expense for the year ended December 31, 2002 increased $6.0 million, or 20.2%, compared to the same period of 2001. Salaries and employee benefits increased by $1.7 million, or 11.5%, which accounts for 29.0% of the increase in non-interest expense. Total full time employees increased from 198 at December 31, 2001 to 215 at December 31, 2002.

      Net occupancy expense for the year ended December 31, 2002 increased by $206,000, or 4.3%, mainly related to the relocation of our operations center in the last quarter of 2001.

      Advertising expense for the year ended December 31, 2002 increased $958,000, or 344.6%, compared to 2001. Advertising expense for the year ended December 31, 2002 included $586,000 of direct marketing and branding, including print ads for the traditional bank and $12,000 for BankDirect, $630,000 for the purchase of miles related to the American Airlines AAdvantage® program and $8,000 of co-branded advertising with American Airlines. We did not purchase any miles in 2001 because the miles that we were contractually required to purchase in 2000 were sufficient to cover our mileage rewards to customers for 2001. Since 2002, we purchased miles as we utilized them. Legal and professional expenses increased $1.1 million or 60.1%, mainly related to legal expenses incurred with our non-performing loans and leases. Communications and data processing expense for the year ended December 31, 2002 decreased $91,000, or 3.1%, due to some increased efficiencies in our communications costs. IPO expenses of $1.2 million were recognized as our offering was postponed in October 2002 due to unfavorable market conditions.

      Non-interest expense totaled $29.4 million for 2001 compared to $35.2 million in 2000, a decrease of $5.8 million, or 16.3%. Approximately $297,000, or 5.2%, of this decrease in 2001 compared to 2000 was related to salary and employee benefits. Total full time employees decreased from 234 at December 31, 2000 to 198 at December 31, 2001. The decrease was due to our realignment of staffing levels during the second quarter of 2001. Most of this decrease was due to a reduction in BankDirect employees from 40 to 13, relating to our decision to reorient the focus of BankDirect toward higher-balance depositors.

      Net occupancy expense for 2001 increased $673,000 or 16.3%. The increase was primarily due to our use of all of our primary locations for the entire year, as well as the relocation of our operations center in the last quarter of the year.

      Advertising expense for 2001 totaled $278,000 compared to $4.2 million in 2000. Advertising expense in 2000 included direct marketing with print and online ads, branding for the traditional bank and BankDirect, and minimum miles and co-branding related to the American Airlines AAdvantage® program. Legal and professional expense for 2001 totaled $1.9 million compared to $2.8 million in 2000. This decrease is partially due to costs incurred in 2000 related to obtaining final regulatory approval for the formation of a state chartered savings bank in connection with a possible restructuring of our operations (which we decided not to pursue), and an investment banking fee related to BankDirect. Legal and professional expenses for 2000 also included a $150,000 accrual related to legal expenses associated with the contingent liability related to the merchant card processing arrangement, which is discussed below. Communications and data processing expenses increased to $2.9 million in 2001, as compared to $1.8 million in 2000. This increase is due to the strong growth in our loans and non-interest bearing deposits, which created significantly more transactions to be processed. Included in other expenses in 2000 was a $1.8 million contingent liability related to an agreement to provide merchant card processing for a customer who ceased operations and filed for bankruptcy in December 2000. Other expenses in 2001 include a reversal of approximately $300,000 of the $1.8 million contingent liability, as the actual losses were less than the original amount accrued.

Income Taxes

      We had a gross deferred tax asset of $7.8 million at June 30, 2003 (unaudited). In 2003, as a result of our reassessment of our ability to generate sufficient earnings to allow the utilization of our deferred tax assets, we believe it is more likely than not that the deferred tax assets will be realized. Accordingly, in compliance with Statement of Financial Accounting Standards No. 109, we reversed the valuation allowance and certain related tax reserves during the period.

      At December 31, 2002, we had a net deferred tax asset of $2.2 million, and a valuation allowance of $5.4 million. In assessing the need for a valuation allowance at December 31, 2002, we did not assume future taxable income would be generated due to our limited operating history and uncertainty regarding the timing of certain future deductions. The effective tax rate in 2002 reflected the use of certain net operating loss carryforwards from prior years.

      No tax was provided in 2000 and 2001 due to tax losses which were generated and used during those years. Deferred tax assets at December 31, 2001 were fully offset by a valuation allowance.

Lines of Business

      We operate two principal lines of business under our bank — the traditional bank and BankDirect, an Internet-only bank that is operated as a division of our bank. BankDirect, which provides a complete line of consumer deposit services but offers no credit products, has been a net provider of funds, and the traditional bank has been a net user of funds. In order to provide a consistent measure of the net interest margin for BankDirect, we use a multiple pool funds transfer rate to calculate credit for funds provided. This method takes into consideration the current market conditions during the reporting period.

      During the launch of BankDirect in 1999, we incurred approximately $1.9 million in start-up expenses. In 2000, we committed significant resources to advertising and marketing for BankDirect, including approximately $1.9 million spent on AAdvantage® miles and co-branded advertising with American Airlines AAdvantage®. As a result, our non-interest expense related to BankDirect increased to approximately $8.7 million in 2000.

      In February 2001, we reoriented BankDirect towards higher balance depositors and restructured the account fees charged by BankDirect. As a result, we reduced our non-interest expense related to BankDirect to $3.0 million for 2001 from $8.7 million in 2000. In addition, our higher fees resulted in an increase in non-interest income for 2001 to approximately $300,000 from approximately $30,000 in 2000. The historical results below illustrate the evolving role and focus of BankDirect in our business. As management’s approach to evaluating the operating performance of BankDirect changes, management will continue to assess the appropriate reporting of BankDirect as a separate segment.

The Traditional Bank

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands, except percentage data)
Net interest income	$24,970	$18,798	$41,299	$34,344	$20,860
Provision for loan losses	2,850	1,979	5,629	5,762	6,135
Non-interest income	6,063	3,583	8,490	5,671	1,927
Non-interest expense	24,490	15,068	30,466	25,431	24,288

Pre-tax income (loss)	$3,693	$5,334	$13,694	$8,822	$(7,636)

Average assets	$1,885,175	$1,210,787	$1,365,377	$1,016,301	$682,497
Total assets	2,002,767	1,260,258	1,792,395	1,164,763	908,412

BankDirect

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands)
Net interest income	$(184)	$810	$1,012	$711	$1,901
Non-interest income	82	73	135	312	30
Non-interest expense	975	1,289	2,515	2,985	8,692

Pre-tax income (loss)	$(1,077)	$(406)	$(1,368)	$(1,962)	$(6,761)

Loan Portfolio. Our loan portfolio has grown at an annual rate of 176%, 44% and 24% in 2000, 2001 and 2002, respectively, reflecting the build-up of our lending operations. Our business plan focuses primarily on lending to middle market businesses and high net worth individuals, and accordingly, commercial and real estate loans have comprised a majority of our loan portfolio since we commenced operations, increasing from 48.4% of total loans at December 31, 1998 to 67.8% of total loans at June 30, 2003. Construction loans have decreased from 41.1% of the portfolio at December 31, 1998 to 17.0% of the portfolio at June 30, 2003. Consumer loans have decreased from 10.5% of the portfolio at December 31, 1998 to 1.6% of the portfolio at June 30, 2003. Loans held for sale, which are principally residential mortgage loans being warehoused for sale (typically within 30 days), fluctuate based on the level of market demand in the product.

      We originate substantially all of the loans held in our portfolio, except in certain instances we have purchased individual leases and lease pools (primarily commercial and industrial equipment and vehicles), as well as select loan participations and USDA government guaranteed loans.

      The following summarizes our loan portfolios by major category as of the dates indicated:

	At June 30,		At December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(In thousands)
Commercial	$550,359	$452,133	$509,505	$402,302	$325,774	$152,749	$2,227
Construction	212,722	170,271	172,451	180,115	83,931	11,565	4,554
Real estate	298,061	238,901	282,703	218,192	164,873	51,779	3,142
Consumer	19,564	21,436	24,195	25,054	36,092	10,865	1,169
Leases	13,912	24,164	17,546	34,552	17,093	642	—
Loans held for sale	157,176	37,826	116,106	43,764	1,346	—	—

Total	$1,251,794	$944,731	$1,122,506	$903,979	$629,109	$227,600	$11,092

      We continue to lend primarily in Texas. As of June 30, 2003, a substantial majority of the principal amount of the loans in our portfolio was to businesses and individuals in Texas. As of June 30, 2003, approximately 77% of our total loans originated out of our Dallas banking centers. This geographic concentration subjects the loan portfolio to the general economic conditions in Texas. Within the loan portfolio, loans to the services industry were $445.2 million, or 35.6%, of total loans at June 30, 2003. Other notable concentrations include $244.4 million in personal/ household loans (which includes loans to certain high net worth individuals for commercial purposes and mortgage loans held for sale, in addition to consumer loans), $141.7 million in petrochemical and mining loans, and $134.1 million to the contracting industry. The risks created by these concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at each balance sheet date.

Loan Maturity and Interest Rate Sensitivity on June 30, 2003 (Unaudited)

		Remaining Maturities

		Within		After
	Total	1 Year	1-5 Years	5 Years

	(In thousands)
Loan maturity:
Commercial	$550,359	$317,132	$181,409	$51,818
Construction	212,722	101,112	104,785	6,825

Total	$763,081	$418,244	$286,194	$58,643

Interest rate sensitivity for loans with:
Predetermined interest rates	$34,860	$5,949	$22,940	$5,971
Floating or adjustable interest rates	728,221	412,295	263,254	52,672

Total	$763,081	$418,244	$286,194	$58,643

Summary of Loan Loss Experience

      The provision for loan losses is a charge to earnings to maintain the reserve for loan losses at a level consistent with management’s assessment of the loan portfolio in light of current economic conditions and market trends. We recorded a provision of $2.9 million for the six months ended June 30, 2003, $5.6 million for the year ended December 31, 2002, $5.8 million for 2001 and $6.1 million for 2000. These provisions were made to reflect management’s assessment of the risk of loan losses specifically including the significant growth in outstanding loans during each of these periods.

      The reserve for loan losses is comprised of specific reserves for impaired loans and an estimate of losses inherent in the portfolio at the balance sheet date, but not yet identified with specific loans. We regularly evaluate our reserve for loan losses to maintain an adequate level to absorb loan losses inherent in the loan portfolio. Factors contributing to the determination of specific reserves include the credit worthiness of the borrower, and more specifically, changes in the expected future receipt of principal and interest payments and/or in the value of pledged collateral. All loans rated doubtful and all commitments rated substandard that are at least $1,000,000 are specifically reviewed for impairment as appropriate. A reserve is recorded on impaired loans when the carrying amount of the loan exceeds the discounted cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. We consider all loans graded substandard or worse to be potential problem loans. As of June 30, 2003, there were $12.3 million in loans rated substandard or worse that are not included as non-accrual or 90 days past due and still accruing. As of December 31, 2002, there were $11.8 million in loans rated substandard or worse that are not included as non-accrual or 90 days past due and still accruing. For purposes of determining the general reserve, the portfolio is segregated by product types to recognize differing risk profiles among categories, and then further segregated by credit grades. Credit grades are assigned to all loans greater than $50,000. Each credit grade is assigned a risk factor, or reserve allocation percentage. These risk factors are multiplied by the outstanding principal balance and risk-weighted by product type to calculate the required reserve. A similar process is employed to calculate that portion of the required reserve assigned to unfunded loan commitments.

      The reserve allocation percentages assigned to each credit grade have been developed based on an analysis of our historical loss rates and loss rates at selected peer banks, adjusted for certain qualitative factors, and on our management’s experience. Qualitative adjustments for such things as national and local economic conditions, market interest rates, changes in credit policies and lending standards, and changes in the trend and severity of problem loans can cause the estimation of future losses to differ from past experience. The unallocated portion of the general reserve, which takes into account industry comparable reserve ratios, serves to compensate for additional areas of uncertainty. In addition, the reserve considers the results of reviews performed by independent third party reviewers as reflected in their confirmations of assigned credit grades within the portfolio.

      The methodology used in the periodic review of reserve adequacy, which is performed at least quarterly, is designed to be dynamic and responsive to changes in portfolio credit quality and anticipated future credit losses. The changes are reflected in both the general reserve and in specific reserves as the collectibility of larger classified loans is regularly recalculated with new information. As our portfolio matures, historical loss ratios are being closely monitored. Eventually, our reserve adequacy analysis will rely more on our loss history and less on the experience of peer banks. Currently, the review of reserve adequacy is performed by executive management and presented to our board of directors for their review, consideration and ratification on a quarterly basis.

      The reserve for loan losses, which is available to absorb losses inherent in the loan portfolio, totaled $17.3 million at June 30, 2003, $14.5 million at December 31, 2002, $12.6 million at December 31, 2001 and $8.9 million at December 31, 2000. This represents 1.38%, 1.30%, 1.39% and 1.42% of total loans at June 30, 2003 and December 31, 2002, 2001 and 2000, respectively.

      The table below presents a summary of our loan loss experience for the past five years.

Summary of Loan Loss Experience

	Texas Capital Bancshares													Resource Bank

												Inception
												(March 1,
	Six Months Ended											1998)		January 1,
	June 30,				Year Ended December 31,							through		1998 through
												December 31,		December 18,
	2003		2002		2002		2001		2000	1999		1998		1998

	(Unaudited)

	(In thousands, except percentage and multiple data)
Beginning balance	$14,538		$12,598		$12,598		$8,910		$2,775	$100		$—		$30
Loans charged-off:
Commercial	17		2,000		2,096		1,418		—	—		—		—
Consumer	2		6		11		—		—	12		—		—
Leases	250		485		1,740		656		—	—		—		—

Total	269		2,491		3,847		2,074		—	12		—		—
Recoveries:
Commercial	78		—		42		—		—	—		—		—
Consumer	—		10		—		—		—	—		—		—
Leases	77		—		116		—		—	—		—		—

	155		10		158		—		—	—		—		—

Net charge-offs	114		2,481		3,689		2,074		—	12		—		—
Provision for loan losses	2,850		1,979		5,629		5,762		6,135	2,687		1		69
Additions due to acquisition of Resource Bank	—		—		—		—		—	—		99		—

Ending balance	$17,274		$12,096		$14,538		$12,598		$8,910	$2,775		$100		$99

Allowance for loan losses to loans outstanding at period-end	1.38%		1.28%		1.30%		1.39%		1.42%	1.22%		.90%		0.89%
Net charge-offs to average loans(1)	.02%		.56%		.38%		.26%		—	.01%		—		—
Provision for loan losses to average loans(1)	.49%		.45%		.58%		.73%		1.44%	2.73%		1.03	%(3)	1.03	%(3)
Recoveries to gross charge-offs	57.62%		.40%		4.11%		—		—	—		—		—
Reserve as a multiple of net charge-offs	151.5	x	4.9	x	3.9	x	6.1	x	—	231.3	x	—		—
Non-performing and renegotiated loans:
Loans past due (90 days)	$1,145		$—		$135		$384		$—	$—		$15		$—
Non-accrual(2)	11,545		6,762		2,776		6,032		572	—		—		—
Renegotiated	—		—		—		5,013		—	—		—		—

Total	$12,690		$6,762		$2,911		$11,429		$572	$—		$15		$—

Allowance as a percent of non- performing and renegotiated loans	136.12%		178.88%		499.42%		110.23%		1,557.69%	—		666.67%		—

(1)	Interim period ratios are annualized.

(2)	The accrual of interest on loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining unpaid principal amount of the loan is deemed to be fully collectible. If collectibility is questionable, then cash payments are applied to principal. If these loans had been current throughout their terms, interest and fees on loans would have increased by approximately $167,000, $202,000 and $771,000 for the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002, respectively.

(3)	Percentage is calculated using the combined results of Resource Bank and TCBI for 1998.

Loan Loss Reserve Allocation

			December 31,

	June 30, 2003		2002		2001		2000		1999		1998

		% of		% of		% of		% of		% of		% of
	Reserve	Loans	Reserve	Loans	Reserve	Loans	Reserve	Loans	Reserve	Loans	Reserve	Loans

	(In thousands, except percentage data)
Loan category:
Commercial	$6,018	44%	$4,818	45%	$7,549	45%	$3,136	52%	$1,428	67%	$—	20%
Construction	2,277	17	2,008	15	1,004	20	498	13	174	5	—	41
Real estate	3,465	36	3,193	36	1,738	29	2,250	26	499	23	—	28
Consumer	99	2	114	2	116	2	144	6	187	5	—	11
Leases	681	1	706	2	623	4	384	3	—	—	—	—
Unallocated	4,734	—	3,699	—	1,568	—	2,498	—	487	—	100	—

Total	$17,274	100%	$14,538	100%	$12,598	100%	$8,910	100%	$2,775	100%	$100	100%

Non-Performing Assets

      Non-performing assets include non-accrual loans and leases, accruing loans 90 or more days past due, restructured loans, and other repossessed assets. We had non-accrual loans and leases of $11,545,000, with reserves of $3,021,000, at June 30, 2003, non-accrual loans and leases of $2,776,000, with reserves of $832,000, at December 31, 2002, non-accrual loans and leases of $6,032,000, with reserves of $1,213,000, at December 31, 2001, a non-accrual lease of $572,000, with a specific reserve of $277,000, at December 31, 2000 and no non-accrual loans or leases at December 31, 1999 and 1998. The increase in non-accrual loans from December 31, 2002 to June 30, 2003 included a $3.5 million loan relationship that was restructured in 2001. Although the loan continues to pay as agreed, it has been returned to non-accrual status due to weaker financial results of the borrower. Additionally, a $3.9 million loan relationship, where payment default is not anticipated in the near future, was placed on non-accrual due to uncertain future cash flow capacity of the borrower. At June 30, 2003, our non-accrual loans and leases consisted of $4,344,000 in commercial loans, $3,991,000 in construction loans, $1,351,000 in real estate loans, $113,000 in consumer loans and $1,746,000 in leases. At December 31, 2002, our non-accrual loans and leases consisted of $641,000 in commercial loans, $1,367,000 in real estate loans, $26,000 in consumer loans and $742,000 in leases. At December 31, 2001, our non-accrual loans and leases consisted of $5,767,000 in commercial loans and $265,000 in leases. At June 30, 2003 and December 31, 2002 and 2001, we had $1,145,00, $135,000 and $384,000, respectively, in accruing loans past due 90 days or more. At June 30, 2003, $1,095,000 of the accruing loans past due 90 days or more are 100% government guaranteed. We had one loan relationship in the amount of $5,013,000 that was restructured and returned to accrual status during 2001. The restructuring included a charge-off and a principal reduction from the borrower. Interest income recorded on impaired loans during the six months ended June 30, 2003 and the year ended December 31, 2002 was approximately $60,000 and $64,000, respectively. Additional interest income that would have been recorded if the loans had been current during the six months ended June 30, 2003 and the year ended December 31, 2002 totaled $167,000 and $771,000, respectively. At June 30, 2003 and December 31, 2002, we had $87,000 and $181,000, respectively, in other repossessed assets.

      Generally, we place loans on non-accrual when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

      A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are measured based on the present value of the expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral.

Securities Portfolio

      Securities are identified as either held-to-maturity or available-for-sale based upon various factors, including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held-to-maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Available-for-sale securities are securities that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities are recorded as accumulated other comprehensive income in stockholders’ equity. Amortization of premiums or accretion of discounts on mortgage-backed securities is periodically adjusted for estimated prepayments.

      During the six months ended June 30, 2003, we maintained an average securities portfolio of $583.4 million compared to an average portfolio of $241.2 million for the same period in 2002. We used additional securities in 2003 to increase our earnings by taking advantage of market spreads between returns on assets and the cost of funding these assets. The June 30, 2003 portfolio was primarily comprised of mortgage-backed securities. The mortgage-backed securities in our portfolio at June 30, 2003 consisted primarily of government agency mortgage-backed securities.

      Our unrealized gain on the securities portfolio value increased from a gain of $10.0 million, which represented 1.8% of the amortized cost, at December 31, 2002, to a gain of $10.3 million, which represented 1.6% of the amortized cost, at June 30, 2003.

      During the year ended December 31, 2002, we maintained an average securities portfolio of $318.9 million compared to an average portfolio of $176.0 million for the same period in 2001. We used additional securities in 2002 to increase our earnings by taking advantage of market spreads between returns on assets and the cost of funding these assets. The December 31, 2002 portfolio was primarily comprised of mortgage-backed securities. The mortgage-backed securities in our portfolio at December 31, 2002 consisted solely of government agency mortgage-backed securities.

      Our unrealized gain on the securities portfolio value increased from a loss of $507,000, which represented 0.25% of the amortized cost, at December 31, 2001, to a gain of $10.0 million, which represented 1.8% of the amortized cost, at December 31, 2002.

      During 2001, we maintained an average securities portfolio of $176.0 million compared to an average portfolio of $203.0 million in 2000. The average securities portfolio was not increased in 2001 due to the strong growth in our loans. The December 31, 2001 portfolio was comprised primarily of mortgage-backed securities. The mortgage-backed securities in our portfolio at December 31, 2001 consisted primarily of government agency mortgage-backed securities.

      Our unrealized loss on the securities portfolio value increased slightly from $482,000, which represented 0.23% of the amortized cost, at December 31, 2000, to $507,000, which represented 0.25% of the amortized cost, at December 31, 2001.

      The average expected life of the mortgage-backed securities was 2.5 years at June 30, 2003, 2.4 years at December 31, 2002 and 4.7 years at December 31, 2001. The effect of possible changes in interest rates on our earnings and equity is discussed under “Interest Rate Risk Management.”

      The following presents the amortized cost and fair values of the securities portfolio at June 30, 2003 and December 31, 2002, 2001 and 2000.

Securities Portfolio

	At June 30, 2003
	(Unaudited)

	Amortized	Fair
	Cost	Value

	(In thousands)
Available-for-sale:
U.S. Treasuries	$3,792	$3,793
Mortgage-backed securities	618,214	628,519
Other debt securities	4,994	4,994
Equity securities(1)	12,188	12,216

Total available-for-sale	$639,188	$649,522

	At December 31,

	2002		2001		2000

	Amortized	Fair	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value	Cost	Value

			(In thousands)
Available-for-sale:
U.S. Treasuries	$3,291	$3,291	$1,298	$1,297	$—	$—
U.S. Government Agency	—	—	—	—	71,488	70,847
Mortgage-backed securities	530,271	540,280	199,060	198,571	76,957	77,088
Other debt securities	—	—	—	—	31,726	31,755
Equity securities(1)	9,590	9,598	6,514	6,497	5,262	5,262

Total available-for-sale	543,152	553,169	206,872	206,365	185,433	184,952
Held-to-maturity:
Other debt securities	—	—	—	—	28,366	28,539

Total held-to-maturity	—	—	—	—	28,366	28,539

Total securities	$543,152	$553,169	$206,872	$206,365	$213,799	$213,491

(1)	Equity securities consist of Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Reinvestment Act funds.

     The amortized cost and estimated fair value of securities are presented below by contractual maturity:

	At June 30, 2003 (Unaudited)

		After One	After Five
	Less Than	Through Five	Through Ten	After Ten
	One Year	Years	Years	Years	Total

	(In thousands, except percentage data)
Available-for-sale:
U.S. Treasuries:
Amortized cost	$3,792	$—	$—	$—	$3,792
Estimated fair value	$3,793	$—	$—	$—	$3,793
Weighted average yield	.891%	—	—	—	.891%
Mortgage-backed securities:(1)
Amortized cost	—	837	65,342	552,035	618,214
Estimated fair value	—	859	66,024	561,636	628,519
Weighted average yield	—	5.813%	4.254%	4.607%	4.576%
Other debt:
Amortized cost	—	—	—	4,994	4,994
Estimated fair value	—	—	—	4,994	4,994
Weighted average yield	—	—	—	7.390%	7.390%
Equity securities:
Amortized cost	—	—	—	—	12,188
Estimated fair value	—	—	—	—	12,216

Total available-for-sale securities:
Amortized cost					$639,188

Estimated fair value					$649,522

(1)	Actual maturities may differ significantly from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties. The average expected life of the mortgage-backed securities was 2.5 years at June 30, 2003.

Deposits

      We compete for deposits by offering a broad range of products and services to our customers. While this includes offering competitive interest rates and fees, the primary means of competing for deposits is convenience and service to our customers. However, our strategy to provide service and convenience to customers does not include a large branch network. Not including our planned banking center in Houston, scheduled to open in September 2003, our bank offers eight banking centers, courier services, and online banking. BankDirect, the Internet division of our bank, serves its customers on a 24 hours-a-day/ 7 days-a-week basis solely through Internet banking.

      Average deposits for the six months ended June 30, 2003 increased $322.1 million compared to the same period of 2002. Demand deposits, interest bearing transaction accounts, savings, and time deposits increased by $95.9 million, $12.0 million, $59.6 million, and $154.5 million, respectively, during the six months ended June 30, 2003 as compared to the same period of 2002. The average cost of deposits decreased in 2003 mainly due to lower market interest rates.

      Average deposits for the year ended December 31, 2002 increased $176.5 million compared to the same period of 2001. Demand deposits, interest bearing transaction accounts, and time deposits increased by $55.8 million, $11.5 million, and $120.9 million, respectively, during the year ended December 31, 2002 as compared to the same period of 2001. Savings accounts decreased by $11.7 million. The average cost of deposits decreased in 2002 mainly due to lower market interest rates.

      Average deposits for 2001 increased $237.6 million compared to 2000. Demand deposits, interest bearing transaction accounts, savings, and time deposits increased by $51.0 million, $21.5 million, $77.3 million and $87.9 million, respectively, in 2001 compared to 2000. The average cost of deposits decreased in 2001 mainly due to lower market interest rates and BankDirect’s reorientation toward higher deposit customers and its restructuring of account fees.

Deposit Analysis

	Average Balances

	Six Months Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands)
Non-interest bearing	$230,497	$134,597	$155,298	$99,471	$48,483
Interest bearing transaction	61,038	49,007	52,155	40,673	19,198
Savings	394,404	334,780	349,128	360,865	283,594
Time deposits	550,114	395,618	433,731	312,826	224,933

Total average deposits	$1,236,053	$914,002	$990,312	$813,835	$576,208

      As with our loan portfolio, most of our deposits are from businesses and individuals in Texas, and particularly the Dallas metropolitan area. As of June 30, 2003, approximately 84% of our total deposits originated out of our Dallas banking centers. Uninsured deposits at June 30, 2003 were 64% of total deposits compared to 57% of total deposits at December 31, 2002, 47% of total deposits at December 31, 2001 and 36% of total deposits at December 31, 2000. Uninsured deposits as used in this presentation for 2001 and 2000 was based on a simple analysis of account balances over and under $100,000 and does not reflect combined ownership and other account styling that would determine insurance based on FDIC regulations. The presentation for 2003 and 2002 does reflect combined ownership, but does not reflect all of the account styling that would determine insurance based on FDIC regulations.

      At June 30, 2003 and December 31, 2002, approximately 9% of our total deposits were comprised of a number of short-term maturity deposits from a single municipal entity. We use these funds to increase our net interest income from excess securities that we pledge as collateral for these deposits.

Maturity of Domestic CDs and Other Time Deposits in Amounts of $100,000 or More

		December 31,
	June 30,
	2003	2002	2001	2000

	(Unaudited)

	(In thousands)
Months to maturity:
3 or less	$187,059	$174,518	$143,264	$51,579
Over 3 through 6	11,558	47,041	20,854	28,588
Over 6 through 12	98,943	28,905	29,491	28,739
Over 12	123,754	174,715	32,486	7,431

Total	$421,314	$425,179	$226,095	$116,337

Liquidity and Capital Resources

      In general terms, liquidity is a measurement of our ability to meet our cash needs. Our objective in managing our liquidity is to maintain our ability to meet loan commitments, purchase securities or repay deposits and other liabilities in accordance with their terms, without an adverse impact on our current or future earnings. Our liquidity strategy is guided by policies, which are formulated and monitored by our senior management and our bank’s balance sheet committee, and which take into account the marketability of assets, the sources and stability of funding and the level of unfunded commitments. We regularly evaluate all of our various funding sources with an emphasis on accessibility, stability, reliability and cost-effectiveness. For the year ended December 31, 2002 and the six months ended June 30, 2003, our principal source of funding has been our customer deposits, supplemented by our short-term and long-term borrowings, primarily from securities sold under repurchase agreements and federal funds purchased from our downstream correspondent bank relationships (which consist of banks that are considered to be smaller than our bank).

      Since early 2001, our liquidity needs have primarily been fulfilled through growth in our traditional bank customer and stockholder deposits. Our goal is to obtain as much of our funding as possible from deposits of these customers and stockholders, which as of June 30, 2003, comprised $952.7 million, or 71.1%, of total deposits, compared to $810.3 million, or 67.7%, of total deposits, at December 31, 2002. These traditional deposits are generated principally through development of long-term relationships with customers and stockholders.

      In addition to deposits from our traditional bank customers and stockholders, we also have access to incremental consumer deposits through BankDirect, our Internet banking facility, and through brokered retail certificates of deposit, or CDs. As of June 30, 2003, BankDirect deposits comprised $252.6 million, or 18.8%, of total deposits, and brokered retail CDs comprised $135.0 million, or 10.1%, of total deposits. Our dependence on Internet deposits and retail brokered CDs is limited by our internal funding guidelines, which as of June 30, 2003, limited borrowing from these sources to 15-25% and 10-20%, respectively, of total deposits.

      Additionally, we have borrowing sources available to supplement deposits and meet our funding needs. These borrowing sources include federal funds purchased from our downstream correspondent bank relationships and from our upstream correspondent bank relationships (which consist of banks that are considered to be larger than our bank), securities sold under repurchase agreements, treasury, tax and loan notes, and advances from the Federal Home Loan Bank, or FHLB. As of June 30, 2003, our borrowings consisted of a total of $279.6 million of securities sold under repurchase agreements, $111.2 million of downstream federal funds purchased, $45.0 million of upstream federal funds purchased, $13.7 million from customer repurchase agreements, $50.0 million of FHLB borrowings and $3.5 million of treasury, tax and loan notes. Credit availability from the FHLB is based on our bank’s financial and operating condition and borrowing collateral we hold with the FHLB. At June 30, 2003, borrowings from the FHLB consisted of approximately $50.0 million of overnight advances bearing interest at 1.4%. Our unused FHLB borrowing capacity at June 30, 2003 was approximately $386.0 million. As of June 30, 2003, we had unused upstream federal fund lines available from commercial banks of approximately $52.8 million. During the six months ended June 30, 2003, our average borrowings from these sources were $496.1 million or 26.3% of average assets, which is well within our internal funding guidelines, which limit our dependence on borrowing sources to 25-30% of total assets. In prior periods, our internal funding guidelines limited our dependence on borrowing sources to 20-25% of total assets. In 2002, we increased this internal guideline in order to implement management’s strategy of increasing the investment securities portfolio funded by term repurchase agreements. In June 2003, we unwound approximately $139 million of these term repurchase agreements and replaced a significant portion of that amount with new securities repurchase agreements subject to lower interest rates, with the remainder replaced with overnight funds. A significant portion of these overnight funds were replaced with deposits when we completed our acquisition of the outstanding deposit accounts of Bluebonnet Savings Bank FSB, which occurred on August 8, 2003. See “Business — Acquisition of Bluebonnet Savings Deposits.” The maximum amount of other borrowings outstanding at any month-end during the six months ended June 30, 2003 was $516.2 million, or 27.2% of total assets.

      On November 19, 2002, our subsidiary Texas Capital Bancshares Statutory Trust I issued $10,000,000 of its Floating Rate Capital Securities Cumulative Trust Preferred Securities (the 2002 Trust Preferred) in a private offering. On April 10, 2003, our subsidiary Texas Capital Bancshares Statutory Trust II issued $10,000,000 of its Floating Rate Capital Securities Cumulative Trust Preferred Securities (the 2003 Trust Preferred) in a private offering. Proceeds of the 2002 Trust Preferred and the 2003 Trust Preferred were invested in related series of our Floating Rate Junior Subordinated Deferrable Interest Securities (the Subordinated Debentures). After deducting underwriters’ compensation and other expenses of the offerings, the net proceeds were available to us to increase capital and for general corporate purposes, including use in investment and lending activities.

      The interest rate on the Subordinated Debentures issued in connection with the 2002 Trust Preferred adjusts every three months and is currently 4.45%. The interest rate on the Subordinated Debentures issued in connection with the 2003 Trust Preferred adjusts every three months and is currently 4.54%. Interest payments on the Subordinated Debentures are deductible for federal income tax purposes. The payment by us of the principal and interest on the Subordinated Debentures is subordinated and junior in light of payment to the prior payment in full of all of our senior indebtedness, whether outstanding at this time or incurred in the future.

      The 2002 Trust Preferred and the related Subordinated Debentures mature in November 2032 and the 2003 Trust Preferred and the related Subordinated Debentures mature in April 2033. The 2002 Trust Preferred, the 2003 Trust Preferred and the related Subordinated Debentures also may be redeemed prior to maturity if certain events occur.

      As of June 30, 2003, our contractual obligations and commercial commitments, other than deposit liabilities, were as follows (Unaudited):

		After One	After Three
	Within One	But Within	But Within	After Five
	Year	Three Years	Five Years	Years	Total

	(In thousands)
Federal funds purchased	$156,194	$—	$—	$—	$156,194
Securities sold under repurchase agreements	103,808	175,800	—	—	279,608
Customer repurchase agreements	13,664	—	—	—	13,664
Treasury, tax and loan notes	3,501	—	—	—	3,501
FHLB borrowings	50,000	—	—	—	50,000
Operating lease obligations	2,649	8,184	5,156	2,925	18,914
Long-term debt	—	—	—	20,000	20,000

Total contractual obligations	$329,816	$183,984	$5,156	$22,925	$541,881

      The contractual amount of our financial instruments with off-balance sheet risk expiring by period at June 30, 2003 is presented below (Unaudited):

		After One	After Three
	Within One	But Within	But Within	After Five
	Year	Three Years	Five Years	Years	Total

	(In thousands)
Commitments to extend credit	$244,660	$94,171	$17,470	$4,911	$361,212
Standby letters of credit	17,120	2,960	—	—	20,080

Total contractual obligations	$261,780	$97,131	$17,470	$4,911	$381,292

      Due to the nature of our unfunded loan commitments, including unfunded lines of credit, the amounts presented in the table above do not necessarily represent amounts that we anticipate funding in the periods presented above.

      Our equity capital averaged $127.8 million for the six months ended June 30, 2003 as compared to $113.1 million for the same period in 2002.

      Our equity capital averaged $117.1 million for the year ended December 31, 2002 as compared to $90.8 million in 2001 and $82.4 million in 2000. These increases reflect our retention of net earnings during these periods. We have not paid any cash dividends on our common stock since we commenced operations and have no plans to do so in the future.

      Our pro forma, actual and minimum required capital amounts and actual ratios are as follows:

	Regulatory Capital Adequacy

					December 31,
	Pro Forma(1)
	(as of June 30,		June 30,
	2003)		2003		2002		2001		2000

	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(In thousands, except percentage data)
Total capital (to risk-weighted assets):
Company
Actual	$191,435	13.65%	$161,241	11.50%	$141,688	11.32%	$117,921	11.73%	$93,968	10.98%
To be well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Minimum required	112,160	8.00%	112,160	8.00%	100,160	8.00%	80,431	8.00%	68,448	8.00%
Excess above well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Excess above minimum	79,275	5.65%	49,081	3.50%	41,528	3.32%	37,490	3.73%	25,520	2.98%
Bank
Actual	N/A	N/A	$151,630	10.82%	$128,696	10.29%	$114,551	11.39%	$82,925	9.69%
To be well-capitalized	N/A	N/A	140,095	10.00%	125,111	10.00%	100,538	10.00%	85,558	10.00%
Minimum required	N/A	N/A	112,076	8.00%	100,089	8.00%	80,430	8.00%	68,446	8.00%
Excess above well-capitalized	N/A	N/A	11,535	0.82%	3,585	.29%	14,013	1.39%	(2,633)	(0.31%)
Excess above minimum	N/A	N/A	39,554	2.82%	28,607	2.29%	34,121	3.39%	14,479	1.69%

	Regulatory Capital Adequacy

					December 31,
	Pro Forma(1)
	(as of June 30,		June 30,
	2003)		2003		2002		2001		2000

	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(In thousands, except percentage data)
Tier 1 capital (to risk-weighted assets):
Company
Actual	$174,148	12.42%	$143,954	10.27%	$127,146	10.16%	$105,353	10.48%	$85,058	9.94%
To be well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Minimum required	56,080	4.00%	56,080	4.00%	50,080	4.00%	40,216	4.00%	34,224	4.00%
Excess above well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Excess above minimum	118,068	8.42%	87,874	6.27%	77,066	6.16%	65,137	6.48%	50,834	5.94%
Bank
Actual	N/A	N/A	$134,344	9.59%	$114,154	9.12%	$101,983	10.14%	$74,015	8.65%
To be well-capitalized	N/A	N/A	84,057	6.00%	75,066	6.00%	60,323	6.00%	51,335	6.00%
Minimum required	N/A	N/A	56,038	4.00%	50,044	4.00%	40,215	4.00%	34,223	4.00%
Excess above well-capitalized	N/A	N/A	50,287	3.59%	39,088	3.12%	41,660	4.14%	22,680	2.65%
Excess above minimum	N/A	N/A	78,306	5.59%	64,110	5.12%	61,768	6.14%	39,792	4.65%
Tier 1 capital (to average assets):
Company
Actual	$174,148	8.98%	$143,954	7.43%	$127,146	7.66%	$105,353	9.46%	$85,058	9.62%
To be well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Minimum required	77,531	4.00%	77,531	4.00%	66,400	4.00%	44,545	4.00%	35,367	4.00%
Excess above well-capitalized	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Excess above minimum	96,617	4.98%	66,423	3.43%	60,746	3.66%	60,808	5.46%	49,691	5.62%
Bank
Actual	N/A	N/A	$134,344	6.93%	$114,154	6.88%	$101,983	9.16%	$74,015	8.37%
To be well-capitalized	N/A	N/A	96,861	5.00%	82,949	5.00%	55,681	5.00%	44,208	5.00%
Minimum required	N/A	N/A	77,489	4.00%	66,359	4.00%	44,544	4.00%	35,366	4.00%
Excess above well-capitalized	N/A	N/A	37,483	1.93%	31,205	1.88%	46,302	4.16%	29,807	3.37%
Excess above minimum	N/A	N/A	56,855	2.93%	47,795	2.88%	57,439	5.16%	38,649	4.37%

(1)	Pro forma amounts assume the issuance of all shares pursuant to this prospectus for estimated net proceeds of approximately $30.2 million. Pro forma amounts do not reflect any contribution of the net proceeds to our bank. See “Use of Proceeds.”

Critical Accounting Policies

      The Securities and Exchange Commission (SEC) recently issued guidance for the disclosure of “critical accounting policies.” The SEC defines “critical accounting policies” as those that are most important to the presentation of a company’s financial condition and results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

      We follow financial accounting and reporting policies that are in accordance with generally accepted accounting principles. The more significant of these policies are summarized in Note 1 to the consolidated financial statements. Not all these significant accounting policies require management to make difficult, subjective, or complex judgments. However, the policies noted below could be deemed to meet the SEC’s definition of critical accounting policies.

      Management considers the policies related to the allowance for loan losses as the most critical to the financial statement presentation. The total allowance for loan losses includes activity related to allowances calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 5, Accounting for Contingencies. The allowance for loan losses is established through a provision for loan losses charged to current earnings. The amount maintained in the allowance reflects management’s continuing evaluation of the loan losses inherent in the loan portfolio. The allowance for loan losses is comprised of specific reserves assigned to certain classified loans and general reserves. Factors contributing to the determination of specific reserves include the credit-worthiness of the borrower, and more specifically, changes in the expected future receipt of principal and interest payments and/or in the value of pledged collateral. A reserve is recorded when the carrying amount of the loan exceeds the discounted estimated cash flows using the loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. For purposes of determining the general reserve, the portfolio is segregated by product types in order to recognize differing risk profiles among categories, and then further segregated by credit grades. See “Summary of Loan Loss Experience” for further discussion of the risk factors considered by management in establishing the allowance for loan losses.

      Management considers the policies related to income taxes to be critical to the financial statement presentation. We utilize the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation reserve is provided against deferred tax assets unless it is more likely than not that such deferred tax assets will be realized.

      We had a gross deferred tax asset of $7.8 million at June 30, 2003 (unaudited). In 2003, as a result of a reassessment of our ability to generate sufficient earnings to allow the utilization of our deferred tax assets, we believe it is more likely than not that the deferred tax assets will be realized. Accordingly, in compliance with SFAS No. 109, we reversed the valuation allowance and certain related tax reserves during the period.

New Accounting Standards

      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

      We have tested goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. We performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002 and an annual assessment as of October 1, 2002, and, in each case, no impairment was noted. We will test for impairment again on October 1, 2003. We have no reason to believe that there will be an impairment charge in 2003.

      For comparative purposes, the prior period results shown below have been adjusted to reflect the impact the change in accounting would have had if it had been adopted for the periods shown.

	For the Six Months
	Ended June 30,		For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands, except per share data)
Net income (loss):
As reported	$6,888	$3,377	$7,343	$5,844	$(16,497)
Amortization expense	—	—	—	125	125

Net income (loss) without amortization expense	$6,888	$3,377	$7,343	$5,969	$(16,372)

Basic income (loss) per share:
As reported	$0.33	$0.15	$0.33	$0.31	$(0.95)
Excluding amortization expense	$0.33	$0.15	$0.33	$0.31	$(0.94)
Diluted income (loss) per share:
As reported	$0.32	$0.15	$0.32	$0.30	$(0.95)
Excluding amortization expense	$0.32	$0.15	$0.32	$0.31	$(0.94)

      Financial Accounting Standards Board Interpretation (FIN) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34.” FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002, and were adopted in our financial statements for the year ended December 31, 2002. Implementation of the remaining provisions of FIN 45 during the first half of 2003 did not have a significant impact on our financial statements.

      FIN No. 46 “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” FIN 46 establishes accounting guidance for consolidation of variable interest entities (VIE) that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE entity is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of ownership, controlling interest, contractual relationship or other business relationship with a VIE. Prior to the implementation of FIN 46, VIEs were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003, and are otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Texas Capital Bancshares Statutory Trust II was formed subsequent to January 31, 2003 for the purpose of issuing $10 million of Trust Preferred Securities (See Note 8 to the consolidated financial statements) and accordingly is currently subject to the requirements of FIN 46. Texas Capital Bancshares Statutory Trust I was formed prior to January 31, 2003 to issue $10 million of Trust Preferred Securities (See Note 8 to the consolidated financial statements) and will be subject to FIN 46 in the third quarter of 2003. We currently believe the continued consolidation of Texas Capital Bancshares Statutory Trust II is appropriate under FIN 46. However, the application of FIN 46 to this type of trust is an emerging issue and a possible unintended consequence of FIN 46 is the deconsolidation of these trusts. The deconsolidation of Texas Capital Bancshares Statutory Trust I & II would not have a material effect on our consolidated balance sheet or our consolidated statement of operations. In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes. As of June 30, 2003, assuming we were not allowed to include the $20 million in trust preferred securities issued by Texas Capital Bancshares Statutory Trust I and Texas Capital Bancshares Statutory Trust II in Tier 1 capital, the Corporation would still exceed the regulatory required minimums for capital adequacy purposes (see Note 13 to the consolidated financial statements).

      SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” The amendments (i) reflect decisions of the Derivatives Implementation Group; (ii) reflect decisions made by the Financial Accounting Standards Board in conjunction with other projects dealing with financial instruments; and (iii) address implementation issues related to the application of the definition of a derivative. SFAS 149 also modifies various other existing pronouncements to conform with the changes made to SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003, with all provisions applied prospectively. Adoption of SFAS 149 on July 1, 2003 did not have a significant impact on our financial statements.

      SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify financial instruments that are within its scope as a liability, in most circumstances. Such financial instruments include (i) financial instruments that are issued in the form of shares that are mandatorily redeemable; (ii) financial instruments that embody an obligation to repurchase the issuer’s equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; (iii) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominately based on a fixed amount, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares; and (iv) certain freestanding financial instruments. SFAS 150 is effective for contracts entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS 150 on July 1, 2003 did not have a significant impact on our financial statements.

Quantitative and Qualitative Disclosure about Market Risk

      Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices.

      We are subject to market risk primarily through the effect of changes in interest rates on our portfolio of assets. The effect of other changes, such as foreign exchange rates, commodity prices and/or equity prices, do not pose significant market risk to us.

      The responsibility for managing market risk rests with the Balance Sheet Management Committee, which operates under policy guidelines established by our board of directors. The negative acceptable variation in net interest income due to a 200 basis point increase or decrease in interest rates is generally limited by these guidelines to +/-10%. These guidelines also establish maximum levels for short-term borrowings, short-term assets and brokered deposits. They also establish minimum levels for unpledged assets, among other things. Compliance with these guidelines is the ongoing responsibility of the Balance Sheet Management Committee, with exceptions reported to our board of directors on a quarterly basis.

Interest Rate Risk Management

      We perform a sensitivity analysis to identify interest rate risk exposure on net interest income. We quantify and measure interest rate exposure using a model to dynamically simulate the effect of changes in net interest income relative to changes in interest rates over the next twelve months based on three interest rate scenarios. These are a “most likely” rate scenario and two “shock test” scenarios.

      The “most likely” rate scenario is based on the consensus forecast of future interest rates published by independent sources. These forecasts incorporate future spot rates and relevant spreads of instruments that are actively traded in the open market. The Federal Reserve’s Federal Funds target affects short-term borrowing; the prime lending rate and the London Interbank Offering Rate are the basis for most of our variable-rate loan pricing.

      The 10-year mortgage rate is also monitored because of its effect on prepayment speeds for mortgage-backed securities. These are our primary interest rate exposures. We are currently not using derivatives to manage our interest rate exposure.

      The two standard “shock test” scenarios assume a sustained parallel 200 basis point increase or decrease in interest rates. As short term rates have continued to fall since 2001 we could not assume interest rate changes of 200 basis points as the results of the decreasing rates scenario would be negative rates. Therefore, our “shock test” scenarios with respect to decreases in rates now assume a decrease of 100 basis points in the current interest rate environment. In prior periods, we had assumed 150 basis point increases and decreases in our modeling scenarios. We will continue to evaluate these scenarios as interest rates change, until short term rates rise above 2.00%.

      Our interest rate risk exposure model incorporates assumptions regarding the level of interest rate or changes in outstanding balances on indeterminable maturity deposits (demand deposits, interest bearing transaction accounts and savings accounts) for a given level of market rate changes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Changes in prepayment behavior of mortgage-backed securities, residential, and commercial mortgage loans in each rate environment are captured using industry estimates of prepayment speeds for various coupon segments of the portfolio. The impact of planned growth and new business activities is factored into the simulation model.

      This modeling indicated interest rate sensitivity as follows:

	Anticipated Impact Over the Next Twelve Months
	as Compared to Most Likely Scenario

	200 bp Increase	100 bp Decrease	150 bp Increase	150 bp Decrease
	June 30, 2003	June 30, 2003	June 30, 2002	June 30, 2002

		(In thousands)
Change in net interest income	$10,626	$(6,814)	$4,477	$(6,250)

	Anticipated Impact Over the Next Twelve Months
	as Compared to Most Likely Scenario

	200 bp Increase	100 bp Decrease	150 bp Increase	150 bp Decrease
	December 31, 2002	December 31, 2002	December 31, 2001	December 31, 2001

		(In thousands)
Change in net interest income	$8,172	$(5,397)	$3,246	$(3,811)

      The estimated changes in interest rates on net interest income are within guidelines established by our board of directors for all interest rate scenarios.

      The simulations used to manage market risk are based on numerous assumptions regarding the effect of changes in interest rates on the timing and extent of repricing characteristics, future cash flows, and customer behavior. These assumptions are inherently uncertain and, as a result, the model cannot precisely estimate net interest income or precisely predict the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and management strategies, among other factors.

      We expect our balance sheet will continue to be asset sensitive over the next twelve months, which means that we will have more assets repricing than liabilities over this period. This is largely due to the concentration of our assets in variable rate (rather than fixed rate) loans. If, as we expect will occur, interest rates rise in 2004, this asset-sensitivity will tend to result in an increase in our interest margin, all other factors being equal. In the event of a rising rate environment, management may choose to fund investment securities purchased with term liabilities/deposits to lock in a return. Investment securities are generally held in the “available-for-sale” category so that gains and losses can be realized as appropriate. At certain times, we use the “held-to-maturity” category if we are not planning to sell these securities before maturity.

      As of June 30, 2003, the bank sourced approximately 19% of its total deposits from retail consumer deposit customers through BankDirect, our Internet banking facility. These retail consumer deposits may be more interest rate sensitive than our other deposits as a result of the extremely competitive Internet banking market.

BUSINESS

Background

      We were organized in March 1998 to serve as the holding company for an independent bank managed by Texans and oriented to the needs of the Texas marketplace. Our principal founders, Joseph M. “Jody” Grant, George F. Jones, Jr. and C. Keith Cargill, had extensive experience with the large independent Texas banks prevalent in Texas before the collapse of the independent Texas banking industry in the late 1980s. Each of our founders has over 20 years of Texas banking experience and strong community and business relationships. Based on their experience and assessment of the Texas banking environment, our founders determined that middle market businesses and high net worth individuals were not being well served by the smaller community banks and out-of-state nationwide banks that emerged to dominate the Texas banking industry after the collapse of the large independent Texas banks. As a result, they agreed that these underserved markets provided an opportunity to re-establish a large independent bank focused on the needs of the Texas marketplace.

      Our founders decided that the most efficient method of building an independent bank was to acquire an existing bank and substantially increase the equity capitalization of the bank through private equity financing. The acquisition of an existing bank was attractive because it would enable us to avoid the substantial delay involved in chartering a new national or state bank, an exhaustive process which can take over a year to complete. Our predecessor bank, Resource Bank, N.A., headquartered in Dallas, had completed the chartering process and commenced operations in October 1997. Because our founders determined that it would serve as an excellent foundation for the independent Texas bank they envisioned, we acquired Resource Bank in December 1998.

      Our founders also concluded that substantial equity capital was needed to enable us to compete effectively with the subsidiary banks of nationwide banking conglomerates such as NationsBank (now known as Bank of America), Chase Manhattan (now JP Morgan Chase), Bank One and Wells Fargo that had aggressively entered the Texas market. Accordingly, in June 1998, we commenced a private offering of our common stock and were successful in raising approximately $80.0 million upon completion of the offering.

Growth History

      We have grown substantially in both size and profitability since our formation. The table below sets forth data regarding the growth of key areas of our business from December 1998 through June 2003.

	At June 30,		At December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(In thousands)
Loans	$1,251,794	$944,731	$1,122,506	$903,979	$629,109	$227,600	$11,092
Assets	2,003,198	1,260,774	1,793,282	1,164,779	908,428	408,579	89,311
Deposits	1,340,322	980,297	1,196,535	886,077	794,857	287,068	16,018
Stockholders’ equity	132,168	118,043	124,976	106,359	86,197	72,912	73,186

      The following table provides information about the growth of our loan portfolio by type of loan from December 1998 to June 2003.

	At June 30,		At December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Unaudited)

	(In thousands)
Commercial loans	$550,359	$452,133	$509,505	$402,302	$325,774	$152,749	$2,227
Total real estate loans	510,783	409,172	455,154	398,307	248,804	63,344	7,696
Construction loans	212,722	170,271	172,451	180,115	83,931	11,565	4,554
Permanent real estate loans	298,061	238,901	282,703	218,192	164,873	51,779	3,142
Equipment leases	13,912	24,164	17,546	34,552	17,093	642	—
Consumer loans	19,564	21,436	24,195	25,054	36,092	10,865	1,169

Our Senior Management

      Our senior management team has over 75 years of combined experience in the banking industry. The banking experience of each of our senior managers is set forth below:

      Joseph M. “Jody” Grant is our Chairman and Chief Executive Officer. Mr. Grant has served in these positions since our formation in 1998. Mr. Grant has been involved in banking for most of his 40 year business career. Mr. Grant began his banking career with Citibank in New York City in 1961. After receiving a Ph.D. degree in 1970 in finance and economics from The University of Texas at Austin, Mr. Grant joined Texas Commerce Bank, Houston as Senior Vice President and Economist. At Texas Commerce Bank, Mr. Grant led the effort that formed Texas Commerce Bancshares. He was the architect of the expansion strategy of the company and a key member of the team that was responsible for the company’s first 35 acquisitions (Texas Commerce Bancshares was subsequently acquired by Chemical Bank, New York, and is now known as Chase Bank, Texas, a subsidiary of JP Morgan Chase). In 1975, Mr. Grant joined Texas American Bancshares, Inc. as President of its lead bank, Texas American Bank/ Fort Worth. In 1982, he was named Chairman and Chief Executive Officer of Texas American Bank/ Fort Worth and in 1986 he was named Chairman and Chief Executive Officer of Texas American Bancshares, Inc., then the sixth largest bank holding company in Texas. During his tenure at Texas American Bancshares, Mr. Grant was involved in all aspects of the company’s operations and served on its board of directors until leaving the company in 1990. He served as Electronic Data Systems’ Executive Vice President and Chief Financial Officer, and as a member of its board of directors, from November 1990 until March 1998, when he founded our company. Mr. Grant is the author of two books: The Development of State Chartered Banking in Texas (Bureau of Business Research, The University of Texas at Austin, 1978) and The Great Texas Banking Crash: An Insider’s Account (University of Texas Press, 1996). Mr. Grant received the 2001 Community Banker of the Year award from the American Banker, the daily newspaper of the financial services industry. In addition, in 2002, Mr. Grant was awarded the Ernst & Young regional Entrepreneur of the Year award for the Northern Texas/ Arkansas/ Oklahoma region in the financial services category.

      George F. Jones, Jr. is the President and Chief Executive Officer of our bank. Mr. Jones has served as President and Chief Executive Officer of our bank since its inception in December 1998. Mr. Jones has been a banker for virtually all of his 35 year business career. In 1967, he began his banking career at Mercantile National Bank in Dallas, where he became Vice President and Manager of Financial Institutions. Mr. Jones joined Texas American Bank/ Dallas in 1980, and served as President and Chief Executive Officer from 1982 to 1986. In 1986, Mr. Jones joined NorthPark National Bank in Dallas as President and Chief Executive Officer, and served as President of NorthPark National Corporation, the parent company of NorthPark National Bank. In 1993, NorthPark National Bank, one of the largest independent banks in Texas at that time, sold its business operations to Comerica Bank — Texas, a subsidiary company of Comerica, Inc., a $30 billion bank holding company headquartered in Detroit, Michigan. Mr. Jones joined Comerica as Executive Vice President and Manager of Corporate Banking where he supervised a commercial loan portfolio of nearly $1 billion. In 1995, he left Comerica Bank — Texas to devote his full time to the acquisition of a commercial finance division of a Fortune 500 company. In March 1995, Mr. Jones co-founded Mack Financial Group, Inc., a financial investment company, and served as its Vice President, until 1997, when Mr. Jones became an organizer, stockholder, and Chairman of the Board of Directors of Resource Bank, our predecessor bank.

      C. Keith Cargill is our bank’s Chief Lending Officer. Mr. Cargill has served as an Executive Vice President and the Chief Lending Officer of our bank since its inception in December 1998. Mr. Cargill has more than 20 years of banking experience. He began his banking career at Texas American Bank in 1977, where he was the manager of the national corporate lending division of the flagship bank in Fort Worth. In 1985, Mr. Cargill became President and Chief Executive Officer of Texas American Bank/ Riverside, Ft. Worth. In 1989, Mr. Cargill joined NorthPark National Bank as an Executive Vice President and Chief Lending Officer. When NorthPark sold its business operations to Comerica Bank in 1993, Mr. Cargill joined Comerica as Senior Vice President and middle market banking manager. In March 1995, Mr. Cargill co-founded Mack Financial Group, Inc., a financial investment company, and served as its Executive

Operating Officer. Since 1995, he has served as President of Cargill Lakes, Inc., a privately owned venture capital investment company.

Chief Financial Officer

      In July, 2003, Peter B. Bartholow agreed to become our Chief Financial Officer. We expect that he will begin serving in that capacity on October 6, 2003. Mr. Bartholow most recently served as a Managing Partner of Hat Creek Partners, a Dallas, Texas private equity firm, since January 1999. Prior to joining Hat Creek Partners, he was Vice President of Corporate Finance for EDS from September 1995 to August 1998 and also served on A.T. Kearney’s Board of Directors during that time.

      Additionally, he served as Chief Financial Officer and Executive Vice President of First USA, Inc. He began his career at MCorp and spent 20 years with the company where he served as Chief Financial Officer from 1980 to 1984, Group Chairman from 1985 to 1989, and President and Chief Executive Officer from 1990 to 1994. In 1972, Mr. Bartholow received a Master of Business Administration degree from the University of Texas.

The Texas Market

      Prior to the late 1980s, the Texas marketplace had historically been served by independent Texas banks. In 1986, all ten of the largest banks with operations in Texas were headquartered in Texas. Bankers often spent their entire careers working in Texas-based banks in a single community. As a result, their knowledge of the community was based on years of experience providing banking services to businesses and prominent individuals. The business and personal relationships of these bankers within the community often spanned many years. The banking crisis of the late 1980s changed the Texas banking industry dramatically. The collapse of the Texas energy industry spurred by the precipitous decline in the price of oil beginning in 1986, combined with the collapse of the Texas real estate market, caused virtually every bank and thrift in Texas to experience severe financial difficulty as the value of the collateral for their real estate and energy loans plummeted.

      By 1993, nine of the ten largest commercial banks in Texas had been closed by federal regulators or sold to out-of-state bank conglomerates, due in significant part to these difficulties. A number of large independent Texas banks became branches of out-of-state nationwide banks. It is our perception that these nationwide banks focused their Texas operations more on retail consumer banking clients and large commercial clients with revenues over $250 million and reduced their emphasis on the established banking relationships with middle market businesses and high net worth individuals that had been built over years of experience by the bankers of the independent Texas banks. Many of these experienced bankers with established relationships in their communities left the banking industry, joined smaller community banks and thrifts or the nationwide, out-of state banks that had entered the Texas market following the economic crisis of the 1980s. Today, Texas’ five largest banking organizations by deposits are headquartered outside of Texas and approximately 55% of total deposits in the state are controlled by out-of-state organizations. We believe that many middle market companies and high net worth individuals are interested in banking with a company headquartered in, and with decision-making authority based in, Texas and with established Texas bankers who have the expertise to act as trusted advisors to the customer with regard to its banking needs. Our banking centers, which are serviced by experienced bankers with lending expertise in the specific industries found in their market areas and established community ties, can offer these customers responsive, personalized service. We believe that, if we service these customers properly, we will be able to establish long-term relationships and provide multiple products to our customers, thereby enhancing our profitability.

      We believe that the Texas economy presents an attractive opportunity to build an independent bank managed by Texans and oriented to the needs of the Texas economic marketplace. The population of Texas in 2002 was estimated at 21.6 million, making it the second most populous state in the country. From 1990 to 2002, the population of Texas grew by approximately 4.6 million, representing a 27.2% increase. Approximately 85.2% of the residents of Texas live in metropolitan areas and population growth in metropolitan areas accounted for approximately 91% of the increase in population from 1990 to 2000. In terms of population, Texas is expected to be among the ten fastest growing states in the U.S. over the period from 2002 to 2007, and the third fastest growing state of the ten most populous states over that period. In addition, average 2002 per capita income of $27,069 in our target markets (the five largest metropolitan markets in the state of Texas) was above the U.S. average and is expected to grow faster than any of the ten largest metropolitan statistical areas in the U.S. excluding Dallas and Houston, (which are two of our target markets and are among the ten largest metropolitan statistical areas in the U.S.) for the period 2002 to 2007. The Texas banking markets have grown over the past five years, with statewide deposits increasing from $194.3 billion in 1997 to $256.6 billion in 2002. The Texas economy has diversified substantially from its energy-driven economy of the 1970s and 1980s to include a greater diversification among industries such as services, technology and manufacturing. Accordingly, we expect that the local Texas markets will grow faster than most in the U.S. with less volatility than experienced in the past, providing opportunities for above-average growth and potential profitability for us. Although current estimates of future economic and demographic data may indicate a favorable trend, there is no assurance that the actual results will follow those trends, especially as the Texas market may be subject to unexpected economic downturns.

Business Strategy

      Utilizing the strong business and community ties of our management and their extensive banking experience, our strategy is to build an independent bank that focuses primarily on middle market business customers and high net worth individual customers in each of the major metropolitan markets of Texas. To achieve this, we seek to implement the following strategies:

•	Target the attractive middle market business and high net worth individual market segments;

•	Focus our business development efforts on the key major metropolitan markets in Texas;

•	Grow our loan and deposit base in our existing markets by hiring additional experienced Texas bankers and opening select, strategically-located banking centers;

•	Improve our financial performance through the efficient management of our infrastructure and capital base, which includes:

•	leveraging our existing infrastructure to support a larger volume of business;

•	tight internal approval processes for capital and operating expenses; and

•	extensive use of outsourcing to provide cost-effective operational support with service levels consistent with large-bank operations;

•	Continue to use BankDirect as a way to diversify our funding sources by attracting retail deposits on a nationwide basis; and

•	Expand our geographic reach and business mix by hiring qualified local bankers, establishing select banking locations and completing selective acquisitions in new markets.

      We aim to achieve a return on equity of 14-16%, a ratio of net charge-offs to total loans of less than 0.30%, and an efficiency ratio of 50-55%. Our goal is to increase loans by approximately 15-25% per year and deposits by approximately 15-30% per year, over the next two to three years. However, we have not achieved these benchmarks and we cannot assure you that we will be successful in meeting our goals.

Target the attractive middle market business and high net worth individual market segments.

      Our business strategy concentrates on business customers with annual revenues between $5 million and $250 million, commonly referred to as “middle market” businesses, and high net worth individual customers, which we generally define as individuals with net worth in excess of $1 million. We believe these core customers are currently underserved in Texas. It is our perception that the Texas operations of the large nationwide banks generally do not emphasize middle market businesses or high net worth individuals, preferring instead to focus on retail consumer banking clients and large commercial clients with revenues over $250 million. Smaller community banks, savings and loans, and credit unions tend to focus on residential mortgage loans, consumer loans and retail deposit accounts. Virtually all of the large independent Texas banks that historically served middle market businesses and high net worth individuals failed or were purchased by large nationwide banks during the Texas banking crisis of the late 1980s. As a result of these market developments, we believe we can operate successfully by focusing on middle market businesses and high net worth individuals. These customers generally have the size and sophistication to demand customized products and services, which we believe our bankers are well-equipped to understand and respond to due to their experience and personal relationships with their clients. We believe that a significant amount of the growth we have experienced has been due to our concentration on this underserved segment of the marketplace. By continuing our focus on these customers, we expect to continue to grow in our current market areas and to compete successfully as we enter new metropolitan market areas.

          Focus our business development efforts on the key metropolitan markets in Texas.

      The established relationships of our bankers tend to be centered on the large metropolitan areas that were the core business markets of the large independent Texas banks before the collapse of the Texas banking industry. In addition, these metropolitan areas offer high concentrations of our core middle market business and high net worth individual customers. We also believe the diverse nature of the middle market business communities in large Texas metropolitan markets provides us with a broad, diverse customer base that will allow us to spread our lending risks throughout a number of different borrowers and industries. As a result, we intend to focus our development efforts on these market areas. We believe that, as a result of our focus on middle market businesses and high net worth individuals and the existing relationships of our bankers with these core customers, we have a competitive advantage in the major metropolitan market areas that will enable us to compete successfully in these markets.

          Grow our loan and deposit base in our existing markets by hiring additional experienced bankers and opening select strategically located banking centers.

      We believe that the experience and personal relationships of our bankers provide a competitive advantage and are a critical factor in our ability to grow our business. The personal relationships of our bankers increase our opportunities to market our products and services to existing customers and obtain new customers, particularly among our core middle market business and high net worth individual customers in our markets. We believe that the experience of our bankers allows them to better appreciate and anticipate the needs and demands of our customers. We provide our bankers with substantial latitude regarding their customers and, as much as possible, we attempt to allow local bankers to resolve issues that arise. This reinforces the relationship between our banker and the customers and enables us to better benefit from our bankers’ knowledge of the customers, their industry and their community. We intend to continue to hire bankers with extensive banking, community and personal relationships, particularly in market areas where we do not have an established presence. We also intend to use the knowledge and experience of our bankers in our market areas to identify potential new lending relationships. By leveraging the experience and relationships of our bankers, we believe we will be able to broaden our relationships with our existing customers, establish new customer relationships and establish a banking presence in new market areas and industries.

          Improve our financial performance through the efficient management of our infrastructure and capital base, which includes:

•	leveraging our existing infrastructure to support a larger volume of business

We have made significant investments in our infrastructure in order to centralize many of our critical operations, such as credit policy, finance, data processing and loan application processing. We believe that our existing infrastructure can accommodate substantial additional growth without substantial additional capital expenditures. We also believe that the centralization of our administrative operations enables us to maximize efficiency through economies of scale without jeopardizing the personal relationships of our bankers with their customers.

•	tight internal approval processes for capital and operating expenses

We maintain stringent cost control practices and policies to increase the efficiency of our operations. A significant part of the annual bonuses we pay our managers is based on the extent to which they are successful in containing expenses and increasing efficiency. In addition, all salary increases and capital expenditures in excess of $25,000 are reviewed by a committee comprised of our senior management. Capital expenditures in excess of $10,000 must be approved by our chief financial officer.

•	extensive use of outsourcing to provide cost-effective operational support with service levels consistent with large-bank operations

We use outside service providers where they can increase the efficiency of our operations. Currently, our loan documentation, data processing and bank operations, and almost all our internal, regulatory and audit examinations, are provided by outside service providers. We intend to continue to review our operations to determine where we can contain costs by using third party service providers.

          Continue to use BankDirect as a way to diversify our funding sources by attracting deposits on a nationwide basis.

      We currently use BankDirect as a source of retail deposits to fund our lending activities. We believe our repositioning of BankDirect in February 2001 resulted in our depositors holding substantially higher balances in their accounts. We intend to continue to use BankDirect to attract attractive depositors that retain higher balances in their accounts.

          Expand our geographic reach and business mix by hiring qualified bankers, establishing select banking locations and completing selective acquisitions.

      We intend to expand our business by hiring experienced bankers in our current market areas and in new market areas. We believe that hiring bankers in our current market areas will augment our business by providing us with access to established relationships with potential new customers and industries in our current market areas. In addition, hiring experienced bankers in other markets can enable us to enter new market areas with an established presence and existing relationships in that market area. Selective acquisitions of other banks or the addition of select banking locations can also allow us to expand and grow our business. Acquisitions of banks that have lower ratios of loans to deposits than us can also allow us to significantly increase our net deposits, increasing our ability to make loans to our core customers. Expanding our banking network into an underserved area may also allow us to increase our deposits and fund our lending activities. Although we do not have any current commitments with respect to acquisitions or additional banking locations other than the anticipated opening of our banking center in Houston in September 2003, we believe that acquisitions and the establishment of select banking locations are potentially available in our existing market areas and in new market areas and we intend to pursue such opportunities in the future.

Expansion in Houston Market

      As part of the continuing development of our business strategy, we expect to open a new banking center in Houston in September 2003. We believe this new banking center will allow us to significantly expand our current operations in the Houston metropolitan area. Houston is the largest metropolitan area in Texas and the seventh largest metropolitan statistical area in the U.S. To assist our expansion in Houston, we have also hired several senior, experienced bankers who we believe will significantly expand our relationships in important sectors of the Houston marketplace. In addition, we intend to hire sufficient support personnel to offer a complete range of banking services. As of June 30, 2003, we have originated approximately $20.7 million in loans and $1.0 million in deposits in the Houston metropolitan area.

Acquisition of Bluebonnet Savings Deposits

      On August 8, 2003, we acquired the outstanding deposit accounts of Bluebonnet Savings Bank FSB, a federal savings bank located in Dallas, Texas. As consideration for accepting these accounts, we were paid $275,000 by Bluebonnet Savings. Pursuant to the deposit acquisition, we acquired an aggregate balance of approximately $100 million comprised of certificates of deposit and money market deposit accounts. These accounts are currently held by approximately 2,500 customers. In connection with the acquisition, we also hired three Bluebonnet Savings bankers to provide continuity of customer service and relationship management with respect to these accounts.

Products and Services

      We offer a variety of loan, deposit account and other financial products and services to our customers. At June 30, 2003, we maintained approximately 16,100 deposit accounts and 2,900 loan accounts. At June 30, 2003, approximately $1.0 billion of our outstanding loans, representing approximately 81% of our funded loans, were made to business customers.

      Business Customers. We offer a full range of products and services oriented to the needs of our business customers, including:

•	commercial loans for working capital and to finance internal growth, acquisitions and leveraged buyouts;

•	permanent real estate and construction loans;

•	equipment leasing;

•	cash management services;

•	trust and escrow services;

•	letters of credit; and

•	business insurance products.

      Individual Customers. We also provide complete banking services for our individual customers, including:

•	personal trust and wealth management services;

•	certificates of deposit;

•	interest-bearing and non-interest bearing checking accounts with optional features such as Visa® debit/ ATM cards and overdraft protection;

•	traditional savings accounts;

•	consumer loans, both secured and unsecured;

•	mortgages and home equity loans;

•	branded Visa® credit card accounts, including gold-status accounts; and

•	personal insurance products.

Lending Activities

      We target our lending to middle market businesses and high net worth individuals that meet our credit standards. The credit standards are set by our standing Credit Policy Committee with the assistance of our Chief Credit Officer, who is charged with ensuring that credit standards are met by loans in our portfolio. Our Credit Policy Committee is comprised of senior bank officers including the President of our bank, our Chief Lending Officer and our Chief Credit Officer. Our credit standards for commercial borrowers reference numerous criteria with respect to the borrower, including historical and projected financial information, strength of management, acceptable collateral and associated advance rates, and market conditions and trends in the borrower’s industry. In addition, prospective loans are also analyzed based on current industry concentrations in our loan portfolio to prevent an unacceptable concentration of loans in any particular industry. We believe our credit standards are similar to the standards generally employed by large nationwide banks in the markets we serve. We believe that we differentiate our bank from its competitors by focusing on and aggressively marketing to our core customers and accommodating, to the extent permitted by our credit standards, their individual needs.

      We generally extend variable rate loans in which the interest rate fluctuates with a predetermined indicator such as the U.S. prime rate or the London Inter-Bank Offered Rate. Our use of variable rate loans is designed to reduce our exposure to risks associated with interest rate fluctuations since the rates of interest earned will automatically reflect such fluctuations. As of June 30, 2003, approximately 92% of the loans by outstanding principal balance in our portfolio were variable rate loans.

      Commercial Loans. Our commercial loan portfolio is comprised of lines of credit for working capital and term loans to finance equipment and other business assets. Our lines of credit for working capital generally are renewed on an annual basis and our term loans generally have terms of two to five years. Our lines of credit and term loans typically have floating interest rates. Commercial loans can contain risk factors unique to the business of each customer. In order to mitigate these risks and better serve our customers, we seek to gain an understanding of the business of each customer and the reliability of their cash flow, so that we can place appropriate value on collateral taken and structure the loan to maintain collateral values at appropriate levels. In analyzing credit risk, we generally focus on the business experience of our borrowers’ management. We prefer to lend to borrowers with an established track record of loan repayment and predictable growth and cash flow. Our energy production loans are usually collateralized with proven reserves and have amortization schedules that extend for one-half of the projected life plus one year of the proven reserves. We also rely on the experience of our bankers and their relationships with our customers to aid our understanding of the customer and its business. Our lines of credit typically are limited to a percentage of the value of the assets securing the line. Lines of credit typically are reviewed annually and are supported by accounts receivable, inventory and equipment. Depending on the risk profile of the borrower, we may require periodic aging of receivables, as well as borrowing base certificates representing current levels of inventory, equipment, and accounts receivables. Our term loans are typically also secured by the assets of our clients’ businesses. Commercial borrowers are required to provide updated personal and corporate financial statements at least annually. At June 30, 2003, funded commercial loans totaled approximately $550.4 million, approximately 44.0% of our total funded loans.

      Permanent Real Estate Loans. Approximately one-half of our permanent real estate loan portfolio is comprised of loans secured by commercial properties occupied by the borrower. We also provide temporary financing for commercial and residential property. Our permanent real estate loans generally have terms of five to seven years. We generally avoid long-term loans for commercial real estate held for investment. Our permanent real estate loans have both floating and fixed rates. Depending on the financial situation of the borrower, we may require periodic appraisals of the property to verify the ongoing quality of our collateral. At June 30, 2003, funded permanent real estate loans totaled approximately $298.1 million, approximately 23.8% of our total funded loans.

      Construction Loans. Our construction loan portfolio consists primarily of single-family residential properties and commercial projects used in manufacturing, warehousing, service or retail businesses. Our construction loans generally have terms of one to three years. We typically make construction loans to developers, builders and contractors that have an established record of successful project completion and loan repayment. We closely monitor the status of each construction loan and the underlying project throughout its term. These loans typically have floating rates and commitment fees. Typically, we require full investment of the borrower’s equity in construction projects prior to releasing our funds. Generally, we do not allow our borrowers to recoup their equity from the sale proceeds of finished units until we have recovered our funds on the overall project. We use a title company to disburse periodic draws from the construction loan to attempt to avoid title problems at the end of the project. At June 30, 2003, funded construction real estate loans totaled approximately $212.7 million, approximately 17.0% of our total funded loans.

      Equipment Leases. We provide equipment financing in the form of capital and operating leases. Our lease financings generally have terms of three to five years. The leases are secured by the equipment purchased with the lease financing. Interest rates are generally fixed and based on the actual depreciation of the collateral equipment. At June 30, 2003, funded equipment lease financings totaled approximately $13.9 million, approximately 1.1% of our total funded loans.

      Letters of Credit. We issue standby or performance letters of credit, and can service the international needs of our clients through correspondent banks. At June 30, 2003, our commitments under letters of credit totaled approximately $20.1 million.

      Consumer Loans. Our consumer loan portfolio consists of personal lines of credit and loans to acquire personal assets such as automobiles and boats. Our personal lines of credit generally have terms of one year and our term loans generally have terms of three to five years. Our lines of credit typically have floating interest rates. We generally require assets as collateral for consumer loans, but if the financial situation of the customer is sufficient, we will grant unsecured lines of credit. We also examine the personal liquidity of our individual borrowers, in some cases requiring agreements to maintain a minimum level of liquidity, to insure that the borrower has sufficient liquidity to repay the loan. Due to low levels of profitability, interest rate risks and collateral risks, we do not consider secured consumer loans, such as automobile loans, a core part of our business. Our rates are generally substantially higher than the rates offered by other providers of these loans. At June 30, 2003, funded consumer loans totaled approximately $19.6 million, approximately 1.6% of our total funded loans. Of these funded consumer loans, approximately $4.0 million are not secured by specific collateral or are unsecured, representing approximately 20.4% of our total funded consumer loans.

      We infrequently make consumer residential real estate loans consisting primarily of first and second mortgage loans for residential properties. These loans are made to high net worth individuals as part of our private client services and will not be part of our mortgage origination services discussed below. We do not retain long-term, fixed rate residential real estate loans in our portfolio due to interest rate and collateral risks and low levels of profitability. We do not consider consumer residential real estate loans a core part of our business. Our rates are generally substantially higher than the rates offered by other providers of these loans.

      We maintain a diversified loan portfolio and do not focus on any particular industry or group of related industries. Credit policies and underwriting guidelines are tailored to address the unique risks associated with each industry represented in the portfolio. The table below sets forth information regarding the distribution of our funded loans among various industries at June 30, 2003.

	Funded Loans

		Percent
	Amount	of Total

	(Unaudited)
	(Dollars in thousands)
Agriculture	$10,765	.9%
Contracting	134,145	10.7
Government	11,241	.9
Manufacturing	73,016	5.8
Personal/household	244,427	19.5
Petrochemical and mining	141,650	11.3
Retail	31,540	2.5
Services	445,247	35.6
Wholesale	77,269	6.2
Investors and investment management companies	82,494	6.6

Total	$1,251,794	100.0%

      Loans extended to borrowers within the contracting industry are composed largely of loans to land subdividers and developers and to both heavy construction and general commercial contractors. Many of these loans are secured by real estate properties, the development of which is being funded by our bank’s financing. Loans extended to borrowers within the petrochemical and mining industries are predominantly loans to finance the exploration and production of petroleum and natural gas. These loans are generally secured by proven petroleum and natural gas reserves. Personal/household loans include loans to certain high net worth individuals for commercial purposes and mortgage loans held for sale, in addition to consumer loans. Loans extended to borrowers within the services industries include loans to finance working capital and equipment, as well as loans to finance investment and owner-occupied real estate. Significant trade categories represented within the services industry include, but are not limited to, real estate services, financial services, leasing companies, transportation and communication, and hospitality services. Borrowers represented within the real estate services category are largely owners and managers of both residential and non-residential commercial real estate properties.

      We make loans that are appropriately collateralized under our credit standards. Over 93% of our funded loans are secured by collateral. The table below sets forth information regarding the distribution of our funded loans among various types of collateral at June 30, 2003.

	Funded Loans

		Percent
	Amount	of Total

	(Unaudited)

	(Dollars in thousands)
Business assets	$212,542	17.0%
Energy	119,557	9.6
Highly liquid assets	216,791	17.3
Real property	517,751	41.4
Rolling stock	25,728	2.1
U.S. Government guaranty	43,459	3.4
Other assets	24,265	1.9
Unsecured	91,701	7.3

Total	$1,251,794	100.0%

Deposit Products

      We offer a variety of deposit products to our core customers at interest rates that are competitive with other banks. Our business deposit products include commercial checking accounts, lockbox accounts, cash concentration accounts, and other cash management products. Our consumer deposit products include checking accounts, savings accounts, money market accounts and certificates of deposit. We also allow our consumer deposit customers to access their accounts, transfer funds, pay bills and perform other account functions over the Internet and through ATM machines. We believe we will be able to offer a broader range of competitive deposit products to the core customers of our traditional bank upon the opening of our branch in the Cayman Islands, which we expect to occur in September 2003. At June 30, 2003, we maintained approximately 8,800 deposit accounts at our traditional bank, representing approximately $1,087.7 million in total deposits.

BankDirect

      BankDirect, our Internet banking website, operates as a division of our bank. It provides a valuable source of deposit funds. As of June 30, 2003, BankDirect had a total of approximately 7,300 existing deposit accounts containing total deposits of approximately $252.6 million.

      BankDirect provides a complete line of consumer deposit products at attractive interest rates primarily to large depositors. We do not currently, nor do we currently intend to, offer loans or other credit products through BankDirect. The Internet-based approach of BankDirect allows our customers to conduct banking activities from any computer that has access to the Internet and a secure web browser. Its deposit products and services include interest bearing checking, savings and money market accounts and certificates of deposit. BankDirect customers can direct payments, transfer funds and perform other account functions through a secure web browser. In addition, customers can access their accounts at any ATM machine. All banking transactions are encrypted and all transactions are routed to and from an Internet server within our security system.

Trust and Asset Management

      Our trust services include investment management, personal trust and estate services, custodial services, retirement accounts and related services. Our investment management professionals work with our clients to define objectives, goals and strategies for their investment portfolios. We assist the client with the selection of an investment manager and work with the client to tailor the investment program accordingly. Our trust and estate account administrators work with our clients and their attorneys to establish their estate plans. We work closely with our clients and their beneficiaries to ensure that their needs are met and to advise them on financial matters. When serving as trustee or executor, we often structure and oversee investment portfolios. We also provide our clients with custodial services for the safekeeping of their assets. Consistent with our focus on relationship building, we emphasize a high level of personal service in our trust area, including prompt collection and reinvestment of interest and dividend income, daily valuation, tracking of tax information, customized reporting and ease of security settlement. We also offer retirement products such as individual retirement accounts and administrative services for retirement vehicles such as pension and profit sharing plans.

Insurance and Investment Services

      Texas Capital Bank Wealth Management Services, Inc. was formed as a wholly-owned subsidiary of our bank in April 2002. Texas Capital Bank Wealth Management Services brokers corporate and personal property and casualty insurance as well as group health and life insurance products to individuals and businesses. We anticipate that it will also seek to offer limited securities brokerage services in the future.

Cayman Islands Branch

      In June 2003, we received authorization from the Cayman Islands Monetary Authority to establish a branch of Texas Capital Bank in the Cayman Islands. We believe that opening a Cayman Islands branch of our bank will enable us to offer more competitive cash management and deposit products to our core customers. Our Cayman Islands branch will consist of an agented office to facilitate our offering of these products. We anticipate opening our Cayman Islands branch in September 2003.

Mortgage Origination and Brokerage Services

      In July 2003, we hired two experienced mortgage origination and brokerage executives to establish an operational division of Texas Capital Bank focused on the origination of residential mortgage loans. We intend to expand our mortgage origination business opportunistically in selected metropolitan areas in the United States through agreements with experienced and established mortgage brokers, residential real estate brokers and home builders. We anticipate that substantially all the loans originated by this division and any related loan-servicing requirements will be resold in the secondary market to financial institution investors. As part of the services we offer our high net worth individual clients, we infrequently make mortgage loans for residential properties. These loans will continue to be part of our private client services and will not be part of our mortgage origination and brokerage business.

Employees

      As of June 30, 2003, we had 237 full-time employees, 103 of whom were officers of our bank. None of our employees is represented by a collective bargaining agreement and we consider our relations with our employees to be good.

Properties

      As of June 30, 2003, we conducted business at eight full service banking locations and one operations center. In addition, we expect to open our new banking center in the Houston metropolitan area in September 2003. Our operations center houses our loan and deposit operations and the BankDirect call center. We lease the space in which our banking centers and the operations call center are located. These leases expire between December 2003 and March 2013, not including any renewal options that may be available. At this time, based on our leased space we believe we have sufficient leased space to accommodate our planned growth over the next two to three years without requiring further expansion.

      The following table sets forth the location of our executive offices, operations center and each of our banking centers.

Type of Location	Address

Executive offices, banking location	2100 McKinney Avenue
Suite 900
Dallas, Texas 75201
Operations center	6060 North Central Expressway
Suite 800
Dallas, Texas 75206
Banking location	4230 Lyndon B. Johnson Freeway
Suite 100
Dallas, Texas 75244
Banking location	5910 North Central Expressway
Suite 150
Dallas, Texas 75206
Banking location	5800 Granite Parkway
Suite 150
Plano, Texas 75024
Banking location	1600 West 7th Street
Suite 200
Fort Worth, Texas 76102
Motor banking location	400 East Belknap Street
Fort Worth, Texas 76102
Banking location	114 West 7th Street
Suite 100
Austin, Texas 78701
Banking location	745 East Mulberry Street
Suite 150
San Antonio, Texas 78212
New banking location (opening	One Riverway
anticipated September 2003)	Suite 2450
Houston, Texas 77056

Legal Proceedings

      We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Management believes that none of these legal proceedings, individually or in the aggregate, will have a material adverse impact on our results of operations or financial condition.

REGULATION AND SUPERVISION

      Current banking laws contain numerous provisions affecting various aspects of our business. As a bank, Texas Capital Bank is subject to federal banking laws and regulations that impose specific requirements on and provide regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended for the protection of depositors, the deposit insurance funds of the FDIC, and the banking system as a whole, rather than for the protection of our stockholders. Banking regulators have broad enforcement powers over bank holding companies and banks and their affiliates, including the power to impose large fines and other penalties for violations of laws and regulations. The following is a brief summary of laws and regulations to which we are subject.

      National banks such as our bank are subject to examination by the OCC. Deposits in a national bank are insured by the FDIC up to a maximum amount (generally $100,000 per depositor). The OCC and the FDIC regulate or monitor all areas of a national bank’s operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rate risk management, establishment of branches, corporate reorganizations, maintenance of books and records, and adequacy of staff training to carry on safe lending and deposit gathering practices. The OCC requires national banks to maintain capital ratios and imposes limitations on its aggregate investment in real estate, bank premises and furniture and fixtures. National banks are currently required by the OCC to prepare quarterly reports on their financial condition and to conduct an annual audit of their financial affairs in compliance with minimum standards and procedures prescribed by the OCC.

Restrictions on Dividends

      We are a holding company and our primary source of funding to pay dividends, if any, in the future is our bank. Our bank is subject to the dividend restrictions imposed by the OCC. Under such restrictions, national banks may not, without the prior approval of the OCC, declare dividends in excess of the sum of the current year’s net profits plus the retained net profits from the prior two years, less any required transfers to surplus. As of June 30, 2003, our bank could not pay any dividends under this test without prior OCC approval. In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, our bank may not pay any dividend if it is, or if such payment would cause it to become, undercapitalized.

      It is the policy of the Federal Reserve, which regulates bank holding companies such as ours, that bank holding companies should pay cash dividends on common stock only out of operating income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

      If, in the opinion of the applicable federal bank regulatory authority, a depository institution or holding company is engaged in or is about to engage in an unsound practice (which could include the payment of dividends), such authority may require, generally after notice and hearing, that such institution or holding company cease and desist such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s or holding company’s capital base to an inadequate level would be such an unsafe banking practice.

Supervision by the Federal Reserve

      We operate as a bank holding company registered under the Bank Holding Company Act, and, as such, we are subject to supervision, regulation and examination by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

      Because we are a legal entity separate and distinct from our bank, our right to participate in the distribution of assets of our bank upon its liquidation or reorganization will be subject to the prior claims of the bank’s creditors. In the event of a liquidation or other resolution of our bank, the claims of depositors and other general or subordinated creditors of the bank are entitled to a priority of payment over the claims of holders of any obligation of the bank to its stockholders, including us or our stockholders or creditors.

Support of Subsidiary Banks

      Under Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary in order for it to be accepted by the regulators.

      In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the bankruptcy trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Capital Adequacy Requirements

      The federal bank regulators have adopted a system using risk-based capital guidelines to evaluate the capital adequacy of banking organizations. Under the guidelines, specific categories of assets and off-balance sheet assets such as letters of credit are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk weighted” asset base. The guidelines require a minimum total risk-based capital ratio of 8% (of which at least 4% is required to consist of Tier 1 capital elements).

      In addition to the risk-based capital guidelines, the federal bank regulators use a leverage ratio as an additional tool to evaluate the capital adequacy of banking organizations. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Banking organizations must maintain a minimum leverage ratio of at least 3%, although most organizations are expected to maintain leverage ratios that are at least 100 basis points above this minimum ratio.

      The federal banking agencies’ risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. The capital guidelines also provide that banking organizations experiencing significant internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. In addition, the regulations of the bank regulators provide that concentration of credit risks arising from non-traditional activities, as well as an institution’s ability to manage these risks, are important factors to be taken into account by regulatory agencies in assessing an organization’s overall capital adequacy.

Transactions with Affiliates and Insiders

      Our bank is subject to Section 23A of the Federal Reserve Act which places limits on the amount of loans or extensions of credit to, or investments in, or other transactions with, affiliates that our bank may make. In addition, extensions of credit must be collateralized by Treasury securities or other collateral in prescribed amounts. It also limits the amount of advances to third parties which are collateralized by our securities or obligations or the securities or obligations of any of our non-banking subsidiaries.

      Our bank also is subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits an institution from engaging in transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. We are subject to restrictions on extensions of credit to executive officers, directors, principal stockholders, and their related interests. These restrictions contained in the Federal Reserve Act and Federal Reserve Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Corrective Measures for Capital Deficiencies

      The Federal Deposit Insurance Corporation Improvement Act imposes a regulatory matrix which requires the federal banking agencies, which include the FDIC, the OCC and the Federal Reserve, to take “prompt corrective action” with respect to capital deficient institutions. The prompt corrective action provisions subject undercapitalized institutions to an increasingly stringent array of restrictions, requirements and prohibitions as their capital levels deteriorate and supervisory problems mount. Should these corrective measures prove unsuccessful in recapitalizing the institution and correcting its problems, the Federal Deposit Insurance Corporation Improvement Act mandates that the institution be placed in receivership.

      Pursuant to regulations promulgated under the Federal Deposit Insurance Corporation Improvement Act, the corrective actions that the banking agencies either must or may take are tied primarily to an institution’s capital levels. In accordance with the framework mandated by the Federal Deposit Insurance Corporation Improvement Act, the banking agencies have developed a classification system, pursuant to which all banks and thrifts are placed into one of five categories. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A well capitalized bank has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or higher; a Tier 1 risk-based capital ratio (Tier 1 capital to risk-weighted assets) of 6% or higher; a leverage ratio (Tier 1 capital to total adjusted assets) of 5% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%. Based on our bank’s regulatory capital ratios at June 30, 2003, it is currently classified as “well capitalized” for purposes of the FDIC’s prompt corrective action regulations.

      In addition to requiring undercapitalized institutions to submit a capital restoration plan which must be guaranteed by its holding company (up to specified limits) in order to be accepted by the bank regulators, agency regulations contain broad restrictions on activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With some exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

      As an institution’s capital decreases, the enforcement powers of the bank regulators become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The federal bank regulators have only very limited discretion in dealing with a critically undercapitalized institution and are generally required to appoint a receiver or conservator if the capital deficiency is not corrected promptly.

      Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Financial Modernization Act of 1999

      The Gramm-Leach-Bliley Financial Modernization Act of 1999 was enacted on November 12, 1999. The Modernization Act:

•	allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of nonbanking activities than was permissible prior to enactment, including insurance underwriting and making merchant banking investments in commercial and financial companies;

•	allows insurers and other financial services companies to acquire banks;

•	removes various restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and

•	establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

      This part of the Modernization Act became effective on March 11, 2000. At this time, we have determined not to apply to operate as a financial holding company and therefore are currently ineligible to engage in the broader range of activities that are permitted by the Modernization Act. The Modernization Act also modified other current financial laws, including laws related to financial privacy and community reinvestment. The new financial privacy provisions generally prohibit financial institutions, including us, from disclosing nonpublic personal financial information to nonaffiliated third parties unless customers have the opportunity to “opt out” of the disclosure.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

      On October 26, 2001, the President signed the USA Patriot Act of 2001 into law. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the “IMLAFA”). The IMLAFA contains anti-money laundering measures affecting insured depository institutions, broker-dealers and certain other financial institutions. The IMLAFA requires U.S. financial institutions to adopt new policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. As of the date of this filing, we have not fully determined the impact that IMLAFA will have on our operations but the impact is not expected to be material. We have established policies and procedures to ensure compliance with the IMLAFA.

Pending Legislation

      Deposit Insurance Reform. On April 2, 2003, the U.S. House of Representatives passed H.R. 522, the Federal Deposit Insurance Reform Act of 2003. This proposed legislation would reform the deposit insurance system by:

•	Merging the Bank Insurance Fund and the Savings Association Insurance Fund.

•	Ending the 23 basis point premium “rate cliff” that occurs when the reserve ratio of deposits insured to premiums held falls beneath 1.25% for more than one year.

•	Creating a reserve range within which a bank’s reserve ratio can float.

•	Increasing insurance coverage limits for municipal deposits.

•	Increasing insurance coverage limits for individual accounts to $130,000 and indexing future coverage limits to inflation.

•	Doubling insurance coverage limits for certain types of IRAs and 401(k) plans.

      As of the date of this prospectus, this legislation was being considered by the U.S. Senate Banking, Housing, and Urban Affairs committee.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors, and their ages and positions as of the date of this prospectus, are set forth in the following table. The term of each of our directors expires at our annual meeting in 2004.

Name	Age	Position

Joseph M. (Jody) Grant	64	Chairman, Chief Executive Officer and Director
George F. Jones, Jr.	59	Director; President and Chief Executive Officer of Texas Capital Bank
Larry A. Makel	49	Corporate Secretary and Director
C. Keith Cargill	50	Executive Vice President and Chief Lending Officer of Texas Capital Bank
Gregory B. Hultgren	52	Executive Vice President and Chief Operations Officer
Leo Corrigan III	49	Director
James R. Erwin	59	Director
Frederick B. Hegi, Jr.	59	Director
James R. Holland, Jr.	59	Director
Walter W. (Bo) McAllister III	61	Director
Lee Roy Mitchell	66	Director
Steve Rosenberg	44	Director
John C. Snyder	61	Director
Robert W. Stallings	54	Director
James Cleo Thompson, Jr.	72	Director
Ian J. Turpin	58	Director

      Information regarding the business experience of Joseph M. (Jody) Grant, George F. Jones, Jr. and C. Keith Cargill is set forth under “Business — Our Senior Management.” Information regarding the business experience of Peter B. Bartholow, who has agreed to serve as our Executive Vice President and Chief Financial Officer, is set forth under “Business — Chief Financial Officer.”

      Leo Corrigan III has been a director since September 2001. He has served as President of Corrigan Securities, Inc., a real estate investment company since 1972. Mr. Corrigan was a director of Texas Capital Bank from December 1998 to September 2001.

      James R. Erwin has served as Managing Director and Partner of Erwin, Graves & Associates, LP since June 2001. In May 2000, he retired as Vice Chairman, Texas with Bank of America, a position he had held since 1997. In this position, Mr. Erwin was responsible for corporate banking, corporate finance, and investment banking in the western half of the U.S. Prior to serving as Vice Chairman, Texas, he held several executive positions with Bank of America and its predecessors. Mr. Erwin also serves on the board of directors of Carreker Corporation and Trammell Crow Company. He has been a director since May 2001.

      Frederick B. Hegi, Jr. has been a director since June 1999. He has been a partner of Wingate Partners, an investment company, since he co-founded it in 1987. Mr. Hegi currently serves as Chairman of the board of directors of United Stationers, Inc. and as a director of Drew Industries Incorporated and Lone Star Technologies, Inc.

      James R. Holland, Jr. has been a director since June 1999. He has served as the President and Chief Executive Officer of Unity Hunt, Inc., a diversified holding company, since 1991. He has also served as Chief Executive Officer of Hunt Capital Group, LLC., an investment management company, since 1993. Mr. Holland currently serves on the board of directors of Cinemark, Inc. and International Surface Preparation Corporation.

      Gregory B. Hultgren has served as Executive Vice President and Chief Financial Officer since our formation in 1998. In 1984, Mr. Hultgren joined Dallas Bancshares, Inc. as Executive Vice President and Chief Financial Officer. In 1989, TEXOP Bancshares, Inc. acquired the lead bank of Dallas Bancshares, Inc. and Mr. Hultgren served as the Executive Vice President and Chief Financial Officer of TEXOP Bancshares, Inc. from 1989 to 1990. From 1994 to 1998, Mr. Hultgren served as a Principal and Chief Financial Officer of United LP Gas Corporation.

      Larry A. Makel has been our Corporate Secretary since our formation in 1998 and a director since September 2001. He is a partner and member of the Executive Committee of Patton Boggs LLP, a national law firm, a position he has held since June 1997. He was a director of Texas Capital Bank from December 1998 to September 2001.

      Walter W. (Bo) McAllister III has been a director since June 1999. He served as Chairman of the Texas Insurance Agency Group of Companies, a group of affiliated property and casualty insurance agencies, from 1992 until his retirement in March 2002.

      Lee Roy Mitchell has served as a director since June 1999. He has served as Chairman of the board of directors and Chief Executive Officer of Cinemark USA, Inc., a movie theater operations company, since 1985.

      Steve Rosenberg has served as a director since September 2001. He has also served as President and Chief Executive Officer of Fuel Partners, LP, a gasoline marketing service company since 1997. Mr. Rosenberg serves on the board of directors of Packaged Ice, Inc. He was a director of Texas Capital Bank from 1999 to September 2001.

      John C. Snyder has served as a director since June 1999. He has also served as President of Snyder Operating Company, an investment company, since June 2000. From 1977 to 1999, Mr. Snyder served as Chairman of the Board of Directors and Chief Executive Officer of Snyder Oil Corporation, an energy exploration and production company. In 1999, Snyder Oil Corporation was acquired by Santa Fe Snyder Corporation, an energy exploration and production company, where Mr. Snyder served as Chairman of the Board of Directors through June 2000. He also currently serves as a director of SOCO International plc, a UK oil and gas exploration company.

      Robert W. Stallings has served as a director since August 2001. He has also served as Chairman of the Board of Directors and Chief Executive Officer of Stallings Capital Group, an investment company, since March 2001. From 1991 to 2001, Mr. Stallings served as Chief Executive Officer of Pilgrim Capital Group, an investment company. He also currently serves as a director of Gainsco, Inc. and Crescent Real Estate Equities Co.

      James Cleo Thompson, Jr. has been a director since September 2001. He has served as Chairman of the Board of Directors and President of Thompson Petroleum Corporation, an energy exploration and production company since 1978. He was a director of Texas Capital Bank from 1999 to September 2001.

      Ian J. Turpin has been a director since May 2001. Since 1992, he has served as President and director of The LBJ Holding Company and various companies affiliated with the family of the late President of the U.S., Lyndon B. Johnson, which are involved in radio, real estate, private equity investments and managing diversified investment portfolios.

Board Composition and Compensation

      Our Bylaws authorize there to be between one and 25 members of our board of directors. Our board of directors currently consists of 14 members. Directors do not receive any cash fees for attending meetings. During the first quarter of 2001, each director was awarded options to purchase 4,000 shares of our common stock. Newly elected directors for 2001 were each awarded options to purchase 4,000 shares of our common stock at the time they joined our board of directors. Upon being re-elected in 2002 and 2003, each director was awarded options to purchase an additional 4,000 shares of our common stock in each year. The options are exercisable at $7.25 per share. Directors are reimbursed for their travel and reasonable out-of-pocket expenses incurred by them in performing their duties.

Board Committees

      Our board of directors presently has three standing committees.

      Executive Committee. The Executive Committee has the power to act on behalf of the board and to direct and manage our business and affairs whenever the board is not in session. Committee members are James R. Holland, Jr. (Chairman), Joseph M. (Jody) Grant, Frederick B. Hegi, Jr., Larry A. Makel, and Robert W. Stallings.

      Audit Committee. The Audit Committee reviews the professional services and independence of our independent auditors and its accounts, procedures and internal controls. The Audit Committee recommends to the board the firm selected to be our independent auditors and monitors the performance of such firm, reviews and approves the scope of the annual audit, reviews and evaluates with the independent auditors our annual audit and annual consolidated financial statements, reviews with management the status of internal accounting controls, evaluates problem areas having a potential financial impact on us that may be brought to its attention by management, the independent auditors or the board, and evaluates all of our public financial reporting documents. Committee members are Walter W. (Bo) McAllister III (Chairman), Steve Rosenberg, Robert W. Stallings, and Ian J. Turpin. Each of the members of the Audit Committee is an independent director, as defined by the listing standards of the Nasdaq National Market.

      Compensation Committee. The Compensation Committee reviews and approves salaries and bonuses for our officers and key employees. Committee members are Frederick B. Hegi, Jr. (Chairman), James R. Erwin, Lee Roy Mitchell, and John C. Snyder.

      Our bank maintains the following committees:

      Loan Committee. Our bank’s Loan Committee reviews new loans and changes in existing loans made by our bank. The loan committee also reviews our bank’s lending policies and procedures. Committee members are James R. Erwin (Chairman), Leo Corrigan, III, Larry A. Makel, and James Cleo Thompson, Jr.

      Trust Committee. Our bank’s Trust Committee reviews trust and wealth management services offered by our bank. The trust committee reviews our bank’s policies and procedures regarding trust and wealth management services to insure that these services meet appropriate standards of security and stability. Committee members are John C. Snyder (Chairman), Leo Corrigan, III, Larry A. Makel, and Lee Roy Mitchell.

Executive Compensation

      The following table sets forth information concerning compensation we paid to or incurred on behalf of our chief executive officer and our other executive officers during 2000, 2001 and 2002.

							Long-Term Compensation

							Awards
		Annual Compensation							Payouts
								Securities
Name and					Other Annual		Restricted	Underlying	All Other
Principal Position	Year	Salary($)		Bonus	Compensation		Stock	Options/SARs	Compensation

Joseph M. (Jody) Grant	2002	$275,000		$0	$4,200	(3)	90,000	0	$6,603	(4)
Chairman and Chief	2001	$275,000		$0	$0		0	0	$5,873	(4)
Executive Officer	2000	$12,000	(1)	$0	$0		0	0	$4,230	(4)
Raleigh Hortenstine III(2)	2002	$250,000		$0	$7,200	(3)	80,000	0	$6,049	(4)
President	2001	$250,000		$0	$7,200	(3)	0	0	$3,675	(4)
	2000	$250,000		$0	$0		0	0	$4,375	(4)
George F. Jones, Jr.	2002	$238,542		$0	$7,200	(3)	80,000	0	$6,371	(4)
President and Chief	2001	$225,000		$0	$7,200	(3)	0	0	$6,971	(4)
Executive Officer of	2000	$225,000		$0	$7,200	(3)	0	0	$6,796	(4)
Texas Capital Bank
Gregory B. Hultgren	2002	$150,000		$0	$7,200	(3)	0	0	$0
Executive Vice President	2001	$140,000		$0	$7,200	(3)	0	0	$0
and Chief Operations Officer	2000	$140,000		$0	$7,200	(3)	0	0	$0
C. Keith Cargill	2002	$187,542		$0	$7,200	(3)	50,000	0	$0
Executive Vice President	2001	$175,000		$0	$7,200	(3)	0	0	$0
and Chief Lending Officer	2000	$175,000		$0	$7,200	(3)	0	0	$0
of Texas Capital Bank

(1)	Mr. Grant has entered into a deferred compensation agreement that allows him to elect to be paid in shares of our common stock. In 2000, Mr. Grant elected to defer $251,000 pursuant to the agreement.

(2)	Mr. Hortenstine resigned in April 2003.

(3)	Represents amounts paid to reimburse automotive expenses.

(4)	Represents amounts paid for dues to certain club memberships.

Deferred Compensation Agreement

      In 1999, we entered into a deferred compensation agreement with Joseph M. Grant, which allows him to elect to defer up to 100% of his compensation on an annual basis. All deferred compensation is invested in our common stock held in a rabbi trust. The stock is held in the name of the trustee, and the principal and earnings of the trust are held separate and apart from our other funds, and are used exclusively for the uses and purposes of the deferred compensation agreement. The accounts of the trust have been consolidated with our accounts.

Employment Agreements

      We entered into employment agreements with Joseph M. (Jody) Grant, George F. Jones, Jr. and C. Keith Cargill, members of our executive management team, in August 2002. The employment agreements have a term of two years, subject to renewal, and have a compensation package that includes a base salary, bonus and a grant of restricted stock under our 1999 Omnibus Stock Plan. Also, as part of the compensation paid, each executive will be eligible to participate in the employee benefit programs and receive other perquisites generally available to our other employees holding positions similar to that of the executives.

      The terms of the employment agreements provide for severance payments to an executive upon termination by us of the executive’s employment without having cause or upon resignation by the executive for good reason. Upon such termination without cause or resignation for good reason, the executive is entitled to receive the following severance payment and benefits:

•	the greater of one year’s adjusted compensation or the adjusted compensation due for the remaining term of the employment agreement; and

•	all health insurance benefits for a period of one year following the date of termination, provided that continued participation is possible under the general terms and provisions of such health insurance plans and programs.

      The “adjusted compensation” is an amount equal to the annual base salary of the executive then in effect, plus the bonus paid to the executive for the preceding calendar year multiplied by 150%. The terms of the executive’s employment agreement do not provide for severance benefits to any executive who was terminated for cause or for an executive’s voluntary resignation without good reason.

      The employment agreements provide that, in the event that we experience a change in control, as defined in the employment agreement, during the term of the employment agreement and an executive’s employment is subsequently terminated either (1) by us without cause, or (2) by the executive for good reason, the executive will be entitled to receive a lump sum payment equal to two times the executive’s base salary and any bonuses paid to the executive during the most recently completed fiscal year. This change in control payment will be made in lieu of all other amounts to which the executive would be entitled under his executive employment agreement. In addition to the lump sum payment, the executive will receive, for a period specified in the employment agreement, continued life, medical and dental coverage substantially equivalent to the coverage that the executive received prior to his termination as a result of change in control.

      The employment agreements contain other terms and conditions, including restrictions upon competition with us or our bank for an agreed upon period of time.

Employee Benefit Plans

      Employee Stock Purchase Plan. During 2000, our stockholders approved our 2000 Employee Stock Purchase Plan. Employees are eligible for the plan when they have met certain requirements concerning period of credited service and minimum hours worked. Eligible employees may contribute a minimum of 1% to a maximum of 10% of eligible compensation up to the limit of $25,000 imposed by Section 423 of the Internal Revenue Code. We have allocated 160,000 shares of our common stock to the plan. As of June 30, 2003 and December 31, 2002 and 2001, 103,595, 82,098, and 46,124 shares, respectively, had been purchased on behalf of the employees.

      1999 Omnibus Stock Plan. In 1999, our stockholders approved our 1999 Omnibus Stock Plan under which our board of directors, in its sole discretion, may grant our employees and officers incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards or performance awards of cash or our common stock. In 2003, our stockholders approved an amendment to our 1999 Omnibus Stock Plan, the effect of which was to increase the number of shares of our common stock available for awards. As of June 30, 2003, an aggregate of 2,671,344 shares of our common stock have been reserved for issuance under the plan. Our board of directors has the discretion to set the exercise price and the term, up to ten years, of the options. Generally, one-fifth of the options awarded vest annually and expire ten years after date of grant, subject to accelerated vesting in the event of a change of control of our company. In August 2002, we issued restricted stock awards under the plan to the following officers: 90,000 shares to Joseph M. (Jody) Grant; 80,000 shares to George F. Jones, Jr.; and 50,000 shares to C. Keith Cargill. At June 30, 2003, there were 73,456 shares reserved for issuance under the plan.

PRINCIPAL STOCKHOLDERS

      The following table presents information regarding beneficial ownership of our voting common stock as of July 31, 2003:

•	each person known by us to beneficially hold more than 5% of our voting common stock or preferred stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our executive officers and directors as a group.

      Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

	Number of Shares		Percentage	Number of
	of Voting		of Voting	Shares of	Percentage of
Name and Address of Beneficial Holder(1)	Common Stock		Common Stock(2)	Preferred Stock	Preferred Stock(3)

C. Keith Cargill	196,368	(4)	1.05%
Leo Corrigan III	92,000	(5)	*	9,000	*
James R. Erwin	68,000	(6)	*	12,000	1.14%
Joseph M. (Jody) Grant	895,586	(7)	4.80%
Frederick B. Hegi, Jr.	217,518	(8)	1.17%
James R. Holland, Jr.	483,036	(9)	2.59%
Gregory B. Hultgren	162,000	(10)	*
George F. Jones, Jr.	271,048	(11)	1.45%
Larry A. Makel	187,200	(12)	1.00%
Walter W. (Bo) McAllister III	49,500	(13)	*
Lee Roy Mitchell	220,218	(14)	1.18%
Morrison Enterprises	436,950	(15)	2.34%	57,143	5.41%
Steve Rosenberg	52,000	(16)	*
John C. Snyder	409,732	(17)	2.18%	80,000	7.57%
Robert W. Stallings	154,856	(18)	*	71,428	6.76%
SunTrust Banks, Inc.	114,284	(19)	*	57,142	5.41%
303 Peachtree St.
25th Floor
Atlanta, GA 30308
James Cleo Thompson, Jr.	180,358	(20)	*	20,000	1.89%
Ian J. Turpin	191,312	(21)	1.03%
U.S. Bancorp Piper Jaffray Inc.	114,286	(22)	*	57,143	5.41%
U.S. Bancorp Center
800 Nicollet Mall
Suite 800
Minneapolis, MN 55402
All executive officers and directors as a group (16 persons)	3,830,732		19.82%	192,428	18.2%

*	Less than 1% of the issued and outstanding shares of the class.

(1)	Unless otherwise stated, the address for each person in this table is 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201.

(2)	Percentages with respect to each person have been calculated on the basis of 18,620,432 shares, the total number of shares of voting common stock outstanding on July 31, 2003, plus the number of shares of voting common stock which such person or group of persons has the right to acquire based on the exercise of options or conversion of preferred stock within 60 days after July 31, 2003.

(3)	Percentages with respect to each person have been calculated on the basis of 1,057,142 shares of convertible preferred stock outstanding on July 31, 2003.

(4)	Includes 392 shares held by Mr. Cargill and 163,976 shares held by Cargill Lakes Partners, Ltd. Mr. Cargill is the President of Cargill Lakes Partners’ general partner, Cargill Lakes, Inc. Includes 32,000 shares of common stock that may be acquired upon exercise of options.

(5)	Includes 9,000 shares of preferred stock, which are immediately convertible into 18,000 shares of common stock, held by Corrigan Securities, Inc., of which Mr. Corrigan is President, and 62,000 shares held by Corrigan Holdings, Inc., of which Mr. Corrigan is President. Includes 12,000 shares that may be acquired upon exercise of options.

(6)	Includes 28,000 shares held by Mr. Erwin and 12,000 shares of preferred stock, which are immediately convertible into 24,000 shares of common stock, held by Erwin Graves & Associates LP, of which Mr. Erwin is the Managing Director and Partner. Includes 16,000 shares that may be acquired upon exercise of options.

(7)	Includes 56,000 shares that may be acquired upon exercise of options and 771,586 shares held by Mr. Grant. Also includes 68,000 shares which are currently held in irrevocable trusts and of which Mr. Grant disclaims beneficial ownership.

(8)	Includes 137,132 shares held by Valley View Capital Corp. Retirement Savings Trust for the benefit of Mr. Hegi, 24,252 shares held by the F.B. Hegi Trust of which Mr. Hegi is the beneficiary, and 44,134 shares held directly by Mr. Hegi. Includes 12,000 shares that may be acquired upon exercise of options.

(9)	Includes 471,036 shares held by Hunt Capital Partners, L.P. of which Mr. Holland is President and Chief Executive Officer. Also includes 12,000 shares that may be acquired upon exercise of options that are issued in the name of Hunt Capital Group, LLC.

(10)	Includes 103,600 shares held by Mr. Hultgren and Rose M. Hultgren, his wife, as tenants in common, 6,400 shares held by Mr. Hultgren and 52,000 shares that may be acquired upon exercise of options.

(11)	Includes 202,918 shares held by G & M Partners Ltd., of which Mr. Jones is the Managing General Partner, 28,130 shares held directly by Mr. Jones, and 40,000 shares that may be acquired upon exercise of options.

(12)	Includes 152,198 shares held by The Makel Family Partnership, 1995, Ltd. of which Mr. Makel is the General Partner, 23,002 shares held by Mr. Makel, and 12,000 shares that may be acquired upon the exercise of options.

(13)	Includes 37,500 shares held directly by Mr. McAllister and 12,000 shares that may be acquired upon the exercise of options.

(14)	Includes 208,218 shares held by T&LRM Family Partnership Ltd. Mr. Mitchell is the Chief Executive Officer of PBA Development, Inc., which is the general partner of T&LRM. Also includes 12,000 shares that may be acquired upon exercise of options.

(15)	Includes 57,143 shares of preferred stock that are immediately convertible into 114,286 shares of common stock.

(16)	Includes 40,000 shares held by Mr. Rosenberg and 12,000 shares that may be acquired upon exercise of options.

(17)	Includes 237,732 shares held by Snyder Alternative Investments, L.P., of which Snyder Operating Company LLC is the general partner. Mr. Snyder is the President of Snyder Operating Company LLC. Also includes 50,000 shares of preferred stock, which is immediately convertible into 100,000 shares of common stock, held by the NTS/ JCS Charitable Remainder Unitrust, of which Mr. Snyder is the trustee, and 12,000 shares that may be acquired upon exercise of options. Also includes 30,000 shares of preferred stock, which is immediately convertible into 60,000 shares of common stock, held by the Nancy and John Snyder Foundation. Mr. Snyder disclaims beneficial ownership of the shares held by the Nancy and John Snyder Foundation.

(18)	Includes 71,428 shares of preferred stock that are immediately convertible into 142,856 shares of common stock and 12,000 shares that may be acquired upon exercise of options.

(19)	Includes 57,142 shares of preferred stock that are immediately convertible into 114,284 shares of common stock.

(20)	Includes 28,218 shares held by Mr. Thompson, 32,040 shares held by Big T Investments, of which Mr. Thompson is the principal, and 64,080 shares held by J. Cleo Thompson Life Estate Trust, of which Mr. Thompson is the beneficiary. Also includes 16,020 shares of common stock that are held by the Jean Christine Thompson Trust II and of which Mr. Thompson disclaims beneficial ownership and 20,000 shares of preferred stock that are immediately convertible into 40,000 shares of common stock.

(21)	Includes 13,794 shares held by Mr. Turpin, 27,586 shares held by Windermere LP, an entity of which Mr. Turpin can be deemed a controlling person, and 137,932 shares held by LBJ Capital, L.P., an entity of which Mr. Turpin can be deemed a controlling person. Also includes 12,000 shares that may be acquired upon exercise of options.

(22)	Includes 57,143 shares of preferred stock that are immediately convertible into 114,286 shares of common stock.

SELLING STOCKHOLDERS

Beneficial Ownership

      The following table sets forth information with respect to the beneficial ownership of our common stock (voting and non-voting) held, as of July 31, 2003, by, and the number of common shares being offered by, each stockholder who is selling shares in this offering. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, to our knowledge, the selling stockholder has sole voting and investment power as to the shares shown, subject to community property laws where applicable. The information set forth in the following table does not include shares which may be sold upon the exercise of the underwriters’ over-allotment option.

	Shares Beneficially Owned				Shares Beneficially Owned
	Before				After
	the Offering			Shares	the Offering
				Being
Name	Number		Percentage(1)	Offered	Number	Percentage(2)

3BK, LTD	14,000		*	6,099	7,901	*
Amarillo National Bancorp, Inc.	161,368		*	70,299	91,069	*
Ronald R. Antinori	16,000		*	6,970	9,030	*
Ernest Edward Beecherl	16,136		*	8,713	7,423	*
Louis A. Beecherl	76,684		*	26,139	50,545	*
L.A. Beecherl Trust	16,136		*	16,136	—	*
Stephen H. Berry & Margery H. Berry JTWROS	10,000		*	4,356	5,644	*
Randy Best	50,000		*	21,782	28,218	*
Booth & Co. fbo William T. Solomon	20,180		*	17,583	2,597	*
Bosque Foundation	32,274		*	28,120	4,154	*
H.E. Bowerman Trust	30,256		*	26,362	3,894	*
Cardinal Crest Partners c/o Tom Davidson	32,260		*	14,054	18,206	*
John D. Carreker, Jr.	16,000		*	16,000	—	*
Carsam TCB Partners	13,792		*	13,792	—	*
Donald J. Carty	40,000		*	17,426	22,574	*
Chilton Family Trust, dtd 8/8/97	121,026		*	53,171	67,855	*
Elaine Cigler	10,000		*	10,000	—	*
Collins Capital One, L.L.C.	160,218		*	139,595	20,623	*
George Fulton Collins, IV 1990 Trust	80,110		*	69,799	10,311	*
Collmer Semiconductor, Inc.	40,338		*	34,851	5,487	*
Corom Pty Ltd. c/o John J. Cowin	40,000		*	17,426	22,574	*
Cotton Creek Investment Co., Ltd.	17,000	(3)	*	12,198	4,802	*
Ben Crenshaw Retirement Account c/o Scott Sayers, TTEE	20,000		*	13,069	6,931	*
Ben Crenshaw	10,000		*	6,535	3,465	*
Dallas Semiconductor Corporation	160,000		*	87,128	72,872	*
Decherd Foundation	32,000		*	13,941	18,059	*
Robert W. Decherd	16,000		*	6,970	9,030	*
Denno Family Limited Partnership	19,792	(4)	*	4,356	15,436	*
Dependable Investments	15,000		*	4,356	10,644	*
Barry Donnell	100,684	(5)	*	684	100,000	*
Lanette G. Duperier(6)	40,000	(6)	*	10,891	29,109	*
Electronic Data Systems Corporation	322,664		1.67	281,132	41,532	*
J. A. Elkins, Jr.	40,306		*	17,559	22,747	*
Cynthia K. Engles	22,066		*	19,226	2,840	*
Gregg L. Engles	22,066	(7)	*	19,226	2,840	*
D. Jerrell Farr and Kathy S. Farr JTWROS	30,096		*	8,741	21,355	*
FCC as Custodian for James C. Chadwick IRA	16,700		*	7,842	8,858	*
R. Mark Fiedorek	12,000		*	12,000	—	*
Harry H. Frampton III	104,000		*	90,614	13,386	*
Franey-Langkop Family Trust	16,118		*	16,118	—	*
Jack D. Furst	40,334		*	17,571	22,763	*
Goff Moore Strategic Partners, L.P.	1,705,000	(8)	8.83	174,257	1,530,743	6.27
Greathouse Foundation	16,022		*	16,022	—	*
Greenbrier Group, Ltd.	10,000		*	6,970	3,030	*
Hall Phoenix/ Inwood, Ltd.	16,132		*	16,132	—	*
Jerry S. Harris	19,494	(9)	*	7,842	11,652	*
Thomas O. Hicks	160,986		*	69,703	91,283	*

	Shares Beneficially Owned				Shares Beneficially Owned
	Before				After
	the Offering			Shares	the Offering
				Being
Name	Number		Percentage(1)	Offered	Number	Percentage(2)

Higier Property Company, Ltd.	20,926		*	4,356	16,570	*
Leland Allen Hodges III	16,000		*	5,402	10,598	*
Leland A. Hodges, Jr.	12,000		*	5,228	6,772	*
Hortenstine Family Investments L.P.	440,000	(10)	2.27	95,493	344,507	1.41
Frank B. Houseman	16,136		*	6,970	9,166	*
Charles R. Hrdlicka	46,096	(11)	*	8,713	37,383	*
Hughes Family Partnership, L.P.; Robert W. Hughes, TTEE	20,000		*	17,426	2,574	*
Hunt Capital Partners, L.P.	483,036	(12)	2.50	174,257	308,779	1.26
Jays Twelve LLC	32,000		*	11,152	20,848	*
Melinda Gayle Jayson	12,164		*	2,614	9,550	*
Michael G. Jesselson 12/18/80 Trust	48,000		*	16,729	31,271	*
Ann & Stephen Kaufman Interests, Ltd.	16,000		*	6,970	9,030	*
KE’E Associates, L.P.	12,136		*	4,356	7,780	*
K I Holdings, Ltd.	20,166		*	8,713	11,453	*
Long Term Investors, Ltd.	24,146		*	5,355	18,791	*
Lutz Investments, L.P.	19,554		*	8,713	10,841	*
Makel Family Partnership, 1995, Ltd.	187,200	(13)	*	39,208	147,992	*
Gregory S. Marchbanks	13,794		*	13,794	—	*
W. W. McAllister III	49,500	(14)	*	4,792	44,708	*
Thomas Kerry McCarter	10,000	(15)	*	6,970	3,030	*
B. J. McCombs	16,218		*	16,218	—	*
Nick McFadin	10,000	(16)	*	4,356	5,644	*
McIntyre Asset Management, Ltd.	10,000		*	4,356	5,644	*
R. Drayton McLane, Jr.	497,542		2.58	433,500	64,042	*
Jerry M. Mills	100,000		*	43,564	56,436	*
Edward D. Jones & Co. C/ F Betty M. Montgomery IRA	16,000		*	6,970	9,030	*
Patricia Nowak Mooney	16,130		*	6,970	9,160	*
Moore Burrow Ltd.	28,000		*	17,077	10,923	*
Morrison Enterprises	436,950	(17)	2.25	76,141	360,809	1.48
Berry J. Mullennix	10,000	(18)	*	871	9,129	*
John R. Muse	40,000		*	34,851	5,149	*
James M. Nolan	20,180		*	6,970	13,210	*
Jeffrey S. Pace and Ellen C. Pace JTWROS	12,000		*	12,000	—	*
Robert B. Palmer	20,000		*	8,713	11,287	*
Timothy P. Peters	20,000	(19)	*	17,426	2,574	*
Scott Petty, Jr., Separate Property	20,000		*	8,713	11,287	*
Raymond G. Poindexter and Loretta G. Poindexter	20,000		*	8,713	11,287	*
Robert J. Potter	13,792		*	6,008	7,784	*
Querbes Family Partnership	34,200		*	7,145	27,055	*
Steven P. Rosenberg	52,000	(20)	*	10,455	41,545	*
Jeffrey P. Sangalis and Kathryn L. Sangalis JTWROS	38,584		*	10,891	27,693	*
Scott Sayers and Julie Sayers JTWROS	10,000		*	6,535	3,465	*
Scott Sayers SEP-IRA, Charles Schwab & Co., Inc. Custodian	10,000		*	6,535	3,465	*
Jay L. Schottenstein 1983 Revocable Trust #1	20,000		*	13,069	6,931	*
Jerome Schottenstein Subchapter S Trust #1	20,000		*	13,069	6,931	*
Jerome Schottenstein Subchapter S Trust #2	20,000		*	13,069	6,931	*
Jerome Schottenstein Subchapter S Trust #3	20,000		*	13,069	6,931	*
Michael Charles Seay	16,022		*	16,022	—	*
Stephen J. Sharp	16,000		*	6,970	9,030	*
The Sickels Trust Agreement DTD 7/22/99	16,000		*	5,228	10,772	*
Karl Singer	20,000		*	8,713	11,287	*
G. Stacy Smith	11,428	(21)	*	11,428	—	*
Thornton Tye Investments L.P.	20,012		*	8,723	11,289	*
John C. Tolleson	19,554		*	17,037	2,517	*
Kenneth Ronald Vance and Myrna Bess Vance JTWROS	10,066		*	4,356	5,710	*
Fenner R. Weller, Jr.	16,000		*	6,970	9,030	*

	Shares Beneficially Owned				Shares Beneficially Owned
	Before				After
	the Offering			Shares	the Offering
				Being
Name	Number		Percentage(1)	Offered	Number	Percentage(2)

E. Larry Wells	18,000	(22)	*	5,141	12,859	*
WES-TEX Drilling Company, L.P.	10,000	(23)	*	4,356	5,644	*
James R. Wikert	34,482		*	15,022	19,460	*
Michael T. Willis	32,030		*	27,907	4,123	*
J. McDonald Williams	20,010		*	17,434	2,576	*
Wood Limited Partnership	102,270	(24)	*	3,485	98,785	*
WSM-Texas Capital Investment Partnership	14,400		*	6,273	8,127	*
Yorkshire Securities Partnership	12,000		*	12,000	—	*
Manuel Zuniga	20,000		*	8,714	11,286	*

*	Denotes less than 1% of the outstanding shares of common stock

(1)	Percentage with respect to each person is calculated on the basis of 19,312,165 shares of common stock (voting and non-voting) outstanding as of July 31, 2003, plus the aggregate number of shares of common stock which such person has the right to acquire based on the exercise of options or conversion of preferred stock within 60 days after July 31, 2003.

(2)	Percentage with respect to each person is calculated on the basis of (a) 24,426,449 shares of common stock outstanding after the offering, which (i) assumes the conversion of the 1,057,142 shares of preferred stock outstanding into 2,114,284 shares of common stock, which we expect will occur automatically upon the consummation of the offering; and (ii) assumes no exercise of outstanding options, plus (b) the aggregate number of shares of common stock which such person has the right to acquire based on the exercise of options within 60 days of July 31, 2003.

(3)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.

(4)	Includes 3,000 shares of preferred stock which are immediately convertible into 6,000 shares of common stock.

(5)	Includes 10,000 shares of preferred stock which are immediately convertible into 20,000 shares of common stock.

(6)	Includes 9,989 shares of preferred stock which are immediately convertible into 19,978 shares of common stock.

(7)	Mr. Engles is a former director of TCBI.

(8)	Includes 691,733 shares of non-voting Series A-1 common stock which are convertible, subject to certain restrictions, into 691,733 shares of voting common stock.

(9)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of preferred stock.

(10)	Includes 209,398 shares held by Hortenstine Family Investments, L.P. of which Raleigh Hortenstine III, a former director and officer of TCBI, is the General Partner, 202 shares held by Hortenstine Liquidity Trust, of which Mr. Hortenstine is the trustee, 124,500 shares held by Mr. Hortenstine, 10,000 shares of preferred stock that are immediately convertible into 20,000 shares of common stock, and 85,900 shares that may be acquired upon the exercise of options.

(11)	Includes 26,000 shares that may be acquired upon the exercise of options. Mr. Hrdlicka was a former regional President of our bank in San Antonio.

(12)	Mr. James R. Holland, who is a director of TCBI and our bank, is the beneficial owner of 471,036 shares held by Hunt Capital Partners, L.P. of which Mr. Holland is President and Chief Executive Officer. Also includes 12,000 shares that may be acquired upon exercise of options that are issued in the name of Hunt Capital Group, LLC.

(13)	Mr. Larry Makel, who is a director of TCBI and our bank, is the beneficial owner of 152,198 shares held by The Makel Family Partnership, 1995, Ltd., of which Mr. Makel is the General Partner, 23,002 shares held directly by Mr. Makel and 12,000 shares that may be acquired upon exercise of options.

(14)	Mr. Walter W. (Bo) McAllister III, who is a director of TCBI and our bank, is the beneficial owner of 37,500 shares held directly by Mr. McAllister and 12,000 shares that may be acquired upon the exercise of options.

(15)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.

(16)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.

(17)	Includes 57,143 shares of preferred stock which are immediately convertible into 114,286 shares of common stock.

(18)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.

(19)	Includes 10,000 shares of preferred stock which are immediately convertible into 20,000 shares of common stock.

(20)	Mr. Steven Rosenberg, who is a director of TCBI and our bank, is the beneficial owner of 40,000 shares held directly by Mr. Rosenberg and 12,000 shares that may be acquired upon the exercise of options.

(21)	Includes 5,714 shares of preferred stock which are immediately convertible into 11,428 shares of common stock.

(22)	Includes 5,000 shares of preferred stock which are immediately convertible into in 10,000 shares of common stock.

(23)	Includes 5,000 shares of preferred stock which are immediately convertible into 10,000 shares of common stock.

(24)	Mr. Charles David Wood, who is a former director of TCBI and our bank is the beneficial owner of 94,110 shares held by Wood Limited Partnership, of which Mr. Wood is the General Partner, and 160 shares held directly by Mr. Wood. Includes 8,000 shares that may be acquired upon the exercise of options.

Material Relationships with Selling Stockholders

      Certain relationships with selling stockholders are described in the footnotes to the table listing the selling stockholders.

      In addition, certain members of our management may participate in the offering in the event that the underwriters exercise their over-allotment option. The following table sets forth information with respect to the beneficial ownership of our common stock as of July 31, 2003 of those officers who have indicated an interest to sell their shares in the offering, as well as the maximum number of shares of common stock being offered by the officers. None of the members of our management will sell their shares of common stock in the offering except in connection with any exercise of the over-allotment option by the underwriters. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, to our knowledge, the listed member of our management has sole voting and investment power as to the shares shown, subject to community property laws where applicable.

	Shares Beneficially Owned				Shares Beneficially Owned
	Before the Offering			Shares	After the Offering
				Being
Name	Number		Percentage(1)	Offered	Number		Percentage(2)

Vince A. Ackerson	200,038	(3)	1.03%	20,000	180,038	(3)	*
Executive Vice President of Texas Capital Bank — Line of Business, Corporate Banking
C. Keith Cargill	196,368	(4)	1.02%	20,000	176,368	(4)	*
Executive Vice President and Chief Lending Officer of Texas Capital Bank
David L. Cargill	179,450	(5)	*	20,000	159,450	(5)	*
Executive Vice President of Texas Capital Bank — Line of Business, Business Banking
Joseph M. (Jody) Grant	895,586	(6)	4.62%	25,000	870,586	(6)	3.56%
Chairman, Chief Executive Officer and Director
George F. Jones, Jr.	271,048	(7)	1.40%	40,000	231,048	(7)	*
Director, President and Chief Executive
Officer of Texas Capital Bank

*	Denotes less than 1% of the outstanding shares of common stock.

(1)	Percentage with respect to each person is calculated on the basis of 19,312,165 shares of common stock (voting and non-voting) outstanding as of July 31, 2003, plus the aggregate number of shares of common stock which such person has the right to acquire based on the exercise of options or conversion of preferred stock within 60 days after July 31, 2003.

(2)	Percentage with respect to each person is calculated on the basis of (a) 24,426,449 shares of common stock outstanding after the offering, which (i) assumes the conversion of the 1,057,142 shares of preferred stock outstanding into 2,114,284 shares of common stock, which we expect will occur automatically upon the consummation of the offering; and (ii) assumes no exercise of outstanding options, plus (b) the aggregate number of shares of common stock which such person has the right to acquire based on the exercise of options.

(3)	Includes 163,584 shares held by JAKS Partners, Ltd. of which Mr. Ackerson is the Managing Partner; 392 shares held by Mr. Ackerson; 8,062 shares held by Mr. Ackerson’s spouse; and 28,000 shares of common stock that may be acquired upon exercise of options.

(4)	Includes 392 shares held by Keith Cargill; 163,976 shares held by Cargill Lakes Partners, Ltd. Keith Cargill is the President of Cargill Lakes Partners’ general partner, Cargill Lakes, Inc.; and 32,000 shares of common stock that may be acquired upon the exercise of options.

(5)	Includes 151,450 shares of common stock held by Cargill Capital Partners, Ltd. of which David Cargill is the Managing Partner and 28,000 shares of common stock that may be acquired upon the exercise of options.

(6)	Includes 56,000 shares that may be acquired upon the exercise of options and 771,586 shares held by Mr. Grant. Also includes 68,000 shares which are currently held in irrevocable trusts and of which Mr. Grant disclaims beneficial ownership.

(7)	Includes 202,918 shares held by G &M Partners Ltd., of which Mr. Jones is the Managing General Partner; 28,130 shares held directly by Mr. Jones; and 40,000 shares that may be acquired upon exercise of options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Larry A. Makel, a member of our board of directors and our Corporate Secretary, is a partner in the law firm Patton Boggs LLP. We have retained Patton Boggs LLP on a regular basis to perform legal services, including acting as our counsel in connection with the offering.

      James R. Erwin, a member of our board of directors, is a partner of the consulting firm Erwin, Graves & Associates, LP. We have engaged Erwin, Graves & Associates, LP to provide consulting services to us in connection with the offering, for which Erwin, Graves & Associates, LP will receive a consulting fee equal to $85,000 ($30,000 of which was paid in 2002), plus reimbursement of out-of-pocket expenses.

      In June 2003, we committed to invest up to $500,000 in Blue Sage Investments, LP, a limited partnership approved as a Small Business Investment Company by the U.S. Small Business Administration. Blue Sage Investments may be considered to be an affiliate of Ian J. Turpin, a member of our board of directors.

      In June 2003, we relocated our Austin office to a building owned by a company that may be considered to be an affiliate of Ian Turpin, a member of our board of directors. The lease expense is approximately $213,000 annually.

      Affiliates of U.S. Bancorp Piper Jaffray and SunTrust Capital Markets, Inc., affiliates of each of whom beneficially own more than 5% of the outstanding shares of our preferred stock, are acting as underwriters in the offering.

      Sandler O’Neill & Partners, L.P. acted as placement agent with respect to our sale of $10,000,000 aggregate liquidation amount of Floating Rate Capital Securities issued by our Delaware statutory trust, Texas Capital Statutory Trust II, in April 2003. Sandler O’Neill & Partners, L.P. received fees in the amount of $200,000 for its services as placement agent. Sandler O’Neill & Partners, L.P. is acting as an underwriter in the offering.

      SunTrust Capital Markets, Inc. acted as placement agent with respect to our sale of $10,000,000 aggregate liquidation amount of Floating Rate Capital Securities issued by our Connecticut statutory trust, Texas Capital Bancshares Statutory Trust I, in November 2002. SunTrust Capital Markets, Inc. received fees in the amount of $250,000 for its services as placement agent. SunTrust Robinson Humphrey, an affiliate of SunTrust Capital Markets, Inc., is acting as an underwriter in the offering.

      We have made loans and extensions of credit to our directors, officers and their affiliates. These loans and extensions of credit were made in the ordinary course of business and, in accordance with federal regulations, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-affiliates of our company and did not involve more than the normal risk of collectibility or present other unfavorable features. All such loans or extensions of credit to such persons must be approved in advance by a majority of the disinterested members of our board of directors. At June 30, 2003, our loans outstanding to our officers, directors and their respective affiliates totaled $9.7 million, or 7.3% of our stockholders’ equity.

      We have entered into indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in our certificate of incorporation, bylaws or under Delaware law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers. These indemnification agreements also may require us to advance any expenses incurred by our directors or officers as a result of any proceeding against them as to which they could be indemnified. As of the date of this filing, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification. We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in certain circumstances.

RECENT OFFERINGS OF TRUST SECURITIES

      In November 2002 and April 2003, we completed the private placement of $20,000,000 aggregate liquidation amount of Floating Rate Capital Securities issued by two statutory trust subsidiaries. The proceeds of these sales were invested in our Floating Rate Junior Subordinated Debt Securities. For more information on the material terms of the Floating Rate Capital Securities and the Floating Rate Junior Subordinated Debt Securities, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

DESCRIPTION OF OUR CAPITAL STOCK

Common Stock

      As of July 31, 2003, there were 100 million authorized shares of common stock, of which 19,312,165 shares were issued and outstanding. Of the outstanding shares of common stock, 691,733 shares consist of Series A-1 Nonvoting Common Stock and 18,620,432 shares consist of our voting common stock. Each holder of our voting common stock is entitled to one vote for each share held on all matters with respect to which the holders of our common stock are entitled to vote. The holder of all 691,733 shares of our Series A-1 Nonvoting Common Stock may elect to convert some or all of those shares into shares of our voting common stock so long as the conversion would not increase the holder’s ownership of voting common stock to more than 4.9% of our fully diluted common stock. Our common stock has no preemptive or conversion rights and is not subject to redemption. Holders of our common stock are not entitled to cumulative voting in the election of directors. In the event of dissolution or liquidation, after payment of all creditors, the holders of our common stock (subject to the prior rights of the holders of any outstanding preferred stock) will be entitled to receive pro rata any assets distributable to stockholders in respect of the number of shares held by them.

Convertible Preferred Stock

      We have 10 million authorized shares of preferred stock. As of July 31, 2003, there were 1,057,142 shares of our 6.0% Series A Convertible Preferred Stock issued and outstanding. At the option of each holder of preferred stock or upon the occurrence of certain specified events as set forth in our certificate of incorporation, each share of preferred stock is convertible into two shares of our common stock, subject to adjustment for certain dividends, forward and reverse stock splits and issuances by reclassification. We expect that all 1,057,142 shares of preferred stock outstanding will be converted automatically into 2,114,284 shares of common stock upon the consummation of the offering.

Anti-Takeover Considerations and Special Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

      Certificate of Incorporation and Bylaws. A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions such as those that require advance notice for nominations of directors and for stockholder proposals and that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may have an anti-takeover effect by discouraging takeover attempts not first approved by our board of directors, including takeovers which may be considered by some of our stockholders to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. Such provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be viewed by our stockholders as beneficial to their interests. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be viewed by our stockholders as beneficial to their interests, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

      Preferred Stock. Our board of directors may from time to time authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law and the rules of the Nasdaq National Market, if applicable, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

      One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of common stock.

      Meetings of Stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called by our president, or by our president or secretary upon written request by a majority of our board of directors or at the request in writing of stockholders of record owning at least 10% of all shares issued and outstanding and entitled to vote at the meeting.

      Advance Notice Provisions. Our bylaws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies us of its intention a specified number of days in advance of the meeting and furnishes to us certain information regarding itself and the intended nominee. Our bylaws also require a stockholder to provide to our secretary advance notice of business to be brought by such stockholder before any annual or special meeting of our stockholders, as well as certain information regarding the stockholder and any material interest the stockholder may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.

      Filling of Board Vacancies; Removal. Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by the stockholders may be filled by the affirmative vote of a majority of our directors then in office. Each such director will hold office until the next election of directors, and until such director’s successor is elected and qualified, or until the director’s earlier death, resignation or removal.

      Amendment of the Bylaws. Our bylaws may be altered, amended, repealed or replaced by our board of directors or our stockholders at any annual or regular meeting, or at any special meeting if notice of the alteration, amendment, repeal or replacement is given in the notice of the meeting.

      Delaware Anti-Takeover Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets. However the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

      This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law.

      Our certificate of incorporation and bylaws provide that:

•	we must indemnify our directors, officers, employees and agents to the fullest extent permitted by applicable law; and

•	we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

      We have obtained directors’ and officers’ insurance for our directors, officers and some employees for specified liabilities.

      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though an action of this kind, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, we believe that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Transfer Agent and Registrar

      SunTrust Banks, Inc. is the transfer agent and registrar for our common stock.

Listing

      Our common stock has been approved for listing on the Nasdaq National Market under the trading symbol “TCBI”.

IMPORTANT U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

      The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of common stock. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and pronouncements of the Internal Revenue Service (the “IRS”) and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their specific circumstances, such as investors subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers and tax exempt organizations) or to persons that hold the common stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes or that have a functional currency other than the U.S. dollar or to employees of the company or to persons to whom property was or is transferred in connection with the performance of services, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their common stock as “capital assets” (generally, property held for investment) within the meaning of the Code. Each prospective investor is urged to consult its own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of the receipt, ownership, and disposition of the common stock.

U.S. Holders

      As used herein, the term “U.S. Holder” means a beneficial holder of common stock that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the U.S. (unless such person is not treated as a resident of the U.S. under an applicable bilateral income tax treaty), (ii) a corporation formed under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, the administration of which is subject to the primary supervision of a court within the U.S. and which has one or more U.S. persons with authority to control all substantial decisions. A “Non-U.S. Holder” means any holder of common stock other than a U.S. Holder or a foreign or domestic partnership.

      If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners for U.S. federal income tax purposes. A holder of common stock that is a partnership, and the partners in such partnership, should consult their individual tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock.

          Dividends

      As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” However, generally, for U.S. Holders, distributions with respect to the common stock will be treated as dividends to the extent of our current and accumulated earnings and profits as calculated for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to a U.S. Holder’s common stock exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the holder’s basis in the common stock, and thereafter as capital gain from the sale of the common stock. Under recently enacted legislation, if you are an individual, dividends paid on our common stock may be subject to reduced rates of taxation. However, individuals who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. You should consult your tax advisor regarding the application of the foregoing rules to your particular circumstances.

          Sale, Redemption or Other Taxable Disposition of Common Stock

      Upon a sale or other taxable disposition of common stock, a U.S. Holder generally will recognize capital gain (or loss) for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any other property received upon such sale or other taxable disposition and (ii) the holder’s adjusted tax basis in the common stock. Such gain or loss will be long-term capital gain or loss if the common stock has been held for more than one year at the time of disposition. Long-term capital gain recognized by non-corporate holders generally is taxed at preferential rates. The deductibility of net capital losses by individuals and corporations is subject to limitations.

          Information Reporting and Backup Withholding

      A U.S. Holder of common stock may be subject to “backup withholding” at a current rate of 28% with respect to certain “reportable payments,” including dividend payments and proceeds from the disposition of the common stock to or through a broker. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefore, (ii) fails to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or (iv) if the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Any amount withheld from a payment to a holder under the backup withholding rules is not an additional tax and is creditable against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

Non-U.S. Holders

      The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above). Special rules may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as certain U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Dividends

      As previously discussed, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event we do declare or pay cash dividends, however, dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the U.S. and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the Non-U.S. Holder, are not subject to the 30% withholding tax or treaty-reduced rate, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain IRS certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty.

      A Non-U.S. Holder of common stock who wishes to claim an exemption from, or reduction in, withholding under the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (a) complete IRS Form W-8BEN (or successor form) and certify under penalty of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations.

Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.

      A Non-U.S. Holder of common stock eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS on a timely basis.

          Sale, Redemption or Other Taxable Disposition of Common Stock

      Except as described below, and subject to the discussion concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the U.S., and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) we are or have been a U.S. real property holding corporation within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the Non-U.S. Holder’s holding period for the common stock.

      An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the U.S.). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We believe that we are not and do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are or become a U.S. real property holding corporation, then assuming our common stock is regularly traded on an established securities market, only a Non-U.S. Holder who holds or held (at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the Non-U.S. Holder’s holding period for the common stock) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock under these rules.

          Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of these information returns reporting also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provision of an applicable income tax treaty. Information reporting and backup withholding of U.S. federal income tax at a current rate of 28% generally may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is not a U.S. person or if we or our paying agent has actual knowledge that the payee is a U.S. person.

      The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker, foreign or domestic, will be subject to information reporting and possibly backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person generally will not be subject to backup withholding. However, if such broker is (i) a U.S. person, (ii) a “controlled foreign corporation” for U.S. tax purposes, (iii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a U.S. trade or business or (iv) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury regulations under the Code) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge or reason to know that the payee is a U.S. Holder.

      Any amounts withheld under the backup withholding rules are not an additional tax and may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability if the required information is furnished to the IRS.

      THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND SHOULD NOT BE CONSTRUED AS TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

      Upon the completion of this offering, we will have 24,426,449 shares of our common stock issued and outstanding, assuming no exercise of outstanding options. Of the outstanding shares, approximately 10.5 million shares, including the shares sold in this offering, will be freely tradable immediately following the offering or, in the case of approximately 9.7 million shares, upon the expiration or termination of the lock up agreements described below. The remainder of our shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which is summarized below.

Lock-Up Agreements

      We, and our officers, directors, the selling stockholders and certain other significant stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for a period beginning on the date of the applicable lock-up agreement or the date of this prospectus and ending 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters. Following the offering, approximately 13.0 million shares will be subject to these lock-up agreements.

Rule 144

      In general, under Rule 144, a person, or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year following the date of the acquisition of such shares from the issuer or an affiliate of the issuer would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

      Sales under Rule 144 are subject to certain manner of sale provisions and notice requirements and the availability of current public information about us.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years following the date of the acquisition of such shares from the issuer or an affiliate of the issuer, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, shares eligible to be sold under Rule 144(k) may be sold immediately upon the completion of the offering.

UNDERWRITING

      Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., U.S. Bancorp Piper Jaffray Inc., SunTrust Capital Markets, Inc. and Sandler O’Neill & Partners, L.P. are acting as representatives, has agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Number of
Underwriters	Shares

Lehman Brothers Inc.	3,047,000
U.S. Bancorp Piper Jaffray Inc.	1,246,500
SunTrust Capital Markets, Inc.	623,250
Sandler O’Neill & Partners, L.P.	623,250
Fahnestock & Co. Inc.	60,000
Fidelity Capital Markets, a division of National Financial Services, LLC	60,000
RBC Dain Rauscher Inc.	60,000
Stephens Inc.	60,000
Stifel, Nicolaus & Company, Incorporated	60,000
Fechtor, Detwiler & Co., Inc.	40,000
Fox-Pitt, Kelton Inc.	40,000
Morgan Keegan & Company, Inc.	40,000
Sanders Morris Harris Inc.	40,000

Total	6,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase our common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include that:

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $0.47 per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay. The underwriting discounts and commissions are equal to the public offering price per share, less the amount paid to us or the selling stockholders, as the case may be, per share.

	Total

		Without Over-	With Over-
	Per Share	Allotment	Allotment

Paid by us (before expenses)	$0.77	$2,310,000	$2,531,009
Paid by the selling stockholders (before expenses)	$0.77	$2,310,000	$2,781,991

      We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting fees, but excluding underwriting discounts and commissions, will be approximately $487,000. We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions applicable to the shares they are selling.

Over-Allotment Option

      We and certain of the selling stockholders have granted to the underwriters an option to purchase up to an aggregate of 900,000 shares of common stock, exercisable to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

Lock-Up Agreements

      We and our officers, directors, the selling stockholders and certain other significant stockholders have agreed that, without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters, we and they will not, directly or indirectly, offer, sell or dispose of any common stock or any securities which may be converted into or exchanged for any common stock for a period beginning on the date of the applicable lock-up agreement or the date of this prospectus and ending 180 days from the date of this prospectus.

Offering Price Determination

      Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities. We have further agreed to indemnify the underwriters against liabilities related to the directed share program referred to below, including liabilities under the Securities Act.

Stabilization, Short Positions and Penalty Bids

      The representatives may engage in over-allotment, stabilizing transactions, syndicate short covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•	Syndicate short covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Listing

      Our common stock has been approved for listing on the Nasdaq National Market under the symbol “TCBI.” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the Nasdaq National Market listing requirements.

Offers and Sales in Canada

      This prospectus is not, and under no circumstances is it to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus or prospectus supplement with the relevant Canadian securities regulations and only by a registered dealer or, alternatively pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

Stamp Taxes

      If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price on the cover of this prospectus.

Directed Share Program

      At our request, the underwriters have reserved up to 500,000 shares, or approximately 8.3% of our common stock offered by this prospectus, for sale under a directed share program to specified business associates of ours. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering.

Discretionary Sales

      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of our common stock offered by them.

Electronic Distribution

      A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as an underwriter or a selling group member and should not be relied upon by investors.

Other

      Some of the underwriters or their affiliates have provided investment banking and financial advisory services for us from time to time for which they have received customary fees and reimbursements of expenses and may in the future provide additional services for which it is anticipated they will receive compensation. Affiliates of U.S. Bancorp Piper Jaffray Inc. and SunTrust Capital Markets, Inc. own shares of our preferred stock, as described under “Principal Stockholders.”

      We have engaged Erwin, Graves & Associates, LP to provide consulting services to us in connection with the offering. Erwin, Graves & Associates, LP will receive a consulting fee equal to $85,000 ($30,000 of which was paid in 2002) plus reimbursement of out-of-pocket expenses for these services.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Patton Boggs LLP, Dallas, Texas. Certain legal matters in connection with shares of common stock offered in this prospectus will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

      We have retained Patton Boggs LLP on a regular basis to perform legal services for us, including acting as our counsel in connection with the offering. Larry A. Makel, a member of our board of directors, is a partner in the law firm Patton Boggs LLP. As of July 31, 2003, partners of Patton Boggs LLP beneficially own, in the aggregate, 229,584 shares, or 1.19%, of our issued and outstanding common stock as of July 31, 2003, not including 2,114,284 shares of common stock issuable upon conversion of the 1,057,142 shares of our preferred stock outstanding as of such date.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 and the six-month period ended June 30, 2002, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act for the common stock sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the accompanying exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may be obtained at prescribed rates from the Public Reference Room of the Securities and Exchange Commission Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents that we have previously filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

•	our annual report on Form 10-K for the year ended December 31, 2002;

•	our definitive proxy statement filed on April 18, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2003; and

•	our current reports on Form 8-K filed on March 21, 2003, April 23, 2003 and June 12, 2003.

      All documents filed by us pursuant to Section 13(a), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this prospectus or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

      We will provide without charge to each person to whom this prospectus is delivered, upon request, a copy of any documents incorporated into this prospectus by reference. Requests for copies of such documents should be directed to Texas Capital Bancshares, Inc., 2100 McKinney Avenue, Suite 900, Dallas, Texas 75201, telephone (214) 932-6600, Attention: Investor Relations.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Reference

Consolidated Financial Statements
Report of Independent Auditors	F-2
Consolidated Balance Sheets — June 30, 2003 (unaudited), December 31, 2002 and December 31, 2001	F-3
Consolidated Statements of Operations — Six months ended June 30, 2003 (unaudited) and 2002 and years ended December 31, 2002, 2001 and 2000	F-4
Consolidated Statements of Changes in Stockholders’ Equity — Six months ended June 30, 2003 (unaudited) and years ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statements of Cash Flows — Six months ended June 30, 2003 (unaudited) and 2002 and years ended December 31, 2002, 2001 and 2000	F-6
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors

Texas Capital Bancshares, Inc.

      We have audited the accompanying consolidated balance sheets of Texas Capital Bancshares, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2002 and the six month period ended June 30, 2002 and the changes in stockholders’ equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Capital Bancshares, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 and the six month period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Dallas, Texas

February 21, 2003

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands except share data)

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)
ASSETS
Cash and due from banks	$65,145	$88,744	$44,260
Federal funds sold	470	—	12,360
Securities, available-for-sale	649,522	553,169	206,365
Loans, net	1,073,392	988,019	841,907
Loans held for sale	157,176	116,106	43,764
Premises and equipment, net	3,581	3,829	4,950
Accrued interest receivable and other assets	52,416	41,919	9,677
Goodwill, net	1,496	1,496	1,496

Total assets	$2,003,198	$1,793,282	$1,164,779

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$330,015	$238,873	$136,266
Interest bearing	1,010,307	957,662	749,811

	1,340,322	1,196,535	886,077
Accrued interest payable	3,393	3,826	2,848
Other liabilities	4,348	8,485	5,897
Federal funds purchased	156,194	83,629	76,699
Repurchase agreements	293,272	302,083	76,986
Other borrowings	53,501	63,748	9,913
Long-term debt	20,000	10,000	—

Total liabilities	1,871,030	1,668,306	1,058,420
Commitments and contingencies
Stockholders’ equity:
Series A convertible preferred stock, $.01 par value, 6%:
Authorized shares — 10,000,000
Issued shares — 1,057,142, 1,057,142 and 753,301 at June 30, 2003, December 31, 2002 and 2001, respectively	11	11	8
Common stock, $.01 par value:
Authorized shares — 100,000,000
Issued shares — 18,577,704, 18,500,812 and 18,400,310 at June 30, 2003, December 31, 2002 and 2001, respectively	185	185	184
Series A-1 non-voting common stock, $.01 par value:
Issued shares — 691,733, 695,516 and 741,392 at June 30, 2003, December 31, 2002 and 2001, respectively	7	7	7
Additional paid-in capital	131,801	131,881	127,378
Accumulated deficit	(6,459)	(13,347)	(20,690)
Treasury stock (shares at cost: 97,246, 97,246 and 87,516 at June 30, 2003, December 31, 2002 and 2001, respectively)	(668)	(668)	(594)
Deferred compensation	573	573	573
Accumulated other comprehensive income (loss)	6,718	6,334	(507)

Total stockholders’ equity	132,168	124,976	106,359

Total liabilities and stockholders’ equity	$2,003,198	$1,793,282	$1,164,779

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share data)

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Interest income:
Interest and fees on loans	$30,677	$25,326	$54,387	$59,236	$40,282
Securities	10,685	6,505	15,484	10,760	13,608
Federal funds sold	130	179	243	580	1,778
Deposits in other banks	7	3	28	18	101

Total interest income	41,499	32,013	70,142	70,594	55,769
Interest expense:
Deposits	10,979	10,033	21,223	31,759	31,703
Federal funds purchased	909	743	1,540	2,107	485
Other borrowings	4,825	1,629	5,068	1,673	742
Long-term debt	380	—	65	—	—

Total interest expense	17,093	12,405	27,896	35,539	32,930

Net interest income	24,406	19,608	42,246	35,055	22,839
Provision for loan losses	2,850	1,979	5,629	5,762	6,135

Net interest income after provision for loan losses	21,556	17,629	36,617	29,293	16,704
Non-interest income:
Service charges on deposit accounts	1,740	1,345	2,772	1,857	487
Trust fee income	587	492	987	826	574
Gains on sale of securities	686	—	1,375	1,902	19
Cash processing fees	973	993	993	—	—
Bank owned life insurance (BOLI) income	842	—	660	—	—
Mortgage warehouse fees	703	255	693	291	4
Other	614	571	1,145	1,107	873

Total non-interest income	6,145	3,656	8,625	5,983	1,957
Non-interest expense:
Salaries and employee benefits	11,236	8,329	16,757	15,033	15,330
Net occupancy expense	2,386	2,553	5,001	4,795	4,122
Advertising and affinity payments	392	562	1,236	278	4,182
Legal and professional	1,509	1,451	3,038	1,898	2,823
Communications and data processing	1,456	1,400	2,839	2,930	1,804
Franchise taxes	74	47	108	120	145
IPO expenses	—	—	1,190	—	—
Repurchase agreement penalties	6,262	—	—	—	—
Other	2,964	2,438	5,201	4,378	6,752

Total non-interest expense	26,279	16,780	35,370	29,432	35,158

Income (loss) before income taxes	1,422	4,505	9,872	5,844	(16,497)
Income tax expense (benefit)	(5,466)	1,128	2,529	—	—

Net income (loss)	6,888	3,377	7,343	5,844	(16,497)
Preferred stock dividends	(550)	(537)	(1,097)	(26)	—

Income (loss) available to common stockholders	$6,338	$2,840	$6,246	$5,818	$(16,497)

Income (loss) per share:
Basic	$.33	$.15	$.33	$.31	$(.95)

Diluted	$.32	$.15	$.32	$.30	$(.95)

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In thousands except share data)

					Series A-1
	Series A Convertible				Non-Voting
	Preferred Stock		Common Stock		Common Stock		Additional
							Paid-in
	Shares	Amount	Shares	Amount	Shares	Amount	Capital

Balance at December 31, 1999	—	$—	14,519,040	$145	853,388	$9	$86,840
Comprehensive income (loss):
Net loss	—	—	—	—	—	—	—
Change in unrealized loss on available-for-sale securities, net of reclassification amount of $19	—	—	—	—	—	—	—
Total comprehensive income (loss)
Stock issued	—	—	3,743,422	37	—	—	27,036
Transfers	—	—	41,132	1	(41,132)	(1)	—
Purchase of treasury stock	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	—	—	—
Deferred compensation arrangement	—	—	—	—	—	—	—

Balance at December 31, 2000	—	—	18,303,594	183	812,256	8	113,876
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—
Change in unrealized loss on available-for-sale securities, net of reclassification amount of $1,902	—	—	—	—	—	—	—
Total comprehensive income
Sale of Series A convertible preferred stock	753,301	8	—	—	—	—	13,175
Sale of common stock	—	—	25,852	—	—	—	159
Preferred dividends payable	—	—	—	—	—	—	(26)
Transfers	—	—	70,864	1	(70,864)	(1)	—
Purchase of treasury stock	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	—	—	194

Balance at December 31, 2001	753,301	8	18,400,310	184	741,392	7	127,378
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—
Change in unrealized gain on available-for-sale securities, net of taxes of $3,683, net of reclassification amount of $1,375	—	—	—	—	—	—	—
Total comprehensive income
Sale of Series A convertible preferred stock	303,841	3	—	—	—	—	5,247
Sale of common stock	—	—	54,626	1	—		350
Preferred dividends	—	—	—	—	—	—	(1,097)
Transfers	—	—	45,876	—	(45,876)	—	—
Purchase of treasury stock	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	—	—	—	3

Balance at December 31, 2002	1,057,142	11	18,500,812	185	695,516	7	131,881
Net income (unaudited)	—	—	—	—	—	—	—
Change in unrealized gain on available-for-sale securities, net of taxes of $206, net of reclassification amount of $686 (unaudited)	—	—	—	—	—	—	—
Total comprehensive income (unaudited)
Sale of common stock (unaudited)	—	—	73,109	—	—	—	470
Preferred dividend (unaudited)	—	—	—	—	—	—	(550)
Transfers (unaudited)	—	—	3,783	—	(3,783)	—	—

Balance at June 30, 2003 (unaudited)	1,057,142	$11	18,577,704	$185	691,733	$7	$131,801

[Additional columns below]

[Continued from above table, first column(s) repeated]

					Accumulated
		Treasury Stock			Other
	Accumulated			Deferred	Comprehensive
	Deficit	Shares	Amount	Compensation	Income (Loss)	Total

Balance at December 31, 1999	$(10,037)	(185,056)	$(1,169)	$322	$(3,198)	$72,912
Comprehensive income (loss):
Net loss	(16,497)	—	—	—	—	(16,497)
Change in unrealized loss on available-for-sale securities, net of reclassification amount of $19	—	—	—	—	2,716	2,716

Total comprehensive income (loss)						(13,781)
Stock issued	—	—	—	—	—	27,073
Transfers	—	—	—	—	—	—
Purchase of treasury stock	—	(23,112)	(144)	—	—	(144)
Sale of treasury stock	—	22,000	137	—	—	137
Deferred compensation arrangement	—	(34,660)	(251)	251	—	—

Balance at December 31, 2000	(26,534)	(220,828)	(1,427)	573	(482)	86,197
Comprehensive income (loss):
Net income	5,844	—	—	—	—	5,844
Change in unrealized loss on available-for-sale securities, net of reclassification amount of $1,902	—	—	—	—	(25)	(25)

Total comprehensive income						5,819
Sale of Series A convertible preferred stock	—	—	—	—	—	13,183
Sale of common stock	—	—	—	—	—	159
Preferred dividends payable	—	—	—	—	—	(26)
Transfers	—	—	—	—	—	—
Purchase of treasury stock	—	(70,670)	(452)	—	—	(452)
Sale of treasury stock	—	203,982	1,285	—	—	1,479

Balance at December 31, 2001	(20,690)	(87,516)	(594)	573	(507)	106,359
Comprehensive income (loss):
Net income	7,343	—	—	—	—	7,343
Change in unrealized gain on available-for-sale securities, net of taxes of $3,683, net of reclassification amount of $1,375	—	—	—	—	6,841	6,841

Total comprehensive income						14,184
Sale of Series A convertible preferred stock	—	—	—	—	—	5,250
Sale of common stock	—	—	—	—	—	351
Preferred dividends	—	—	—	—	—	(1,097)
Transfers	—	—	—	—	—	—
Purchase of treasury stock	—	(14,144)	(103)	—	—	(103)
Sale of treasury stock	—	4,414	29	—	—	32

Balance at December 31, 2002	(13,347)	(97,246)	(668)	573	6,334	124,976
Net income (unaudited)	6,888	—	—	—	—	6,888
Change in unrealized gain on available-for-sale securities, net of taxes of $206, net of reclassification amount of $686 (unaudited)	—	—	—	—	384	384

Total comprehensive income (unaudited)						7,272
Sale of common stock (unaudited)	—	—	—	—	—	470
Preferred dividend (unaudited)	—	—	—	—	—	(550)
Transfers (unaudited)	—	—	—	—	—	—

Balance at June 30, 2003 (unaudited)	$(6,459)	(97,246)	$(668)	$573	$6,718	$132,168

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Operating activities
Net income (loss)	$6,888	$3,377	$7,343	$5,844	$(16,497)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	2,850	1,979	5,629	5,762	6,135
Depreciation and amortization	710	887	1,721	1,922	1,599
Amortization and accretion on securities	4,580	699	2,696	386	(418)
Bank owned life insurance (BOLI) income	(842)	—	(735)	—	—
Gains on sale of securities	(686)	—	(1,375)	(1,902)	(19)
Loss on sale of assets	—	—	—	12	—
Originations of loans held for sale	(1,152,374)	(421,442)	(1,192,981)	(607,318)	—
Proceeds from sales of loans held for sale	1,111,305	427,380	1,120,639	564,900	—
Impact of reversing valuation allowance	(5,929)	—	—	—	—
Changes in operating assets and liabilities:
Accrued interest receivable and other assets	(3,674)	(242)	(5,992)	459	(5,465)
Accrued interest payable and other liabilities	(4,499)	(2,722)	(371)	(69)	6,456

Net cash provided by (used in) operating activities	(41,671)	9,916	(63,426)	(30,004)	(8,209)
Investing activities
Purchases of available-for-sale securities	(304,700)	(91,439)	(485,930)	(259,571)	(146,124)
Proceeds from sales of available-for-sale securities	42,914	—	41,471	142,250	110,498
Maturities and calls of available-for-sale securities	6,900	2,900	6,500	68,195	—
Purchase of held-to-maturity securities	—	—	—	—	(28,226)
Principal payments received on securities	154,955	29,628	100,357	57,570	18,096
Net increase in loans	(88,366)	(50,932)	(152,613)	(232,064)	(398,291)
Purchase of premises and equipment, net	(371)	(223)	(242)	(648)	(3,175)
Purchase of BOLI	—	—	(25,000)	—	—

Net cash used in investing activities	(188,668)	(110,066)	(515,457)	(224,268)	(447,222)

TEXAS CAPITAL BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(In thousands)

	Six Months Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Financing activities
Net increase in checking, money market and savings accounts	124,009	9,024	128,609	52,411	313,025
Net increase in certificates of deposit	19,778	85,196	181,849	38,809	194,764
Sale of common stock	470	104	351	159	27,073
Issuance of long-term debt	10,000	—	10,000	—	—
Net other borrowings	(19,058)	15,543	278,932	79,838	(39,206)
Net federal funds purchased	72,565	(24,612)	6,930	65,174	11,525
Sale of preferred stock	—	5,250	5,250	13,183	—
(Purchase) sale of treasury stock, net	—	(53)	(71)	1,027	(7)
Dividends paid	(554)	(563)	(843)	—	—

Net cash provided by financing activities	207,210	89,889	611,007	250,601	507,174

Net increase (decrease) in cash and cash equivalents	(23,129)	(10,261)	32,124	(3,671)	51,743
Cash and cash equivalents, beginning of period	88,744	56,620	56,620	60,291	8,548

Cash and cash equivalents, end of period	$65,615	$46,359	$88,744	$56,620	$60,291

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$17,526	$12,211	$26,918	$36,344	$30,535
Cash paid during the period for income taxes	5,720	—	1,450	—	—
Non-cash transactions:
Transfers from loans/leases to other repossessed assets	52	173	515	—	—
Transfers from loans/leases to premises and equipment	91	148	358	—	—

See accompanying notes.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations and Summary of Significant Accounting Policies

Organization and Nature of Business

      Texas Capital Bancshares, Inc. (Texas Capital Bancshares or the Company), a Delaware bank holding company, was incorporated in November 1996 and commenced operations in March 1998. The consolidated financial statements of the Company include the accounts of Texas Capital Bancshares, Inc. and its wholly-owned subsidiary, Texas Capital Bank, National Association (the Bank). The Bank was formed on December 18, 1998 through the acquisition of Resource Bank, National Association (Resource Bank). The Company owns all of the outstanding common securities of Texas Capital Bancshares Statutory Trust I and Texas Capital Bancshares Statutory Trust II, both of which are Connecticut business trusts. All significant intercompany accounts and transactions have been eliminated upon consolidation.

      All business is conducted through the Bank. BankDirect, a division of the Bank, provides online banking services through the Internet. The Bank currently provides commercial banking services to its customers in Texas. The Bank concentrates on middle market commercial and high net worth customers, while BankDirect provides basic consumer banking services to Internet users.

      Amounts and disclosures have been adjusted to reflect a one-for-one stock dividend which was declared on July 30, 2002, and which was paid by September 16, 2002, pursuant to which each stockholder received one additional share of common stock for each share of common stock owned as of July 30, 2002.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

      Cash equivalents include amounts due from banks and federal funds sold.

Securities

      Securities are classified as trading, available-for-sale or held-to-maturity. Management classifies securities at the time of purchase and re-assesses such designation at each balance sheet date; however, transfers between categories from this re-assessment are rare.

Trading Account

      Securities acquired for resale in anticipation of short-term market movements are classified as trading, with realized and unrealized gains and losses recognized in income. To date, the Company has not had any activity in its trading account.

Held-to-Maturity and Available-for-Sale

      Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Debt securities not classified as held-to-maturity or trading and marketable equity securities not classified as trading are classified as available-for-sale.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Available-for-sale securities are stated at fair value, with the unrealized gains and losses reported in a separate component of accumulated other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from securities. Realized gains and losses and declines in value judged to be other-than-temporary are included in gain (loss) on sale of securities. The cost of securities sold is based on the specific identification method.

Loans

      Loans (which include financing leases) are either secured or unsecured based on the type of loan and the financial condition of the borrower. Repayment is generally expected from cash flows of borrowers. The Company is exposed to risk of loss on loans which may arise from any number of factors including problems within the respective industry of the borrower or from local economic conditions. Access to collateral, in the event of borrower default, is reasonably assured through adherence to applicable lending laws and through sound lending standards and credit review procedures.

      Loans are stated at the amount of unpaid principal reduced by deferred income (net of costs) and an allowance for loan losses. Interest on loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding. Loan origination fees, net of direct loan origination costs, and commitment fees, are deferred and amortized as an adjustment to yield over the life of the loan, or over the commitment period, as applicable.

      A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Reserves on impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the underlying collateral.

      The accrual of interest on loans is discontinued when it is considered impaired and/or there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on a cash basis as long as the remaining book balance of the asset is deemed to be collectible. If collectibility is questionable, then cash payments are applied to principal. A loan is placed back on accrual status when both principal and interest are current.

      Loans held for sale are carried at cost which approximates market.

Allowance for Loan Losses

      The allowance for loan losses is established through a provision for loan losses charged against income. The allowance for loan losses includes specific reserves for impaired loans and an estimate of losses inherent in the loan portfolio at the balance sheet date, but not yet identified with specific loans. Loans deemed to be uncollectible are charged against the allowance when management believes that the collectibility of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. Management’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral and current economic conditions.

Repossessed Assets

      Repossessed assets consist of collateral that has been repossessed. Collateral that has been repossessed is recorded at the lower of fair value less selling costs or the book value of the loan or lease prior to

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

repossession. Writedowns are provided for subsequent declines in value and are recorded in other non-interest expense.

Premises and Equipment

      Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Gains or losses on disposals of premises and equipment are included in results of operations.

Advertising, Website Development Costs, and Software

      Advertising costs are expensed as incurred. Costs incurred in connection with the initial website development are capitalized and amortized over a period not to exceed three years. Ongoing maintenance and enhancements of websites are expensed as incurred. Costs incurred in connection with development or purchase of internal use software are capitalized and amortized over a period not to exceed five years. Both website development and internal use software costs are included in other assets in the consolidated financial statements.

Intangible Assets

      Through December 31, 2001, the excess of cost over the fair value of net identifiable assets of businesses acquired (goodwill) was amortized on a straight-line basis over a period not in excess of 20 years. All intangible assets were evaluated annually or more often when economic conditions indicated an impairment might exist to determine recoverability of their carrying value. These conditions would include an ongoing negative performance history and a forecast of anticipated performance that was significantly below management’s initial expectation for the acquired entity. Impairment would have been determined based on the estimated discounted cash flows of the entity acquired over the remaining amortization period.

      In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, (Statement 141) and No. 142, Goodwill and Other Intangible Assets (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142, which was effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

      As of January 1, 2002, the Company ceased amortizing goodwill. The Company has tested goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 in the first quarter of 2002 and annual assessment as of October 1, and no impairment was indicated.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      For comparative purposes, the prior year results shown below have been adjusted to reflect the impact the change in accounting would have had if it had been adopted for the periods shown.

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands, except per share data)
Net income (loss):
As reported	$6,888	$3,377	$7,343	$5,844	$(16,497)
Amortization expense	—	—	—	125	125

Net income (loss) without amortization expense	$6,888	$3,377	$7,343	$5,969	$(16,372)

Basic income (loss) per share:
As reported	$0.33	$0.15	$0.33	$0.31	$(0.95)
Excluding amortization expense	0.33	0.15	0.33	0.31	(0.94)
Diluted income (loss) per share:
As reported	$0.32	$0.15	$0.32	$0.30	$(0.95)
Excluding amortization expense	0.32	0.15	0.32	0.31	(0.94)

Stock-Based Compensation

      At June 30, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 11. The Company accounts for this plan under the recognition and measurement principles of ABP Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands, except per share data)
Net income (loss):
Net income (loss) as reported	$6,888	$3,377	$7,343	$5,844	$(16,497)
Add: Total stock based employee compensation recorded	241	0	111	48	24
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards	(576)	(357)	(802)	(696)	(457)

Pro forma net income (loss)	$6,553	$3,020	$6,652	$5,196	$(16,930)

Basic income (loss) per share:
As reported	$0.33	$0.15	$.33	$.31	$(.95)
Pro forma	0.31	0.13	.29	.27	(.97)
Diluted income (loss) per share:
As reported	$0.32	$0.15	$.32	$.30	$(.95)
Pro forma	0.30	0.13	.29	.27	(.97)

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The fair value of these options was estimated at the date of grant using a Black-Scholes value option pricing model with the following weighted average assumptions used for 2003, 2002, 2001 and 2000, respectively: a risk free interest rate of 2.95%, 4.46%, 4.85% and 6.50%, a dividend yield of 0%, a volatility factor of .196, .001, .001 and .055, and an estimated life of five years.

      The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

      See Note 11 for additional disclosures regarding stock-based compensation.

Accumulated Other Comprehensive Income (Loss)

      Unrealized gains or losses on the Company’s available-for-sale securities are included in accumulated other comprehensive income (loss).

Income Taxes

      The Company and its subsidiary file a consolidated federal income tax return. The Company utilizes the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon the difference between the values of the assets and liabilities as reflected in the financial statements and their related tax basis using enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. A valuation reserve is provided against deferred tax assets unless it is more likely than not that such deferred tax assets will be realized.

Reclassification

      Certain reclassifications have been made to the 2002, 2001 and 2000 consolidated financial statements to conform to the June 30, 2003 (unaudited) presentation.

2.	Securities

      The following is a summary of securities:

	June 30, 2003 (Unaudited)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
Available-for-Sale Securities:
U.S. Treasuries	$3,792	$1	$—	$3,793
Mortgage-backed securities	618,214	10,305	—	628,519
Other debt securities	4,994	—	—	4,994
Equity securities	12,188	28	—	12,216

	$639,188	$10,334	$—	$649,522

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2002

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
Available-for-Sale Securities:
U.S. Treasuries	$3,291	$—	$—	$3,291
Mortgage-backed securities	530,271	10,011	(2)	540,280
Equity securities	9,590	8	—	9,598

	$543,152	$10,019	$(2)	$553,169

	December 31, 2001

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value

	(In thousands)
Available-for-Sale Securities:
U.S. Treasuries	$1,298	$—	$(1)	$1,297
Mortgage-backed securities	199,060	925	(1,414)	198,571
Equity securities	6,514	—	(17)	6,497

	$206,872	$925	$(1,432)	$206,365

      Held-to-maturity securities with an amortized cost of $28,366,000 were transferred to available-for-sale effective January 1, 2001 in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities adoption. As of the date of the transfer, the securities had an unrealized gain of $173,000 and were recorded at an estimated fair value of $28,539,000.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The amortized cost and estimated fair value of securities are presented below by contractual maturity:

	June 30, 2003 (Unaudited)

	Less Than	One to Five	Five to Ten	After Ten
	One Year	Years	Years	Years	Total

	(In thousands)
Available-for-Sale Securities:
U.S. Treasuries:
Amortized cost	$3,792	$—	$—	$—	$3,792
Estimated fair value	3,793	—	—	—	3,793
Weighted average yield	.891%	—	—	—	.891%
Mortgage-backed securities:(1)
Amortized cost	—	837	65,342	552,035	618,214
Estimated fair value	—	859	66,024	561,636	628,519
Weighted average yield	—	5.813%	4.254%	4.607%	4.576%
Other debt:
Amortized cost	—	—	—	4,994	4,994
Estimated fair value	—	—	—	4,994	4,994
Weighted average yield	—	—	—	7.390%	7.390%
Equity securities:
Amortized cost	—	—	—	—	12,188
Estimated fair value	—	—	—	—	12,216

Total available-for-sale securities:
Amortized cost					$639,188

Estimated fair value					$649,522

	December 31, 2002

	Less Than	One to Five	Five to Ten	After Ten
	One Year	Years	Years	Years	Total

	(In thousands)
Available-for-Sale Securities:
U.S. Treasuries:
Amortized cost	$3,291	$—	$—	$—	$3,291
Estimated fair value	3,291	—	—	—	3,291
Weighted average yield	1.407%	—	—	—	1.407%
Mortgage-backed securities:(1)
Amortized cost	—	1,348	36,529	492,394	530,271
Estimated fair value	—	1,394	37,326	501,560	540,280
Weighted average yield	—	5.796%	5.013%	5.066%	5.064%
Equity securities:
Amortized cost					9,590
Estimated fair value					9,598

Total available-for-sale securities:
Amortized cost					$543,152

Estimated fair value					$553,169

(1)	Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Securities with carrying values of approximately $494,924,000, $509,034,000 and $182,503,000 were pledged to secure certain borrowings and deposits at June 30, 2003 (unaudited), December 31, 2002 and 2001, respectively. See Note 7 for discussion of securities securing borrowings. Of the pledged securities at June 30, 2003 (unaudited), December 31, 2002 and 2001, approximately $133,504,000, $150,939,000 and $63,800,000, respectively, were pledged for certain deposits.

3.	Loans and Allowance for Loan Losses

      Loans are summarized by category as follows (in thousands):

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)
Commercial	$550,359	$509,505	$402,302
Construction	212,722	172,451	180,115
Real estate	298,061	282,703	218,192
Consumer	19,564	24,195	25,054
Leases	13,912	17,546	34,552
Loans held for sale	157,176	116,106	43,764

	1,251,794	1,122,506	903,979
Deferred income (net of direct origination costs)	(3,952)	(3,843)	(5,710)
Allowance for loan losses	(17,274)	(14,538)	(12,598)

Loans, net	$1,230,568	$1,104,125	$885,671

      The majority of the loan portfolio is comprised of loans to businesses and individuals in Texas. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. Within the loan portfolio, loans to the services industry were $445.2 million or 35.6% of total loans at June 30, 2003 (unaudited). Other notable segments include personal/household, which includes loans to certain high net worth individuals for commercial purposes and mortgage loans held for sale, in addition to consumer loans of $244.4 million, petrochemical and mining of $141.7 million and loans for the contracting industry of $134.1 million at June 30, 2003 (unaudited). The risks created by these concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to cover estimated losses on loans at each balance sheet date.

      The changes in the allowance for loan losses are summarized as follows (in thousands):

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands)
Balance, beginning of period	$14,538	$12,598	$12,598	$8,910	$2,775
Provision for loan losses	2,850	1,979	5,629	5,762	6,135
Loans charged off	(269)	(2,491)	(3,847)	(2,074)	—
Recoveries	155	10	158	—	—

Balance, end of period	$17,274	$12,096	$14,538	$12,598	$8,910

      The Bank had impaired loans and leases in the amount of $11,545,000, $2,776,000 and $6,032,000 with reserves of $3,021,000, $832,000 and $1,213,000 as of June 30, 2003 (unaudited) and December 31, 2002

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2001, respectively. Also, the Bank had one loan relationship in the amount of $5,013,000 that was restructured during 2001. The restructuring included a charge-off and a principal reduction from the borrower. Interest income recorded on impaired loans during the six months ended June 30, 2003 (unaudited) and the year ended December 31, 2002 were approximately $60,000 and $64,000, respectively. The increase in interest income that would have been recorded if the loans had been current during the six months ended June 30, 2003 (unaudited) and the year ended December 31, 2002 totaled $167,000 and $771,000, respectively. Average impaired loans outstanding during the six months ended June 30, 2003 (unaudited) and the years ended December 31, 2002 and 2001 totaled $4,734,000, $5,563,000 and $3,041,000, respectively.

      During the normal course of business, the Company and subsidiary may enter into transactions with related parties, including their officers, employees, directors, significant stockholders and their related affiliates. It is the Company’s policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with third parties. Loans to related parties, including officers and directors, were approximately $16,370,000, $15,963,000 and $14,955,000 at June 30, 2003 (unaudited) and December 31, 2002 and 2001, respectively. During the six months ended June 30, 2003 (unaudited) and the years ended December 31, 2002 and 2001, total advances were approximately $14,314,000, $19,452,000 and $26,527,000 and total paydowns were $13,907,000, $18,444,000 and $19,117,000, respectively.

4.	Goodwill

      Prior to the adoption of Statement 142, goodwill acquired in the acquisition of Resource Bank in December 1998 was being amortized over 15 years. Accumulated amortization related to intangibles totaled approximately $374,000 at June 30, 2003 (unaudited) and December 31, 2002 and 2001.

5.	Premises and Equipment

      Premises and equipment at June 30, 2003 and December 31, 2002 and 2001 are summarized as follows (in thousands):

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)
Premises	$3,287	$3,044	$2,880
Furniture and equipment	6,662	6,443	6,032

	9,949	9,487	8,912
Accumulated depreciation	(6,368)	(5,658)	(3,962)

	$3,581	$3,829	$4,950

      Depreciation expense was approximately $710,000, $1,721,000 and $1,797,000 for the six months ended June 30, 2003 (unaudited) and for the years ended December 31, 2002 and 2001, respectively.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Deposits

      The scheduled maturities of interest bearing time deposits are as follows at June 30, 2003 (in thousands):

(Unaudited)
2003	$234,286
2004	191,513
2005	103,478
2006	3,356
2007 and after	7,835

$540,468

      At June 30, 2003 (unaudited) and December 31, 2002 and 2001, the Bank had approximately $31,000,000, $25,000,000 and $28,000,000, respectively, in deposits from related parties, including directors, stockholders, and their related affiliates.

      At June 30, 2003 (unaudited) and December 31, 2002 and 2001, interest bearing time deposits of $100,000 or more were approximately $421,314,000, $425,179,000 and $226,095,000, respectively.

7.	Borrowing Arrangements

      Borrowings at June 30, 2003 (unaudited) consist of $279.6 million of securities sold under repurchase agreements with a weighted average rate of 2.11%, $13.7 million of customer repurchase agreements, and $3.5 million of treasury, tax and loan notes. Securities sold under repurchase are with four counterparties which are Salomon Smith Barney at $186.1 million, Credit Suisse at $28.5 million, Bank of America at $57.4 million and Morgan Stanley Dean Witter at $7.6 million. The weighted average maturities of the Salomon, Suisse, Bank of America, and Stanley repurchase agreements are 18 months, 26 months, 3 months and 5 months, respectively. Other borrowings also include $50.0 million of FHLB overnight advances bearing interest of 1.4%. Based on the loans that could be pledged and securities that were not already pledged for other purposes, the Bank had an additional $386.0 million of FHLB borrowings available at June 30, 2003 (unaudited). There were $344.9 million of securities pledged for customer repurchase agreements and securities sold under repurchase agreements and $9.1 million pledged for treasury, tax and loan notes. During the six months ended June 30, 2003 (unaudited), our average borrowings from these sources were 26.3% of average assets. The maximum amount of borrowed funds outstanding at any month-end during the six months ended June 30, 2003 (unaudited) was $516.2 million or 27.2% of total assets.

      The Bank had $111.2 million of downstream federal funds purchased outstanding with a rate of 1.45% and $45.0 million of upstream federal funds outstanding with a weighted average rate of 1.61% at June 30, 2003 (unaudited). The Bank had unused upstream federal fund lines available from commercial banks at June 30, 2003 (unaudited) of approximately $52.8 million. Generally, these federal fund borrowings are overnight, but not to exceed seven days.

      Borrowings at December 31, 2002 consist of $292.0 million of securities sold under repurchase agreements with a weighted average rate of 2.95%, $10.1 million of customer repurchase agreements, and $14.2 million of treasury, tax and loan notes. Securities sold under repurchase are with three significant counterparties which are Salomon Smith Barney at $240.7 million, Morgan Stanley Dean Witter at $24.9 million and Bank of America at $26.4 million. The weighted average maturities of the Salomon, Stanley and Bank of America repurchase agreements are 25 months, 20 months and 1 month, respectively. Other borrowings also include $49.5 million of FHLB overnight advances bearing interest of 1.4%. Based on the loans that could be pledged and securities that were not already pledged for other purposes, the Bank had an additional $240.5 million of FHLB borrowings available at December 31, 2002. There were $336.4 million

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of securities pledged for customer repurchase agreements and securities sold under repurchase agreements and $14.5 million pledged for treasury, tax and loan notes. During the year, our average borrowings from these sources were 18.3% of average assets. The maximum amount of borrowed funds outstanding at any month-end during the year ended December 31, 2002 was $449.5 million or 25.1% of total assets.

      The Bank had $83.6 million of downstream federal funds purchased outstanding with a rate of 1.39% at December 31, 2002. The Bank had unused upstream federal fund lines available from commercial banks at December 31, 2002 of approximately $37.5 million. Generally, these federal fund borrowings are overnight, but not to exceed seven days.

      As of June 30, 2003 (unaudited), our borrowings and contractual obligations were as follows:

		After One	After Three
	Within One	But Within	But Within	After Five
	Year	Three Years	Five Years	Years	Total

	(In thousands)
Federal funds purchased	$156,194	$—	$—	$—	$156,194
Securities sold under repurchase agreements	103,808	175,800	—	—	279,608
Customer repurchase agreements	13,664	—	—	—	13,664
Treasury, tax and loan notes	3,501	—	—	—	3,501
FHLB borrowings	50,000	—	—	—	50,000
Operating lease obligations	2,649	8,184	5,156	2,925	18,914
Long-term debt	—	—	—	20,000	20,000

Total other borrowings and lease obligations	$329,816	$183,984	$5,156	$22,925	$541,881

8.	Long-Term Debt

      On April 10, 2003, Texas Capital Bancshares Statutory Trust II, a newly-formed subsidiary of the Company, issued $10,000,000 of its Floating Rate Capital Securities Cumulative Trust Preferred Securities (the Trust Preferred) in a private offering. Proceeds of the Trust Preferred were invested in the Floating Rate Junior Subordinated Deferrable Interest Securities (the Subordinated Debentures) of the Company. Interest rate on the Trust Preferred Subordinated Debentures is three month LIBOR plus 3.25%. After deducting underwriter’s compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in investment and lending activities. Interest payments on the Subordinated Debentures are deductible for federal income tax purposes.

      The Trust Preferred and the Subordinated Debentures each mature in April 2033. If certain conditions are met, the maturity dates of the Trust Preferred and the Subordinated Debentures may be shortened to a date not earlier than April 10, 2008. The Trust Preferred and the Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The Trust Preferred is subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Company also has the right, if certain conditions are met, to defer payment of interest on the Subordinated Debentures, which would result in a deferral of dividend payments on the Trust Preferred, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period. The payment by the Company of the principal and interest on the Subordinated Debentures is subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the Company, whether outstanding at this time or incurred in the future.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company and Texas Capital Bancshares Statutory Trust II believe that, taken together, the obligations of the Company under the Trust Preferred Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement as to Expenses and Liabilities, entered into in connection with the offering of the Trust Preferred and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by the Company of the obligations of Texas Capital Bancshares Statutory Trust II under the Trust Preferred.

      Texas Capital Bancshares Statutory Trust II is a Connecticut business trust created for the purpose of issuing the Trust Preferred and purchasing the Subordinated Debentures, which are its sole assets. The Company owns all of the outstanding common securities, liquidation value $1,000 per share of Texas Capital Bancshares Statutory Trust II.

      The Trust Preferred currently meets the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At June 30, 2003, all of the Trust Preferred was included in Tier I capital.

      On November 19, 2002, Texas Capital Bancshares Statutory Trust I, a newly-formed subsidiary of the Company, issued $10,000,000 of its Floating Rate Capital Securities Cumulative Trust Preferred Securities (the Trust Preferred) in a private offering. Proceeds of the Trust Preferred were invested in the Floating Rate Junior Subordinated Deferrable Interest Securities (the Subordinated Debentures) of the Company. Interest rate on the Trust Preferred Subordinated Debentures is three month LIBOR plus 3.35%. After deducting underwriter’s compensation and other expenses of the offering, the net proceeds were available to the Company to increase capital and for general corporate purposes, including use in investment and lending activities. Interest payments on the Subordinated Debentures are deductible for federal income tax purposes.

      The Trust Preferred and the Subordinated Debentures each mature in November 2032. If certain conditions are met, the maturity dates of the Trust Preferred and the Subordinated Debentures may be shortened to a date not earlier than November 19, 2007. The Trust Preferred and the Subordinated Debentures also may be redeemed prior to maturity if certain events occur. The Trust Preferred is subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Company also has the right, if certain conditions are met, to defer payment of interest on the Subordinated Debentures, which would result in a deferral of dividend payments on the Trust Preferred, at any time or from time to time for a period not to exceed 20 consecutive quarters in a deferral period. The payment by the Company of the principal and interest on the Subordinated Debentures is subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of the Company, whether outstanding at this time or incurred in the future.

      The Company and Texas Capital Bancshares Statutory Trust I believe that, taken together, the obligations of the Company under the Trust Preferred Guarantee Agreement, the Amended and Restated Trust Agreement, the Subordinated Debentures, the Indenture and the Agreement as to Expenses and Liabilities, entered into in connection with the offering of the Trust Preferred and the Subordinated Debentures, in the aggregate constitute a full and unconditional guarantee by the Company of the obligations of Texas Capital Bancshares Statutory Trust I under the Trust Preferred.

      Texas Capital Bancshares Statutory Trust I is a Connecticut business trust created for the purpose of issuing the Trust Preferred and purchasing the Subordinated Debentures, which are its sole assets. The Company owns all of the outstanding common securities, liquidation value $1,000 per share of Texas Capital Bancshares Statutory Trust I.

      The Trust Preferred currently meets the regulatory criteria for Tier I capital, subject to Federal Reserve guidelines that limit the amount of the Trust Preferred and cumulative perpetual preferred stock to an aggregate of 25% of Tier I capital. At June 30, 2003 and December 31, 2002, all of the Trust Preferred was included in Tier I capital.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Income Taxes

      The Company had a gross deferred tax asset of $7.8 million at June 30, 2003 (unaudited). In 2003, as a result of the Company’s reassessment of its ability to generate sufficient earnings to allow the utilization of its deferred tax assets, management believes it is more likely than not that the deferred tax assets will be realized. Accordingly, the Company reversed the valuation allowance and certain related tax reserves during the period.

      At December 31, 2002, the Company had a net deferred tax asset of $2.2 million, and a valuation allowance of $5.4 million. In assessing the need for a valuation allowance at December 31, 2002, the Company did not assume future taxable income would be generated due to the limited operating history of the Company and uncertainty regarding the timing of certain future deductions. The effective tax rate in 2002 reflected the use of certain net operating loss carryforwards from prior years.

      The Company utilized its remaining net operating loss carryforwards of $6.3 million during 2002, and incurred $2,529,000 of tax expense for the year ended December 31, 2002. Current income tax payable at December 31, 2002 was $1,079,000.

      The provision for income taxes consists of the following for periods ended:

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)

	(In thousands)
Current:
Federal	$1,630	$2,529	$—
State	—	—	—

Total	$1,630	$2,529	$—

Deferred:
Federal	$(7,096)	$—	$—
State	—	—	—

Total	$(7,096)	$—	$—

Total expense (benefit)
Federal	$(5,466)	$2,529	$—
State	—	—	—

Total	$(5,466)	$2,529	$—

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities are as follows:

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)

	(In thousands)
Deferred tax assets:
Net operating loss carryforward	$—	$—	$2,154
Allowance for loan losses	6,046	5,088	4,283
Organizational costs/software	47	74	210
Depreciation	363	266	80
Loan origination fees	1,139	1,179	999
Non-accrual interest	131	96	—
Unrealized loss on securities	—	—	172
Other	99	32	81

	7,825	6,735	7,979
Deferred tax liabilities:
Loan origination costs	(544)	(567)	(691)
Cash to accrual	(78)	(156)	(309)
FHLB stock dividends	(107)	(83)	—
Unrealized gain on securities	(3,617)	(3,683)	—

	(4,346)	(4,489)	(1,000)

Net deferred tax asset before valuation allowance	3,479	2,246	6,979
Valuation allowance	—	(5,400)	(6,979)

Net deferred tax asset (liability)	$3,479	$(3,154)	$—

      The reconciliation of income attributable to continuing operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

	Year Ended
	December 31,

	2002	2001	2000

Tax at U.S. statutory rate	34%	34%	34%
Permanent differences	(1)%	2%	(1)%
Changes in valuation allowance	(9)%	(36)%	(33)%
Other	2%	—	—

Total	26%	0%	0%

      A valuation allowance equal to the total estimated tax benefit of the net deferred asset has been established at December 31, 2002 and 2001. The change in the valuation allowance during 2002 was $1.6 million.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Series A Convertible Preferred Stock

      In December 2001 and January 2002, the Company issued 753,301 and 303,841 shares, respectively, of Series A Convertible Preferred Stock at $8.75 per share. Dividends are at an annual rate of 6.0% and are payable quarterly. Each share is convertible into two shares of common stock.

      Automatic conversion occurs in the event of (a) a change of control or a material event; or (b) the sale of all or substantially all of the assets of the Company; or (c) immediately prior to the closing of an underwritten public offering of shares of the common stock of the Company at a price of $8.75 per share or greater; or (d) if Texas Capital’s common stock is listed for trading on the New York Stock Exchange or the Nasdaq National Market and thereafter the average closing price of such common stock for any consecutive 30 day period is at or above $8.75 per share; or (e) if there is a change in the Federal Reserve capital adequacy guidelines that results in the preferred stock not qualifying as Tier I capital. Mandatory conversion is upon the fifth anniversary date of the issuance date.

      The voting right of each share of preferred stock is equal to two votes.

      Additional paid-in capital at June 30, 2003 (unaudited) and December 31, 2002 is net of $1,673,000 and $1,123,000, respectively, of dividends paid.

      In the event of any liquidation of the Company, the preferred holders would receive out of the assets of the Company available for distribution an amount equal to $8.75 per share plus any accrued and unpaid dividends before any distribution is made to the holders of any class of stock ranking junior to the preferred stock.

11.	Employee Benefits

      The Company has a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Internal Revenue Code (the 401(k) Plan). The 401(k) Plan permits the employees of the Company to defer a portion of their compensation. Matching contributions may be made in amounts and at times determined by the Company. The Company made no such contributions for the six months ended June 30, 2003 (unaudited) and for the years ended December 31, 2002 and 2001. Amounts contributed by the Company for a participant will vest over six years and will be held in trust until distributed pursuant to the terms of the 401(k) Plan. Employees of the Company are eligible to participate in the 401(k) Plan when they meet certain requirements concerning minimum age and period of credited service. All contributions to the 401(k) Plan are invested in accordance with participant elections among certain investment options.

      During 2000, the Company implemented an Employee Stock Purchase Plan (ESPP). Employees are eligible for the plan when they have met certain requirements concerning period of credited service and minimum hours worked. Eligible employees may contribute a minimum of 1% to a maximum of 10% of eligible compensation up to the Section 423 of the Internal Revenue Code limit of $25,000. The Company has allocated 160,000 shares to the plan. As of June 30, 2003 (unaudited) and December 31, 2002 and 2001, 103,595, 82,098 and 46,124 shares, respectively, had been purchased on behalf of the employees.

      The Company has a stock option plan. The number of options awarded and the employees to receive the options are determined by the Board of Directors, or its designated committee. Options awarded under this plan are subject to vesting requirements. Generally, one fifth of the options awarded vest annually and expire 10 years after date of grant. Total options available under the plan at June 30, 2003 (unaudited) and December 31, 2002 and 2001, were 2,671,344, 2,362,205 and 1,913,846, respectively. During 2003, 2002 and 2001, 468,500, 553,500 and 194,600 options were awarded at an exercise price of $7.25, respectively.

      The Company follows SFAS No. 123, Accounting for Stock Based Compensation. The statement allows the continued use of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Under APB 25, no compensation expense is recognized at the date of

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant for the options where the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Compensation expense of $24,000 was recorded in 2001, 2000 and 1999 for the options that were granted at $5.55 with a three-year vesting period. The Company’s election to continue the use of APB 25 requires pro forma disclosures of net income as if the fair value based method of accounting had been applied. See Note 1 for those disclosures.

      A summary of the Company’s stock option activity and related information for 2003, 2002, 2001 and 2000 is as follows:

	June 30, 2003		December 31, 2002		December 31, 2001		December 31, 2000

		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Options	Price	Options	Price	Options	Price	Options	Price

	(Unaudited)
Options outstanding at beginning of period	1,959,828	$6.61	1,502,648	$6.44	1,367,360	$6.33	1,144,640	$6.19
Options granted	468,500	7.25	553,500	7.25	194,600	7.25	282,020	6.88
Options exercised	(49,200)	6.58	(17,800)	6.96	—	—	(6,000)	6.25
Options forfeited	(10,240)	6.74	(78,520)	6.66	(59,312)	6.40	(53,300)	6.25

Options outstanding at period-end	2,368,888	$6.78	1,959,828	$6.61	1,502,648	$6.44	1,367,360	$6.33

Options vested at period-end	1,160,889	$6.49	851,615	$6.30	698,884	$6.29	361,608	$6.12
Weighted average fair value of options granted during 2003, 2002, 2001 and 2000 in which the option exercise price ($7.25 and $6.25) equaled the market price:	$1.73		$1.42		$1.53		$1.85
Weighted average remaining contractual life of options currently outstanding in years:	7.34		7.19		7.53		8.31

      In September 2002, the Company granted restricted stock awards to three of its executive officers totaling 220,000 shares. The shares vest as certain stock price targets are met. If the targets are not met, the shares will cliff vest at the end of six years. The Company expensed approximately $192,000 and $91,000 during the six months ended June 30, 2003 (unaudited) and the year ended December 31, 2002, respectively, related to these stock awards.

      In 1999, the Company entered into a deferred compensation agreement with one of its executive officers. The agreement allows the employee to elect to defer up to 100% of his compensation on an annual basis. All deferred compensation is invested in the Company’s common stock held in a rabbi trust. The stock is held in the name of the trustee, and the principal and earnings of the trust are held separate and apart from other funds of the Company, and are used exclusively for the uses and purposes of the deferred compensation agreement. The accounts of the trust have been consolidated with the accounts of the Company.

12.	Financial Instruments with Off-Balance Sheet Risk

      The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit which involve varying degrees of credit risk in excess of the amount recognized in the consolidated balance sheets. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Bank uses the same credit

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the borrower.

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s credit-worthiness on a case-by-case basis.

      Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)
	(In t	housands)
Financial instruments whose contract amounts represent credit risk:
Commitments to extend credit	$361,212	$331,142	$319,072
Standby letters of credit	20,080	22,126	25,476

13.	Regulatory Restrictions

      The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2003 and December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

      Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the tables below. As shown below, the Bank’s capital ratios exceed the regulatory definition of well capitalized as of June 30, 2003 and December 31, 2002 and 2001. As of June 30, 2002, the most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since the notification that management believes have changed the Bank’s category. Based

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

upon the information in its most recently filed call report, the Bank continues to meet the capital ratios necessary to be well capitalized under the regulatory framework for prompt corrective action.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(In thousands except percentage data)
As of June 30, 2003 (unaudited):
Total capital (to risk-weighted assets):
Company	$161,241	11.50%	$112,160	8.00%	N/A	N/A
Bank	151,630	10.82%	112,076	8.00%	$140,095	10.00%
Tier 1 capital (to risk-weighted assets):
Company	$143,954	10.27%	$56,080	4.00%	N/A	N/A
Bank	134,344	9.59%	56,038	4.00%	$84,057	6.00%
Tier 1 capital (to average assets):
Company	$143,954	7.43%	$77,531	4.00%	N/A	N/A
Bank	134,344	6.93%	77,489	4.00%	$96,861	5.00%
As of December 31, 2002:
Total capital (to risk-weighted assets):
Company	$141,688	11.32%	$100,160	8.00%	N/A	N/A
Bank	128,696	10.29%	100,089	8.00%	$125,111	10.00%
Tier 1 capital (to risk-weighted assets):
Company	$127,146	10.16%	$50,080	4.00%	N/A	N/A
Bank	114,154	9.12%	50,044	4.00%	$75,066	6.00%
Tier 1 capital (to average assets):
Company	$127,146	7.66%	$66,400	4.00%	N/A	N/A
Bank	114,154	6.88%	66,359	4.00%	82,949	5.00%
As of December 31, 2001:
Total capital (to risk-weighted assets):
Company	$117,921	11.73%	$80,431	8.00%	N/A	N/A
Bank	114,551	11.39%	80,430	8.00%	$100,538	10.00%
Tier 1 capital (to risk-weighted assets):
Company	$105,353	10.48%	$40,216	4.00%	N/A	N/A
Bank	101,983	10.14%	40,215	4.00%	$60,323	6.00%
Tier 1 capital (to average assets):
Company	$105,353	9.46%	$44,545	4.00%	N/A	N/A
Bank	101,983	9.16%	44,544	4.00%	$55,681	5.00%

      Dividends that may be paid by subsidiary banks are routinely restricted by various regulatory authorities. The amount that can be paid in any calendar year without prior approval of the Bank’s regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years, or retained earnings. No dividends were declared or paid during 2003, 2002 or 2001.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The required balance at the Federal Reserve at June 30, 2003 and December 31, 2002 and 2001 was approximately $26,114,000, $22,185,000 and $11,323,000, respectively.

14.	Earnings Per Share

      The following table presents the computation of basic and diluted earnings per share (in thousands except share data):

	Six Months Ended June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)
Numerator:
Net income (loss)	$6,888	$3,377	$7,343	$5,844	$(16,497)
Preferred stock dividends	(550)	(537)	(1,097)	(26)	—

Numerator for basic earnings (loss) per share-income (loss) available to common stockholders	6,338	2,840	6,246	5,818	(16,497)
Effect of dilutive securities:
Preferred stock dividends(2)	550	—	—	26	—

Numerator for dilutive earnings (loss) per share-income (loss) available to common stockholders after assumed conversion	$6,888	$2,840	$6,246	$5,844	$(16,497)

Denominator:
Denominator for basic earnings per share-weighted average shares	19,202,699	19,135,782	19,145,255	18,957,652	17,436,628
Effect of dilutive securities:
Employee stock options(1)	237,909	203,124	199,619	170,020	—
Series A convertible preferred stock(2)	2,114,284	—	—	49,532	—

Dilutive potential common shares	2,352,193	203,124	199,619	219,552	—

Denominator for dilutive earnings per share-adjusted weighted average shares and assumed conversions	21,554,892	19,338,906	19,344,874	19,177,204	17,436,628
Basic earnings (loss) per share	$.33	$.15	$.33	$.31	$(.95)

Diluted earnings (loss) per share	$.32	$.15	$.32	$.30	$(.95)

(1)	Excludes employee stock options with exercise price equal to or greater than average market price for the period of $7.25 in 2002, 2001 and 2000.

(2)	Effects of Series A convertible preferred stock are anti-dilutive in 2002 and are not included.

15.     Fair Values of Financial Instruments

      Generally accepted accounting principles require disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

discount rate and estimates of future cash flows. This disclosure does not and is not intended to represent the fair value of the Company.

      A summary of the carrying amounts and estimated fair values of financial instruments is as follows (in thousands):

	June 30, 2003		December 31, 2002		December 31, 2001

	Carrying	Estimated	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

	(Unaudited)
Cash and cash equivalents	$65,615	$65,615	$88,744	$88,744	$56,620	$56,620
Securities, available-for-sale	649,522	649,522	553,169	553,169	206,365	206,365
Loans, net	1,230,568	1,234,046	1,104,125	1,110,132	885,671	891,775
Deposits	1,340,322	1,344,930	1,196,535	1,200,071	886,077	887,436
Federal funds purchased	156,194	156,194	83,629	83,629	76,699	76,699
Borrowings	346,773	348,316	365,831	367,798	86,899	86,906
Long-term debt	20,000	20,000	10,000	10,000	—	—

      The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents

      The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents approximate their fair value.

Securities

      The fair value of investment securities is based on prices obtained from independent pricing services which are based on quoted market prices for the same or similar securities.

Loans

      For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are generally based on carrying values. The fair value for other loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value. The carrying amount of loans held for sale approximates fair value.

Deposits

      The carrying amounts for variable-rate money market accounts approximate their fair value. Fixed-term certificates of deposit fair values are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Federal Funds Purchased, Other Borrowings and Long-Term Debt

      The carrying value reported in the consolidated balance sheet for federal funds purchased and short-term borrowings approximates their fair value. The fair value of term borrowings and long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Off-Balance Sheet Instruments

      Fair values for the Company’s off-balance sheet instruments which consist of lending commitments and standby letters of credit are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. Management believes that the fair value of these off-balance sheet instruments is not significant.

16.	Commitments and Contingencies

      The Company leases various premises under operating leases with various expiration dates. Rent expense incurred under operating leases amounted to approximately $1,318,000, $2,654,000, $2,443,000 and $2,064,000 for the six months ended June 30, 2003 (unaudited) and the years ended December 31, 2002, 2001 and 2000, respectively.

      Minimum future lease payments under operating leases are as follows (unaudited):

Minimum
Payments

(In thousands)
Six months ended December 31,
2003	$1,302
Year ending December 31,
2004	2,694
2005	2,756
2006	2,740
2007	2,683
2008 and thereafter	6,739

$18,914

17.	Contingent Liabilities

      In March 2000, the Company entered into an agreement to provide merchant card processing for a customer. In December 2000, the customer ceased operations and filed for bankruptcy protection. At the time the customer filed for bankruptcy protection, there were approximately $2.0 million in advanced credit card ticket sales. The Company was unable to determine its exact liability at December 31, 2000. However, at December 31, 2000, based upon all available information, the Company determined that $1.8 million was the most probable loss within the range and recognized a $1.8 million liability. The exact liability was not known until all of the chargebacks had been received and processed and all potential third party recoveries had been received by the Company which was completed during the fourth quarter of 2001. Total losses were $1.5 million. As a result of the losses being less than the original amount accrued, approximately $300,000 of the accrual was reversed during 2001.

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Parent Company Only

      Summarized financial information for Texas Capital Bancshares, Inc. — Parent Company Only follows:

Balance Sheets

		December 31,
	June 30,
	2003	2002	2001

	(Unaudited)

	(In thousands)
ASSETS
Cash and cash equivalents	$9,905	$12,364	$3,597
Investment in subsidiaries	143,177	122,294	102,989
Other assets	1,052	1,261	16

Total assets	$154,134	$135,919	$106,602

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$1,346	$633	$243
Long-term debt	20,620	10,310	—

Total liabilities	21,966	10,943	243
Preferred stock	11	11	8
Common stock	192	192	191
Additional paid-in capital	131,801	131,881	127,378
Accumulated deficit	(6,459)	(13,347)	(20,690)
Treasury stock	(95)	(95)	(21)
Accumulated other comprehensive income (loss)	6,718	6,334	(507)

Total stockholders’ equity	132,168	124,976	106,359

Total liabilities and stockholders’ equity	$154,134	$135,919	$106,602

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Earnings

	Six Months	Year Ended December 31,
	Ended
	June 30, 2003	2002	2001	2000

	(Unaudited)

	(In thousands)
Dividend income	$10	$2	$—	$—
Interest income	—	—	—	78

Total income	10	2	—	78
Interest expense	390	67	—	—
Salaries and employee benefits	239	440	512	699
Legal and professional	486	614	—	—
IPO expense	—	1,190	—	—
Other non-interest expense	88	145	504	1,479

Total expense	1,203	2,456	1,016	2,178

Loss before income taxes and equity in undistributed income (loss) of subsidiaries	(1,193)	(2,454)	(1,016)	(2,100)
Income tax expense (benefit)	392	(644)	—	—

Loss before equity in undistributed income (loss) of subsidiaries	(801)	(1,810)	(1,016)	(2,100)
Equity in undistributed income (loss) of subsidiaries	7,689	9,153	6,860	(14,397)

Net income (loss)	$6,888	$7,343	$5,844	$(16,497)

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Statements of Cash Flows

	Six Months	Year Ended December 31,
	Ended
	June 30, 2003	2002	2001	2000

	(Unaudited)

	(In thousands)
Operating Activities
Net income (loss)	$6,888	$7,343	$5,844	$(16,497)
Adjustments to reconcile net income (loss) to net cash provided by (used) in operating activities:
Equity in undistributed (income) loss of subsidiaries	(7,689)	(9,153)	(6,860)	14,397
(Increase) decrease in other assets	209	(745)	1	1
Increase (decrease) in other liabilities	717	135	(16)	90

Net cash provided by (used in) operating activities	125	(2,420)	(1,031)	(2,009)
Investing Activities
Investment in subsidiaries	(12,810)	(3,310)	(21,000)	(15,000)
Investment in non-marketable equity securities	—	(500)	—	—

Net cash used in investing activities	(12,810)	(3,810)	(21,000)	(15,000)
Financing Activities
Trust preferred	10,310	10,310	—	—
Sale of preferred stock	—	5,250	13,183	—
Preferred stock dividends	(554)	(843)	—	—
Sale of common stock	470	351	159	27,073
(Purchase) sale of treasury stock, net	—	(71)	1,027	(7)

Net cash provided by financing activities	10,226	14,997	14,369	27,066

Net (decrease) increase in cash and cash equivalents	(2,459)	8,767	(7,662)	10,057
Cash and cash equivalents at beginning of period	12,364	3,597	11,259	1,202

Cash and cash equivalents at end of period	$9,905	$12,364	$3,597	$11,259

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Reportable Segments

      The Company operates two principal lines of business under Texas Capital Bank: the traditional bank and BankDirect, an Internet only bank. BankDirect has been a net provider of funds and the traditional bank has been a net user of funds. In order to provide a consistent measure of the net interest margin for BankDirect, the Company uses a multiple pool funds transfer rate to calculate credit for funds provided. This method takes into consideration the current market conditions during the reporting period.

The Traditional Bank

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands, except percentage data)
Net interest income	$24,970	$18,798	$41,299	$34,344	$20,860
Provision for loan losses	2,850	1,979	5,629	5,762	6,135
Non-interest income	6,063	3,583	8,490	5,671	1,927
Non-interest expense	24,490	15,068	30,466	25,431	24,288

Pre-tax income (loss)	$3,693	$5,334	$13,694	$8,822	$(7,636)

Average assets	$1,885,175	$1,210,787	$1,365,377	$1,016,301	$682,497
Total assets	2,002,767	1,260,258	1,792,395	1,164,763	908,412

BankDirect

	Six Months Ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000

	(Unaudited)

	(In thousands)
Net interest income (loss)	$(184)	$810	$1,012	$711	$1,901
Provision for loan losses	—	—	—	—	—
Non-interest income	82	73	135	312	30
Non-interest expense	975	1,289	2,515	2,985	8,692

Pre-tax loss	$(1,077)	$(406)	$(1,368)	$(1,962)	$(6,761)

      Reportable segments reconciliation to the consolidated financial statements for the six month periods ended June 30, 2003 (unaudited) and June 30, 2002 and for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands):

	Six Months Ended June 30, 2003 (Unaudited)

	Net	Provision	Non-	Non-
	Interest	for Loan	Interest	Interest
	Income	Losses	Income	Expense

Total reportable lines of business	$24,786	$2,850	$6,145	$25,465
Unallocated items:
Holding company	(380)	—	—	814

Texas Capital Bancshares (consolidated)	$24,406	$2,850	$6,145	$26,279

TEXAS CAPITAL BANCSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended June 30, 2002

	Net	Provision	Non-	Non-
	Interest	for Loan	Interest	Interest
	Income	Losses	Income	Expense

Total reportable lines of business	$19,608	$1,979	$3,656	$16,357
Unallocated items:
Holding company	—	—	—	423

Texas Capital Bancshares (consolidated)	$19,608	$1,979	$3,656	$16,780

	December 31, 2002

	Net	Provision	Non-	Non-
	Interest	for Loan	Interest	Interest
	Income	Losses	Income	Expense

Total reportable lines of business	$42,311	$5,629	$8,625	$32,981
Unallocated items:
Holding company	(65)	—	—	2,389

Texas Capital Bancshares (consolidated)	$42,246	$5,629	$8,625	$35,370

	December 31, 2001

	Net	Provision	Non-	Non-
	Interest	for Loan	Interest	Interest
	Income	Losses	Income	Expense

Total reportable lines of business	$35,055	$5,762	$5,983	$28,416
Unallocated items:
Holding company	—	—	—	1,016

Texas Capital Bancshares (consolidated)	$35,055	$5,762	$5,983	$29,432

	December 31, 2000

	Net	Provision	Non-	Non-
	Interest	for Loan	Interest	Interest
	Income	Losses	Income	Expense

Total reportable lines of business	$22,761	$6,135	$1,957	$32,980
Unallocated items:
Holding company	78	—	—	2,178

Texas Capital Bancshares (consolidated)	$22,839	$6,135	$1,957	$35,158

20.	Related Party Transactions

      Certain members of our board of directors provide legal and consulting services to the Company.

      See Notes 3 and 6 for a description of loans and deposits with related parties.

21.	Subsequent Event (Unaudited)

      In July 2003, the Company agreed to acquire the outstanding deposit accounts of Bluebonnet Savings Bank FSB, a Federal Savings Bank located in Dallas, Texas. The acquisition of these accounts closed August 8, 2003.

6,000,000 Shares

Common Stock

PROSPECTUS
August 13, 2003

LEHMAN BROTHERS

U.S. BANCORP PIPER JAFFRAY

SUNTRUST ROBINSON HUMPHREY

SANDLER O’NEILL & PARTNERS, L.P.

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